Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TECHNE CORPORATION,

MCLAREN MERGER SUB, INC.,

PROTEINSIMPLE,

AND

FORTIS ADVISORS LLC, AS THE SECURITYHOLDERS’ REPRESENTATIVE

JUNE 16, 2014

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(CONTINUED)

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(CONTINUED)

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(CONTINUED)

Exhibits:

Exhibit A	Certain Definitions
Exhibit B	Form of Certificate of Merger
Exhibit C	Form of Option Termination Agreement
Exhibit D	Form of Noncompetition and Nonsolicitation Agreement
Exhibit E	Form of Joinder Agreement
Exhibit F	Consideration Spreadsheet
Exhibit G	Form of Letter of Transmittal
Exhibit H	Form of Stockholder Written Consent
Exhibit I	Sample Calculation of Closing Date Net Working Capital
Exhibit J	Form of Escrow Agreement
Exhibit K	Form of Paying Agent Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 16, 2014, by and among TECHNE CORPORATION, a Minnesota corporation (“Parent”), MCLAREN MERGER SUB, INC., a Delaware corporation and wholly-owned Subsidiary of Parent (“Merger Sub”), PROTEINSIMPLE, a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the Securityholders’ Representative. Certain other capitalized terms used in this Agreement are defined in Exhibit A. Parent, Merger Sub, the Company and the Securityholders’ Representative are occasionally referred to herein as the “parties.”

RECITALS

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and the Delaware General Corporation Law (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent;

WHEREAS, the respective boards of directors of the Company, Parent and Merger Sub deem it advisable and in the best interests of their respective stockholders that the parties consummate the transactions contemplated hereby, upon the terms and subject to the conditions provided for herein; and

WHEREAS, Parent, Merger Sub, and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated hereby and also to prescribe various conditions to the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. DESCRIPTION OF TRANSACTION.

1.1 The Merger; Effective Time; Closing; Surviving Corporation.

(a) Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined below), Merger Sub will be merged with and into the Company, and the separate existence of Merger Sub will cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”). The Merger will have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law.

(b) Effective Time. As soon as practicable on the date of the Closing, and subject to the conditions set forth in this Agreement, Parent will cause to be filed with the Secretary of State of the State of Delaware a certificate of merger in substantially the form attached hereto as Exhibit B (the “Certificate of Merger”) in such form as required by, and executed in accordance with the relevant provisions of, the Delaware General Corporation Law. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Parent and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

(c) Closing. Subject to the satisfaction or waiver of all of the conditions to the Closing contained in Section 6, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place as soon as practicable (but not later than three Business Days) after the satisfaction or waiver of the conditions to the Closing contained in Section 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), unless another date is agreed to in writing by the parties hereto; it being understood that the parties currently intend to close on July 31, 2014, subject to the terms and conditions of this Agreement. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” All proceedings to be taken, all documents to be executed and delivered by the parties, and all payments to be made and consideration to be delivered at the Closing will be deemed to have been taken and executed simultaneously, and, except as permitted hereunder, no proceedings will be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

(d) Surviving Corporation.

(i) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the certificate of incorporation of the Company (the “Company Charter”) will be amended and restated so as to read in its entirety as the amended and restated certificate of incorporation of the Surviving Corporation attached to the Certificate of Merger, and, as so amended and restated, such Company Charter will be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein and by applicable Legal Requirements.

(ii) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company will be amended and restated so as to read in their entirety as the bylaws of Merger Sub, and, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements.

(iii) Effective as of, and immediately following, the Effective Time, the board of directors of the Surviving Corporation will consist solely of the members of the board of directors of Merger Sub immediately prior to the Effective Time, each to hold office until the earlier of his or her resignation, removal or death or until his or her successor is duly elected and qualified, as the case may be, in accordance with the Company Charter and the bylaws of the Surviving Corporation and applicable Legal Requirements.

(iv) Effective as of, and immediately following, the Effective Time, the officers of the Surviving Corporation will be the officers of the Company immediately prior to the Effective Time.

(v) Subject to Section 5.18(b), effective as of, and immediately following, the Effective Time, the Surviving Corporation will possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub will become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

1.2 Deposit with Paying Agent. To the extent that Parent is obligated hereunder to deposit amounts with the Paying Agent, such amounts will be paid by wire transfer of immediately available funds to the account of the Paying Agent designated on the Closing Consideration Spreadsheet (the “Exchange Fund”). The Exchange Fund will not be used for any purpose that is not expressly provided for in this Agreement.

1.3 Closing Deliverables.

(a) Parent Deliverables. Parent will, at or prior to the Closing, do or cause to be done each of the following:

(i) deposit, or cause to be deposited with the Paying Agent for the benefit of the Company Stockholders and Company Warrantholders, the portion of the Closing Cash Consideration as set forth in the Closing Consideration Spreadsheet payable to such Company Stockholders and Company Warrantholders for their Company Shares and Company Warrants; provided, however, that on or within one Business Day following the Closing Date, Parent shall directly pay, or cause to be paid, by wire of immediately available funds, the Major Stockholders the applicable portion of the Closing Cash Consideration payable to such Persons pursuant to the terms of this Agreement and set forth in the Closing Consideration Spreadsheet, provided that such Persons have submitted their respective Letters of Transmittals (as defined below) and Company Stock Certificates (as defined below) to the Paying Agent in satisfactory form prior to Closing;

(ii) deliver cash in an amount equal to the Aggregate Company Option Payment Amount payable at Closing, if any, set forth in the Closing Consideration Spreadsheet, by wire transfer of immediately available funds, to the Surviving Corporation for further distribution through the Surviving Corporation’s payroll system to each holder of Company Options who has delivered to the Company a duly executed termination agreement in the form attached hereto as Exhibit C (an “Option Termination Agreement”), less any applicable income and employment withholding Taxes, in each case as set forth in the Closing Consideration Spreadsheet;

(iii) deposit cash in the amount equal to the Escrow Amount and the Contingency Amount, by wire transfer of immediately available funds, with the Escrow Agent as set forth in Section 1.4(f) and in Section 1.4(g), respectively;

(iv) pay cash in the amount equal to the Specified Transaction Expenses, by wire transfer of immediately available funds, to each of the payees set forth in the Closing expense certificate prepared by the Company (the “Closing Expense Certificate”);

(v) pay cash in the amount equal to the Company Debt, by wire transfer of immediately available funds, to each of the payees set forth in the Closing debt certificate prepared by the Company (the “Closing Debt Certificate”);

(vi) pay cash in the amount equal to the Company Change in Control Payments, by wire transfer of immediately available funds, to the Surviving Corporation for further distribution through the Surviving Corporation’s payroll system, less any applicable income and employment withholding Taxes, to each of the payees set forth in the Closing Consideration Spreadsheet;

(vii) deliver the Parent Closing Certificate referenced in Section 6.3(c), dated as of the Closing Date and executed on behalf of Parent by an officer of Parent;

(viii) deliver the Escrow Agreement, effective as of the Closing Date and executed by Parent and the Escrow Agent; and

(ix) deliver the Paying Agent Agreement, effective as of the Closing Date and executed by Parent and the Paying Agent.

(b) Company Deliverables. The Company will deliver to Parent, at or prior to the Closing, as applicable, each of the following:

(i) the Company Closing Certificate referenced in Section 6.2(c), dated as of the Closing Date and executed on behalf of the Company by an officer of the Company;

(ii) the Escrow Agreement, effective as of the Closing Date and executed by the Company and the Securityholders’ Representative;

(iii) resignations of each of the members of the board of directors of the Company, and as requested, each Company Subsidiary, in each case effective as of the Closing;

(iv) at least three Business Days prior to the Closing, the Closing Consideration Spreadsheet, which will include the Closing Expense Certificate and the Closing Debt Certificate;

(v) from each holder of Company Debt, a payoff letter, in form and substance reasonably satisfactory to Parent, and releases, in form and substance reasonably satisfactory to Parent, of the Encumbrances set forth on Schedule 1.3(b)(v);

(vi) a properly executed statement, dated as of the Closing Date, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that an interest in the Company is not a U.S. real property interest within the meaning of Section 897(c) of the Code, together with the required notice to the IRS and written authorization for Parent to deliver such notice and a copy of such statement to the IRS on behalf of the Company upon the Closing;

(vii) Noncompetition and Nonsolicitation Agreements, dated prior to or as of the Closing Date, executed by each of the individuals listed on Schedule 1.3(b)(vii), in the form attached hereto as Exhibit D;

(viii) the Paying Agent Agreement, effective as of the Closing Date and executed by the Company;

(ix) a duly executed Joinder Agreement in the form attached hereto as Exhibit E (a “Joinder Agreement”), dated prior to or as of the Closing Date and executed by each Major Stockholder;

(x) the Company will provide Parent with evidence, reasonably satisfactory to Parent, that the Registration Statement has been withdrawn;

(xi) from each participant in the Company’s Management Retention Bonus Plan (each a “Management Retention Bonus Plan Participant”), a release in a form to be mutually agreed by Parent and the Company; and

(xii) the Company will provide Parent with (i) copies of the resolutions duly adopted by the Board of Directors of the Company authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (ii) copies of the executed Stockholder Written Consents, and (iii) copies of the organizational documents of the Company, in each case certified as true, correct and unmodified as of the Closing Date by the Secretary or an Assistant Secretary of the Company.

1.4 Merger Consideration; Consideration Spreadsheet.

(a) Merger Consideration. Subject to the terms and conditions hereof, including Section 1.5 below, the merger consideration payable by Parent at Closing pursuant to this Agreement will be calculated as follows, as updated pursuant to Section 1.4(c) or as adjusted pursuant to Section 1.5 of this Agreement (the “Closing Merger Consideration”):

(i) the Aggregate Merger Consideration; minus

(ii) the Company Debt Payoff Amount; plus

(iii) the Company Cash; plus

(iv) the Aggregate Company Option Exercise Price Amount set forth in the Closing Consideration Spreadsheet, plus

(v) the Aggregate Company Warrant Exercise Price Amount set forth in the Closing Consideration Spreadsheet, minus

(vi) the Specified Transaction Expenses; minus

(vii) the Company Change in Control Payments; plus or minus, as the case may be,

(viii) the Adjustment Amount.

(b) Consideration Spreadsheet. Attached hereto as Exhibit F is a spreadsheet (the “Consideration Spreadsheet”) setting forth all of the following information, estimated as of the Closing Date: (a) correct names of all Company Securityholders (and such other information as the Paying Agent may reasonably request) as reflected in the records of the Company; (b) the amount and type of each Company Security held by each such Company Securityholder, and the correct certificate numbers with respect to each such Company Security; (c) the amount of the Closing Cash Consideration payable to each Company Securityholder in connection with the Closing; (d) the Pro Rata Portion of each Company Securityholder; (e) the manner in which any distribution of the Escrow Amount will be distributed among the Company Securityholders and the manner in which each such distribution will be calculated; (f) the amount of Company Cash; (g) the amount of Specified Transaction Expenses (including an itemized list of each such Specified Transaction Expense indicating the general nature of such expense (e.g., legal, accounting, etc.), and the Person to whom such expense is owed) and the wire transfer information of each such Person; (h) the Company Debt Payoff Amount, along with a breakdown by lender, amount of Company Debt and the wire transfer information of each lender; (i) the aggregate amount of Company Change in Control Payments, along with a breakdown by Person entitled to receive such payment; (j) the Aggregate Company Warrant Exercise Price Amount and the Aggregate Company Warrant Payment Amount as of the Closing; (k) the Aggregate Company Option Exercise Price Amount and the Aggregate Company Option Payment Amount as of the Closing; (l) the Escrow Amount; and (m) the Contingency Amount. In no event will the aggregate amount payable by Parent (including for Dissenting Shares) exceed the Aggregate Merger Consideration, as adjusted pursuant to Section 1.5.

(c) Closing Consideration Spreadsheet. The Company will prepare and deliver to Parent, no less than three Business Days prior to the Closing, an update to the Consideration Spreadsheet setting forth any changes in amounts due to a change in the estimated time of the Closing and any Dissenting Shares not entitled to any of the Closing Merger Consideration (the “Closing Consideration Spreadsheet”).

(d) Updates to Closing Consideration Spreadsheet. In connection with any scheduled distribution of the Escrow Amount to the Company Securityholders, the Securityholders’ Representative may deliver to Parent (and to the Paying Agent and Escrow Agent, as appropriate) an updated Consideration Spreadsheet that reflects such contemplated distributions of the Escrow Amount to Company Securityholders.

(e) Accuracy of Consideration Spreadsheets. The Consideration Spreadsheet, the Closing Consideration Spreadsheet, and any other updates to the Consideration Spreadsheet are the sole responsibility of the Company Securityholders, and the Company Securityholders hereby agree that neither the Company nor Parent, nor any of Parent’s Affiliates, will have any responsibility or liability for any errors, omissions or inaccuracies therein. Parent, its Affiliates and Paying Agent will be entitled to rely on the accuracy of the Consideration Spreadsheet, the Closing Consideration Spreadsheet, and any other updates to the Consideration Spreadsheet in all respects, and Parent’s obligation to make any payments pursuant to this Section 1 will be deemed fulfilled to the extent that Parent makes such payments in accordance with the foregoing.

(f) Escrow Account. $25,000,000 of the Closing Merger Consideration (the “Escrow Amount”) will be withheld and deposited by Parent in a separate account (the “Escrow Account”) with JPMorgan Chase Bank, NA (the “Escrow Agent”). The Escrow Amount will be held and distributed as provided in the Escrow Agreement and as described herein. The Escrow Amount will be held solely for the purpose of securing the indemnification obligations of the Company Securityholders set forth in this Agreement and making any payments owed to Parent or the other Indemnified Persons pursuant to this Agreement. Subject to a reserve for pending claims, the terms and conditions of this Agreement and the Escrow Agreement, the Escrow Agreement will provide for the release of amounts remaining in the Escrow Account on the 15-month anniversary of the Closing; provided, however, that no amounts subject to unresolved claims will be released until such claims are resolved. Any release and payment of amounts remaining in the Escrow Account to Company Securityholders will be made in accordance with the Consideration Spreadsheet, as updated in accordance with this Agreement. All fees, costs and expenses of the Escrow Agent with respect to the Escrow Account, and of the Paying Agent with respect to the Exchange Fund, will be paid by Parent. The Escrow Amount will be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof. The Escrow Amount will be held as a trust fund and will not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and will be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement. The adoption of this Agreement and the approval of the Merger by the Company Securityholders will constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including the placement of the Escrow Amount in escrow.

(g) Contingency Amount. $500,000 of the Closing Merger Consideration (the “Contingency Amount”) will be deposited by Parent with the Escrow Agent. The Contingency Amount will be used, in the sole and absolute discretion of the Securityholders’ Representative, to pay (i) the costs and expenses, if any, incurred by the Securityholders’ Representative in accordance with or otherwise related to this Agreement, the Escrow Agreement, the Securityholders Representative Agreement and the transactions contemplated hereby and thereby, (ii) any amounts payable under Section 1.5(d) by the Securityholders’ Representative, and (iii) any other costs or expenses incurred by the Securityholders’ Representative in the performance of its obligations as the Securityholders’ Representative. The Escrow Agreement will provide that, upon the request of the Securityholders’ Representative, any remaining Contingency Amount will be released and paid to the Company Securityholders (in accordance with each Company Securityholder’s Pro Rata Portion). All fees, costs and expenses of the Escrow Agent with respect to the Contingency Amount will be paid by the Securityholders’ Representative for and on behalf of the Company Securityholders (in accordance with each Company Securityholder’s Pro Rata Portion).

1.5 Closing Merger Consideration Adjustment.

(a) The Company will deliver to Parent the Company’s good-faith estimate of (i) the Closing Date Net Working Capital (the “Estimated Closing Date Net Working

Capital”), (ii) the Company Cash (the “Estimated Company Cash”), and (iii) the corresponding Adjustment Amount (the “Estimated Closing Date Statement”), no later than three Business Days prior to the Closing Date. Such estimates will be based on the Company’s books and records, the best estimate of the management of the Company and other information then available. Parent will have the right to review the Estimated Closing Date Statement and such supporting documentation or data of the Company and the Company Subsidiaries as Parent may reasonably request. If Parent does not agree with the Estimated Closing Date Statement, the Company and Parent will negotiate in good faith to mutually agree on an acceptable Estimated Closing Date Net Working Capital and Estimated Company Cash, and the Company will consider in good faith any proposed comments or changes that Parent may reasonably suggest; provided, however, that the failure to include in the Estimated Closing Date Statement any changes proposed by Parent, or the acceptance by Parent of the Estimated Closing Date Statement, or the consummation of the Closing, will not limit or otherwise affect Parent’s remedies under this Agreement, including Parent’s right to include such changes or other changes in the Closing Date Net Working Capital Statement, or constitute an acknowledgment by Parent of the accuracy of the Estimated Closing Date Net Working Capital; provided, further, that the failure of Parent and the Securityholders’ Representative to reach such mutual agreement will not give any party the right to terminate this Agreement or otherwise fail to close the transactions contemplated hereunder, and the Estimated Closing Date Net Working Capital (i) delivered by the Company or (ii) as agreed to by the Company and Parent will be the figure used for purposes of determining the Estimated Adjustment Amount.

(b) The Adjustment Amount used for the calculation of the Closing Merger Consideration on the Closing Date (the “Estimated Adjustment Amount”) will be based on the Estimated Closing Date Net Working Capital, and the Estimated Company Cash will be the amount set forth in the Estimated Closing Date Statement. Parent and the Company acknowledge and agree that the exact Adjustment Amount and the exact amount of Company Cash will not be known as of the Closing Date and that the Adjustment Amount and amount of Company Cash determined on the Closing Date may need to be adjusted subsequent to the Closing Date on the basis set forth herein. Accordingly, no later than sixty (60) days after the Closing Date, Parent will prepare and deliver to the Securityholders’ Representative (i) an unaudited balance sheet of the Company as of the Closing Date (the “Closing Date Balance Sheet”) prepared in accordance with GAAP and the Company’s past practices (as adjusted by the terms of this Agreement), (ii) a determination of the Closing Date Net Working Capital, (iii) a statement setting forth the determination of the resulting Adjustment Amount, and (iv) its calculation of the actual Company Cash (the “Closing Date Statement”).

(c) The Securityholders’ Representative and Parent will have the right to review all records, work papers and calculations that are reasonably necessary for the purpose of reviewing the Estimated Closing Date Statement, the Closing Date Balance Sheet and the Closing Date Statement. The Securityholders’ Representative will have 30 days after delivery of the Closing Date Statement in which to notify Parent in writing (such notice, a “Closing Date Dispute Notice”) of any discrepancy in, or disagreement with, the items reflected on the Closing Date Statement (and specifying the amount in dispute and setting forth in reasonable detail the basis for such discrepancy or disagreement), and upon agreement by Parent regarding the adjustment requested by the Securityholders’ Representative, an appropriate adjustment will be made thereto. If the Securityholders’ Representative does not deliver a Closing Date Dispute

Notice to Parent during such 30 day period, the Closing Date Statement will be deemed to be accepted in the form presented to the Securityholders’ Representative. If the Securityholders’ Representative timely delivers a Closing Date Dispute Notice and Parent and the Securityholders’ Representative do not agree, within 15 days after timely delivery of the Closing Date Dispute Notice, to resolve any discrepancy or disagreement therein, the discrepancy or disagreement will be submitted for review and final determination by the Independent Accounting Firm. The review by the Independent Accounting Firm will be limited to the discrepancies and disagreements set forth in the Closing Date Dispute Notice, and the resolution of such discrepancies and disagreements and the determination of the Closing Date Net Working Capital and Company Cash and the resulting Adjustment Amount by the Independent Accounting Firm must be (i) in writing, (ii) made in accordance with GAAP (as adjusted by the terms of this Agreement) in accordance with the Company’s past practices, (iii) with respect to any specific discrepancy or disagreement, no greater than the higher amount calculated by Parent or the Securityholders’ Representative, as the case may be, and no lower than the lower amount calculated by Parent or the Securityholders’ Representative as the case may be, (iv) made as promptly as practical after the submission of such discrepancies and disagreements to the Independent Accounting Firm (but in no event later than 30 days after the date of submission), and (v) final and binding upon, and non-appealable by, the parties hereto and their respective successors and assigns for all purposes hereof, and not subject to collateral attack for any reason absent manifest error or fraud. The fees, costs and expenses of retaining the Independent Accounting Firm will be allocated by the Independent Accounting Firm between the Company Securityholders and Parent in accordance with the Independent Accounting Firm’s judgment as to the relative merits of the respective positions of the parties regarding the manner in which any item or items are treated on the Closing Date Statement with respect to which they were unable to agree as reflected in their respective reports to the Independent Accounting Firm. Following the resolution of all objections of the Securityholders’ Representative regarding the manner in which any item or items are treated on the Closing Date Statement, by mutual agreement or the Independent Accounting Firm, Parent will prepare the final Closing Date Statement reflecting such resolution and will deliver copies thereof to the Securityholders’ Representative and such final Closing Date Statement will be the “Final Closing Date Statement,” and, for the avoidance of doubt, the final Adjustment Amount set forth in the Final Closing Date Statement will be the “Final Adjustment Amount” and the Company Cash set forth in the Final Closing Date Statement will be the “Final Company Cash.”

(d) If the Final Adjustment Amount exceeds the Estimated Adjustment Amount used for the calculation of the Closing Merger Consideration on the Closing Date, then the Closing Merger Consideration will be increased on a dollar-for-dollar basis by an amount equal to the entire amount of such difference. If the Estimated Adjustment Amount used for the calculation of the Closing Merger Consideration on the Closing Date exceeds the Final Adjustment Amount, then the Closing Merger Consideration will be decreased on a dollar-for-dollar basis by an amount equal to the entire amount of such difference.

(e) If the Final Company Cash exceeds the Estimated Company Cash, then the Closing Merger Consideration will be increased on a dollar-for-dollar basis by an amount equal to the entire amount of such difference. If the Estimated Company Cash exceeds the Final Company Cash, then the Closing Merger Consideration will be decreased on a dollar-for-dollar basis by an amount equal to the entire amount of such difference.

(f) Without duplication, all amounts payable pursuant to Sections 1.5(d) and 1.5(e) will be aggregated in determining whether there is reduction or an increase to the Closing Merger Consideration pursuant to this Section 1.5. In the event of an increase to the Closing Merger Consideration pursuant to this Section 1.5, within five Business Days of the final determination of the Final Adjustment Amount and Final Company Cash, Parent will deposit (i) with the Paying Agent for further distribution to the Company Stockholders and Company Warrantholders and (ii) with the Surviving Corporation for further distribution to the Company Optionholders through the Surviving Corporation’s payroll system, less any applicable income and employment withholding Taxes, the entire amount of such increase by wire transfer of immediately available funds in accordance with the Closing Consideration Spreadsheet. In the event of a reduction to the Closing Merger Consideration pursuant to this Section 1.5, within five Business Days of the final determination of the Final Adjustment Amount, the Company Securityholders shall pay or direct the Securityholders’ Representative to pay to Parent the entire amount of such reduction.

1.6 Transfer Taxes. All transfer, documentary, recording and other similar fees payable in connection with the execution and delivery of this Agreement, the consummation of the Closing and the other transactions contemplated hereby will be the responsibility of, and will be paid by, the Company Securityholders.

1.7 Treatment of Company Securities.

(a) Conversion. At and as of the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Securityholder, each Company Share outstanding immediately prior to the Effective Time (other than Dissenting Shares, if any) will be cancelled and converted into the right to receive from Parent, promptly following the surrender of the certificate representing such Company Share (each, a “Company Stock Certificate”) and a properly completed letter of transmittal, the consideration set forth on the Consideration Spreadsheet, as updated in accordance with this Section 1. Notwithstanding the foregoing, (i) no consideration will be paid with respect to any Company Share held in treasury of the Company and each Company Share owned by Parent, Merger Sub, the Company or any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time, and (ii) each Dissenting Share will be converted into the right to receive payment from the Surviving Corporation with respect thereto in accordance with the Delaware General Corporation Law. For purposes of calculating the amount of the Closing Merger Consideration payable to each Company Securityholder pursuant to this Section 1, all amounts payable in cash to such Company Securityholder will be aggregated and rounded up to the nearest whole cent (with $0.005 being rounded upward) and computed after aggregating the amounts payable for all shares of each class and series of Company Shares held by such Company Securityholder. From and after the Effective Time, the holders of Company Shares, Company Options and Company Warrants will cease to have any rights with respect to the Company Shares, Company Options and Company Warrants represented thereby, other than the right to receive the amounts provided in this Section 1 or, with respect to the holders of Company Shares who properly demand appraisal in accordance with the Delaware General Corporation Law, the right to exercise their rights in accordance with Section 262 of the Delaware General Corporation Law.

(b) Each share of the common stock, par value $0.0001 per share, of Merger Sub outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation, and, as of the Effective Time, all such shares will constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares will remain outstanding and evidence ownership of shares of common stock of the Surviving Corporation.

1.8 Surrender of Company Stock Certificates.

(a) At the Effective Time, holders of Company Stock Certificates representing the Company Shares and Company Warrants that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders or warrantholders of the Company, and the stock transfer books of the Company will be closed with respect to all shares of such capital stock outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares will be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate is presented to the Surviving Corporation or Parent, such Company Stock Certificate will be canceled and will be exchanged as provided in this Section 1.8.

(b) Prior to the Closing, the Company will deliver to each Major Stockholder a copy of this Agreement together with a letter of transmittal in the form attached hereto as Exhibit G (each, a “Letter of Transmittal”). Following the Effective Time, the Paying Agent will deliver to each other holder of Company Shares and each holder of Company Warrants a Letter of Transmittal, in accordance with the Paying Agent Agreement. Following the Effective Time and surrender to the Paying Agent of a Company Stock Certificate or Company Warrant (or an affidavit of loss and a bond in lieu thereof), together with a properly completed and duly executed Letter of Transmittal, the holder of such Company Stock Certificate or Company Warrant will be entitled to receive in exchange therefor payment of an amount equal to the applicable amount set forth on the Closing Consideration Spreadsheet, and the Company Stock Certificate or Company Warrant so surrendered will be canceled. Until surrendered as contemplated by this Section 1.8, each Company Stock Certificate and Company Warrant will be deemed, from and after the Effective Time, to represent only the right to receive upon such surrender an amount equal to the applicable amount set forth on the Closing Consideration Spreadsheet. If any Company Stock Certificate or Company Warrant is lost, stolen or destroyed, the owner of such lost, stolen or destroyed Company Stock Certificate or Company Warrant may provide (in lieu of such Company Stock Certificate or Company Warrant) an appropriate affidavit as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to such Company Stock Certificate or Company Warrant; provided, however, that the owner of any such certificate or Company Warrant will also be required to deliver a bond in such sum as Parent or the Paying Agent in its discretion may require.

(c) Notwithstanding anything to the contrary contained herein, none of Parent, Merger Sub, the Company, the Surviving Corporation, the Securityholders’ Representative, the Paying Agent, or the Escrow Agent will be liable to any Company Securityholder for any portion of the Aggregate Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement. Any Aggregate Merger Consideration remaining undistributed to Company Securityholders immediately prior to such time as such Aggregate Merger Consideration payable to the Company Securityholders pursuant to this Section 1 would otherwise escheat to or become the property of any Governmental Authority will, to the extent permitted by applicable Legal Requirements, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

1.9 Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, any shares of capital stock of the Company that, as of the Effective Time, are held by a Company Stockholder exercising such Company Stockholder’s right of appraisal in accordance with Section 262 of the Delaware General Corporation Law (the “Dissenting Shares”) will not be converted into or represent the right to receive payment in accordance with Sections 1.7 and 1.8, and such Company Stockholders will be entitled only to such rights as may be granted to such Company Stockholders in Section 262 of the Delaware General Corporation Law; provided, however, that if such Company Stockholder’s right of appraisal is not perfected, or if such Company Stockholder’s demand for payment is withdrawn pursuant to Section 262 of the Delaware General Corporation Law, as of the later of the Effective Time or the time of the failure to perfect such status or the withdrawal of such demand, such shares will automatically be converted into and will represent only the right to receive (upon the surrender of the certificate or certificates representing such shares) payment in accordance with Sections 1.7 and 1.8.

(b) The Company will (i) give Parent prompt notice of any written demand received by the Company prior to the Effective Time to require the Company to purchase Company Shares pursuant to Section 262 of the Delaware General Corporation Law and of any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the Delaware General Corporation Law, and (ii) give Parent the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand. The Company will not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent has consented in writing to such payment or settlement offer.

1.10 Withholding Rights. Parent, the Company, the Surviving Corporation, the Paying Agent and the Escrow Agent, as applicable, will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Company Securityholder such amounts as Parent, the Company, the Surviving Corporation, the Paying Agent or the Escrow Agent, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and timely paid over to the appropriate Governmental Authority by Parent, the Company, the Surviving Corporation, the Paying Agent or the Escrow Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Company Securityholder. Parent and the Company shall cooperate in good faith to determine, and use commercially reasonable efforts authorized by applicable Legal Requirements to minimize, any withholding Taxes.

1.11 Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Securities six months following later of (a) the final release from the Escrow Account or (b) the day that is 15 months from the Closing Date will, upon demand by Parent, be delivered to Parent, and any holder of Company Securities who has not previously complied with the provisions of this Section 1 will be entitled, after complying with the provisions of this Section 1, and subject to any escheat or similar laws, to receive from Parent payment of the applicable portion of such undistributed amount with respect to such Company Securities.

1.12 Treatment of Company Options. Company Options will not be continued, assumed or substituted by the Surviving Corporation or Parent as part of the Merger. Prior to the Closing, the Company’s board of directors will adopt appropriate resolutions and will take all other actions necessary and appropriate to cause each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, to become fully vested and be cancelled and converted into the right to receive (subject to the terms and conditions of this Agreement and the Option Termination Agreements) a cash payment with respect thereto equal to the Company Option Payment Amount set forth on the Consideration Spreadsheet, as updated in accordance with this Section 1, less any applicable withholding Taxes. As of the Effective Time, all Company Options will automatically cease to exist, and each holder of a Company Option will cease to have any rights with respect thereto, except the right to receive the Company Option Payment Amount set forth on the Consideration Spreadsheet, as updated in accordance with this Section 1, if any, subject to the terms and conditions of this Agreement and the Option Termination Agreement. In accordance with this Agreement and the Option Termination Agreements, as promptly as reasonably practicable following the date that any portion of the Company Option Payment Amount set forth on the Consideration Spreadsheet is due (and, with respect to payments made as of the Closing, if any, no later than the first regular payroll date occurring at least three Business Days after the Effective Time), the Surviving Corporation, through the Surviving Corporation’s payroll system, will pay to each former holder of Company Options such Company Option Payment Amounts as such holder will be entitled to receive pursuant to this Section 1.12 and the holder’s Option Termination Agreement, reduced by applicable withholding Taxes; provided, that, consistent with Section 5.4(f)(iii), if and to the extent that any Contingency Amount is released to former holders of Company Options, it shall not be subject to withholding or processed through payroll.

1.13 Treatment of Company Warrants.

(a) Company Warrants will not be continued, assumed or substituted for by the Surviving Corporation or Parent as part of the Merger.

(b) Prior to the Closing, the Company’s board of directors will adopt appropriate resolutions and will have taken all other actions necessary and appropriate to cause each Company Warrant that is outstanding immediately prior to the Effective Time to be cancelled and converted as of the Effective Time into the right to receive a cash payment with respect thereto equal to the amount set forth in the Consideration Spreadsheet, as updated in accordance with this Section 1, less any applicable withholding Taxes. As of the Effective Time, all Company Warrants will automatically cease to exist, and each holder of a Company Warrant will cease to have any rights with respect thereto, except the right to receive the amount set forth in the Consideration Spreadsheet, as updated in accordance with this Section 1, less any applicable withholding Taxes.

1.14 Securityholders’ Representative.

(a) Each Company Securityholder hereby irrevocably constitutes and appoints Fortis Advisors LLC as his, her or its sole, exclusive, true and lawful agent and attorney-in-fact (the “Securityholders’ Representative”), with full power of substitution to act in such Company Securityholder’s name, place and stead with respect to all transactions contemplated by and all terms and provisions of this Agreement or the Escrow Agreement, and to act on such Company Securityholder’s behalf in any dispute, litigation or arbitration involving this Agreement or the Escrow Agreement, and to do or refrain from doing all such further acts and things, and execute all such documents, on such Company Securityholder’s behalf, as the Securityholders’ Representative deems necessary or appropriate in connection with the transactions contemplated by this Agreement or the Escrow Agreement, including the power: (i) to execute and deliver this Agreement and any and all amendments, waivers or modifications hereof; (ii) to waive any condition to the obligations of such Company Securityholder to consummate the transactions contemplated by this Agreement; (iii) to execute and deliver all ancillary agreements, certificates and documents, and to make representations and warranties therein, on behalf of such Company Securityholder that the Securityholders’ Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Escrow Agreement; and (iv) to do or refrain from doing any further act or deed on behalf of such Company Securityholder as is assigned, delegated or charged to the Securityholders’ Representative or that the Securityholders’ Representative otherwise deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement, as fully and completely as such Company Securityholder could do if personally present. Notwithstanding the foregoing, the Securityholders’ Representative shall have no obligation to act on behalf of the Company Securityholders, except as expressly provided herein, in the Escrow Agreement and in the Paying Agent Agreement, and for purposes of clarity, there are no obligations of the Securityholders’ Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule. All such actions set forth or described in this Section 1.14(a) will be deemed to be facts ascertainable outside this Agreement and will be binding on the Company Securityholders.

(b) The appointment of the Securityholders’ Representative and the powers, immunities and rights to indemnification granted to the Securityholders’ Representative and the Advisory Group (as defined below) hereunder are: (i) deemed coupled with an interest and will be irrevocable, and survive the death, incompetence, bankruptcy or liquidation of the respective Company Securityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Company Securityholder of the whole or any fraction of his, her or its interest in the Escrow Amount. Parent, its Affiliates and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Securityholders’ Representative on behalf of the Company Securityholders in all matters referred to herein. All notices delivered by Parent or the Company (following the Closing) to the Securityholders’ Representative (whether pursuant hereto or otherwise) for the benefit of the Company Securityholders will constitute notice to the Company Securityholders. The Securityholders’ Representative will act for the Company Securityholders on all of the matters set forth in this Agreement in the manner the Securityholders’ Representative believes to be in the best interest of the Company Securityholders as a whole and consistent with its obligations under this Agreement, but the Securityholders’ Representative will not be responsible to the Company Securityholders for any loss or damages it or they may suffer by reason of the performance by the Securityholders’ Representative of its duties under this Agreement, other than loss or damage arising from fraud by the Securityholders’ Representative. The Securityholders’ Representative shall be entitled to: (i) rely upon the Consideration Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Securityholder or other party.

(c) If the Securityholders’ Representative resigns or is otherwise similarly unable to carry out its duties hereunder, then the representatives of the Advisory Group (as defined below) will, within five Business Days, appoint a new Securityholders’ Representative. The representatives of the Advisory Group may at any time, for any reason or no reason, remove the Securityholders’ Representative. If at any time there is not a Securityholders’ Representative and the Company Securityholders fail to designate in writing a successor Securityholders’ Representative within five Business Days after receipt of a written request delivered by Parent to the representatives of the Advisory Group requesting that a successor Securityholders’ Representative be designated in writing, then Parent may petition a court of competent jurisdiction to appoint a new Securityholders’ Representative hereunder.

(d) All actions, decisions and instructions of the Securityholders’ Representative taken, made or given pursuant to the authority granted to the Securityholders’ Representative pursuant to this Section 1.14 will be conclusive and binding upon each Company Securityholder and such Company Securityholder’s successors as if expressly confirmed and ratified in writing by such Company Securityholder, and no Company Securityholder will have the right to object, dissent, protest or otherwise contest the same. Each Company Stockholder and each Company Warrantholder, by the execution and delivery of any Letter of Transmittal, each Company Optionholder, by the execution and delivery of any Option Termination Agreement, will be deemed to have approved, confirmed and ratified any action taken by the Securityholders’ Representative in the exercise of the power-of-attorney granted to the Securityholders’ Representative pursuant to this Section 1.14, which power-of-attorney, being coupled with an interest, is irrevocable and will survive the death, incapacity or incompetence of each such Company Securityholder.

(e) Certain Company Securityholders have entered into a letter agreement with the Securityholders’ Representative (the “Securityholders Representative Agreement”) to provide direction to the Securityholders’ Representative in connection with the performance of its services under this Agreement and the Escrow Agreement (such Company Securityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Securityholders’ Representative (together with its members, managers, directors, officers, contractors, agents and employees) nor any member of the Advisory Group (collectively, the “Securityholders’ Representative Group”) will be liable to the Company Securityholders for any act done or omitted hereunder in its capacity as the Securityholders’ Representative unless caused by fraud by the Securityholders’ Representative. The Securityholders’ Representative will not have any fiduciary, agency or other duties to the

Company Securityholders and its only obligations will be as expressly set forth in this Agreement. The Securityholders’ Representative is serving in that capacity solely for purposes of administrative convenience, and is not personally liable for any of the obligations of the Company Securityholders hereunder, and Parent and the Company agree that they will not look to the underlying assets of the Securityholders’ Representative for the satisfaction of any obligations of the Company Securityholders (or any of them). The Company Securityholders acknowledge that the Securityholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties. The Company Securityholders will severally and not jointly, in accordance with their respective Pro Rata Portions (and not jointly), indemnify and defend the Securityholders’ Representative Group and hold the Securityholders’ Representative Group on demand harmless against any damages, losses, claims, liabilities, fees, costs, judgments, fines, amounts paid in settlement, or expenses incurred by the Securityholders’ Representative Group and arising out of or in connection with the acceptance, performance or administration of the Securityholders’ Representative Group’s duties hereunder or under the Escrow Agreement, including the reasonable fees and expenses of any legal counsel, accountants, auditors and other advisors or skilled professionals retained by the Securityholders’ Representative or in connection with seeking recovery from insurers, which rights will survive the resignation or removal of the Securityholders’ Representative. Such Securityholders’ Representative expenses may be recovered first, from the Contingency Amount, second, from any distribution of the Escrow Amount otherwise distributable to the Company Securityholders at the time of distribution, and third, directly from the Company Securityholders based on their respective Pro Rata Portion (severally and not jointly). The Securityholders’ Representative will be entitled to retain its own counsel and other professional advisers in connection with the acceptance, performance or administration of the Securityholders’ Representative’s duties hereunder or under the Escrow Agreement or the exercise of any of the Securityholders’ Representative’s rights hereunder, and will further be entitled to withdraw from the Contingency Amount the amount of any fees and expenses of such counsel and professionals. In the event of any ambiguity or uncertainty hereunder, the Securityholders’ Representative may, in its sole and reasonable discretion, refrain from taking any action, unless the Securityholders’ Representative receives written instructions, signed by the representatives of the Advisory Group, that eliminate such ambiguity or uncertainty. The immunities and rights to indemnification shall survive the resignation or removal of the Securityholders’ Representative or any member of the representatives of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement.

(f) If (i) the Securityholders’ Representative elects (1) to assume and control the defense and/or management of any Third Party Claim at the expense of Company Securityholders in accordance with Section 8.1(f) hereof or (2) to take any other action under this Agreement or the Escrow Agreement that may require the payment of amounts out of the Contingency Amount, including for any attorneys, accountants, auditors or other advisors, and (ii) the Securityholders’ Representative’s good faith estimate of the reasonable expenses to be incurred by of the Securityholders’ Representative in connection with any such action exceeds the balance of the Contingency Amount, the Securityholders’ Representative may refrain from taking any such action until such time as the Securityholders’ Representative, upon seven days’ notice to the Company Securityholders, receives written commitments signed by the representatives of the Advisory Group for payment of such expenses, in which case all Company

Securityholders will pay their Pro Rata Portion of such estimated expenses. Any such initial notice by the Securityholders’ Representative to the Company Securityholders will include a statement of the balance of the Contingency Amount, the good faith estimate of the reasonable expenses to be incurred by the Securityholders’ Representative, the amount by which the estimated expenses to be incurred exceed the balance of the Contingency Amount, and each Company Securityholder’s Pro Rata Portion of such excess expense amount. Each Company Securityholder will deliver its Pro Rata Portion of any excess expense amount by wire transfer of immediately available funds, using the wire instructions identified in any such initial notice, no later than ten days following the date on which the Securityholders’ Representative gives such Company Securityholder notice of the receipt of commitments signed by the representatives of the Advisory Group for payment of such excess expenses; provided, however, that no Company Securityholder will be required to make any payments, individually or in the aggregate, pursuant to this Section 1.14(f) in excess of the Aggregate Merger Consideration previously received by such Company Securityholder. Any amounts thus paid will increase the balance of the Contingency Amount.

2. REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY AND THE COMPANY SUBSIDIARIES. Except (i) as disclosed in a disclosure schedule of even date herewith delivered by the Company to Parent and Merger Sub (the “Company Disclosure Schedule”) or (ii) as disclosed in the Registration Statement (excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward looking statements” disclaimer or any other forward looking statements of risk that do not contain a reasonable level of detail about the risks of which the statements warn), provided that, any such disclosure that is inaccurate or omits to state a material fact will not be deemed a disclosure pursuant hereto) (it being understood that any matter disclosed in the Company Disclosure Schedule or in the Registration Statement shall be deemed disclosed with respect to any section of this Article 2 to which the matter relates to the extent the relevance to each such section is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing that:

2.1 Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified to do business, and is in good standing (if such concept is applicable in the relevant jurisdiction), in each jurisdiction where the operation of the Company’s current business by the Company requires such qualification, each of which is set forth in Section 2.1 of the Company Disclosure Schedule. The Company has posted in the Data Room true and correct copies of the Company Charter and bylaws of the Company, in each case as in effect as of the date of this Agreement.

2.2 Company Subsidiaries. Section 2.2 of the Company Disclosure Schedule sets forth the name and jurisdiction of organization of each Company Subsidiary and the Company’s or another Company Subsidiary’s ownership in each Company Subsidiary. Each Company Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Company Subsidiary has the requisite company power to own, lease and operate its properties and to carry on its business as now being conducted. Each Company Subsidiary is duly qualified to do business, and is in good standing (if such concept is applicable in the relevant jurisdiction), in each jurisdiction where the operation of such Company Subsidiary’s current business by such Company Subsidiary requires such qualification, each of which is set forth in Section 2.2 of the Company Disclosure Schedule, except where the failure to be so qualified would not have a Company Material Adverse Effect. The Company has posted in the Data Room true and correct copies of the organizational documents of each Company Subsidiary, in each case as in effect as of the date of this Agreement.

2.3 Power and Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and all documents contemplated hereby to which the Company is a party or signatory, to consummate the Closing and the other transactions contemplated hereby and to perform its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and all documents contemplated hereby to which the Company is a party or signatory, and the consummation by the Company of the Closing and the other transactions contemplated hereby and thereby, including the Merger, have been duly authorized and approved unanimously by the Company’s board of directors, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the completion of the Merger, the Required Stockholder Approval, which will be obtained prior to Closing pursuant to Section 5.7(a). The Required Stockholder Approval is the only vote of the holders of any class or series of Company Shares necessary to adopt this Agreement and approve the other transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Company, and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

(b) The Company’s board of directors (at a meeting or meetings duly called and held) has unanimously (i) determined that the Merger is advisable and fair to and in the best interests of, the Company Stockholders, (ii) approved this Agreement, including the agreement of merger (as such term is used in Section 251 of the Delaware General Corporation Law) contained in this Agreement, (iii) resolved to recommend the adoption of the agreement of merger contained in this Agreement by the Company Stockholders and to seek such adoption as described in Section 5.8, (iv) taken all necessary steps to render Section 203 of the Delaware General Corporation Law inapplicable to Parent and Merger Sub and to the Merger, and (v) taken all necessary action to prevent the application of any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations of any jurisdiction or any anti-takeover provisions in the Company Charter or the Company’s bylaws to the Company, Parent, Merger Sub, the Merger, this Agreement or the transactions contemplated hereunder.

2.4 Capitalization.

(a) The authorized, issued and outstanding capital stock of the Company as of the date of this Agreement is set forth in Section 2.4(a) of the Company Disclosure Schedule. The Company Shares constitute all of the issued and outstanding equity securities in the Company. All outstanding Company Shares (a) are duly authorized, validly issued, fully paid and non-assessable, (b) are free of any Encumbrances, and (c) were not issued in violation of any preemptive rights or rights of first refusal created by statute, the Company Charter or bylaws of the Company or any agreement to which the Company is a party or by which it is bound. Except as set forth in Section 2.4(a) of the Company Disclosure Schedule, there are no options, warrants, calls, rights, commitments or agreements that are outstanding to which the Company is a party or by which it is bound, obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Shares or obligating the Company to grant, or enter into any option, warrant, call, right, commitment or agreement regarding Company Shares. Except for the Company Charter and the Company Equity Incentive Plan, and except as set forth in Section 2.4(a) of the Company Disclosure Schedule, there are no contracts, commitments or agreements relating to the voting, purchase or sale of Company Shares (x) between or among the Company and any of the Company Securityholders; and (y) to the Knowledge of the Company, between or among any Company Securityholder. Other than the Required Stockholder Approval, no consent of any Company Securityholders is required to carry out the transactions contemplated by this Agreement.

(b) The authorized, issued and outstanding equity securities or registered share capital (as applicable) of each Company Subsidiary is set forth in Section 2.4(b) of the Company Disclosure Schedule. The equity securities of each Company Subsidiary set forth in Section 2.4(b) of the Company Disclosure Schedule constitute all of the issued and outstanding equity securities in each such Company Subsidiary. All such outstanding equity securities (or registered capital, if applicable) (a) are duly authorized, validly issued, fully paid and non-assessable (to the extent that such concepts are applicable to such equity securities), (b) are free of any Encumbrances, and (c) were not issued in violation of any preemptive rights or rights of first refusal created by statute, the organizational documents of the Company Subsidiaries or any agreement to which any Company Subsidiary is a party or by which it is bound. Except as set forth in Section 2.4(b) of the Company Disclosure Schedule, there are no options, warrants, calls, rights, commitments or agreements that are outstanding to which any Company Subsidiary is a party or by which it is bound, obligating any Company Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any equity securities or obligating any Company Subsidiary to grant, or enter into any option, warrant, call, right, commitment or agreement regarding equity securities. Except as set forth in Section 2.4(b) of the Company Disclosure Schedule, there are no contracts, commitments or agreements relating to the voting, purchase or sale of the equity securities of any Company Subsidiary (x) between or among the Company, any Company Subsidiary and any of the Company Securityholders; and (y) to the Knowledge of the Company, between or among any Company Securityholder.

(c) All outstanding securities of the Company and the Company Subsidiaries have been offered and issued, in all material respects, in compliance with all applicable securities laws.

2.5 Noncontravention. Subject to the Required Stockholder Approval, and except as set forth in Section 2.5 of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not constitute, and the consummation by the Company of the transactions contemplated hereby will not (with or without notice or lapse of time, or both), (a) conflict with or violate any provision of the Company Charter or bylaws of the Company, as amended to date; (b) conflict with or violate any provision of the organizational documents or shareholder agreements of any Company Subsidiary; (c) result in, a termination, or breach or violation by the Company or any Company Subsidiary of, or a default by the Company or any Company Subsidiary under, or result in the loss of any benefit under, or give rise to any right of termination, cancellation, increased payments or acceleration under, or result in the creation of any Encumbrance, or require any consent under, any material permit, certificate, note, license, agreement, contract, indenture or other instrument to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties or assets is bound; or (d) any Legal Requirement applicable to the Company or any Company Subsidiary or any of their respective properties or assets. No material consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by the Company or any Company Subsidiary in order for the Company to execute and deliver this Agreement or to consummate the Closing or the other transactions contemplated hereby, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (ii) the notification requirements under the HSR Act, or filings or notifications related to other Antitrust Laws, if applicable.

2.6 Governmental Authorizations. Since January 1, 2012, the Company and each Company Subsidiary has maintained each material federal, state, county, local or foreign Governmental Authority consent, license, permit, grant, approval or other authorization (“Permits”) required for the operation by the Company and each such Company Subsidiary of its business as currently conducted, and all of such Permits obtained by the Company and the Company Subsidiaries are in full force and effect. Neither the Company nor any Company Subsidiary has received notice from any Governmental Authority with respect to the revocation, limitation or termination of any such Permit. The Company and the Company Subsidiaries are in material compliance with the terms of all such Permits.

2.7 Financial Statements; Internal Controls.

(a) Attached as Section 2.7 of the Company Disclosure Schedule are (i) the audited consolidated balance sheets, statements of income and stockholders’ equity and statements of cash flows of the Company as of and for the fiscal years ended December 31, 2013 and December 31, 2012 and (ii)(1) the unaudited balance sheet of Company (the “Company Balance Sheet”) as of May 31, 2014 (the “Company Balance Sheet Date”) and (2) the unaudited consolidated statements of income, stockholders’ equity and cash flows for the five-month period ended May 31, 2014, in the case of (i) above, together with the notes to such financial statements (collectively, the “Company Financial Statements”). The Company Financial

Statements (i) are consistent with the books and records of the Company; (ii) have been prepared in accordance with GAAP (except that the unaudited Company Financial Statements do not contain footnotes and are subject to normal year-end adjustments) applied on a consistent basis throughout the periods covered; and (iii) fairly present in all material respects the financial position, results of income, stockholders’ equity and cash flows of the Company and the Company Subsidiaries on a consolidated basis as of the dates indicated therein or for the periods indicated therein, subject to normal year-end adjustments and the absence of footnotes in the case of the unaudited Company Financial Statements. The statements of income included in the Company Financial Statements do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business required to be disclosed separately in accordance with GAAP, except as expressly specified in the applicable statement of operations or notes thereto. The books of account of the Company accurately reflect the Company’s items of income and expense and all assets and liabilities and accruals that properly should have been reflected therein in accordance with GAAP consistently applied throughout the periods covered thereby except as disclosed in the Company Financial Statements. The Company has provided or made available to Parent copies of all material correspondence with its independent certified accountants since January 1, 2011.

(b) The Company and the Company Subsidiaries maintain a system of internal controls over financial reporting that provides reasonable assurance that (i) records are maintained in reasonable detail and accurately and fairly reflect, in all material respects, the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) receipts and expenditures and other transactions are executed in accordance with the authorization of management; (iii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for the assets and liabilities of the Company and the Company Subsidiaries; and (iv) there is prevention or timely detection of the unauthorized acquisition, use, or disposition of assets of the Company and the Company Subsidiaries that would have a material effect on the Company’s financial statements. No significant deficiency or material weakness was identified in management’s assessment of internal controls as of May 31, 2014, nor has any such deficiency or weakness since been identified.

2.8 Absence of Undisclosed Liabilities. As of the date of this Agreement, the Company and the Company Subsidiaries do not have and have not incurred any liability or obligation of any nature (whether direct or indirect, matured or unmatured, or absolute, accrued, contingent or otherwise), except (a) as disclosed in the Company Disclosure Schedule; (b) as reflected on the Company Balance Sheet; (c) performance or payment obligations that are unmatured, unliquidated or contingent pursuant to the contracts, commitments, instruments and other agreements and documents disclosed in the Company Disclosure Schedule; (d) liabilities or obligations (other than obligations for borrowed money or in respect of capitalized leases) reasonably incurred after the Company Balance Sheet Date in the ordinary course of business (none of which, for purposes of the representations and warranties being made pursuant to this Section 2.8 as of the date of this Agreement (but not as of the Closing Date) are material in nature or amount); or (e) liabilities and obligations incurred in connection with or contemplated or permitted by this Agreement.

2.9 Absence of Certain Developments. Except as set forth in Section 2.9 of the Company Disclosure Schedule, since May 1, 2014 through the date of this Agreement, (a) the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course of business; and (b) there has not been any Company Material Adverse Effect. Without limiting the generality of the foregoing, since May 31, 2014, neither the Company nor any Company Subsidiary has taken any action that, had it been taken after the date of this Agreement, would be prohibited by the terms of Section 4.1.

2.10 Litigation. Except as set forth in Section 2.10 of the Company Disclosure Schedule, as of the date of this Agreement there is no material litigation, action, suit, proceeding, claim, arbitration or investigation by or that is or could be before any Governmental Authority pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, or to which the Company or any Company Subsidiary is otherwise a party. Except as set forth in Section 2.10 of the Company Disclosure Schedule, as of the date of this Agreement, (i) neither the Company nor any Company Subsidiary is subject to any material judgment, ruling, order, writ, decree, stipulation, injunction or determination or in breach or violation of any judgment, ruling, order, writ, decree, stipulation, injunction or determination, (ii) neither the Company nor any Company Subsidiary is engaged in any legal action to recover monies due to it or for damages sustained by it, and (iii) since January 1, 2009, neither the Company nor any Company Subsidiary has been party or subject to any adverse judgment or settlement of any legal proceeding by or before a Governmental Authority in an amount exceeding $250,000 or that resulted in any material non-monetary relief. To the extent allowed pursuant to any applicable Legal Requirement, the Company has posted in the Data Room true, correct and complete copies of all material court submissions and correspondence relating to matters included in Section 2.10 of the Company Disclosure Schedule.

2.11 Restrictions on Business Activities. To the Knowledge of the Company, there is no agreement, and no judgment, injunction, order or decree of a Governmental Authority of competent jurisdiction, binding upon the Company or any Company Subsidiary that has, or would reasonably be expected to have, the effect of prohibiting or materially impairing the conduct of the business of the Company or any Company Subsidiary as currently conducted.

2.12 Intellectual Property.

(a) Section 2.12(a) of the Company Disclosure Schedule provides a complete and accurate list of all items of Owned Intellectual Property that have been registered or patented, or for which a patent or registration has been applied, with a Governmental Authority, and specifies as to each, as applicable: the title or mark; the owner; the applicable jurisdiction; the registration or application serial number; and the registration or application date (collectively, “Registered Intellectual Property”).

(b) Section 2.12(b) of the Company Disclosure Schedule provides a complete and accurate list of all IP Agreements that are currently in effect (other than IP Agreements under which Owned Intellectual Property is licensed by the Company or a Company Subsidiary (as applicable) under the Company’s standard form of IP Agreement used with respect to customers, with reasonable modifications), including the date, title and parties for each agreement, and identifies under separate headings (i) those IP Agreements under which the

Company or one of the Company Subsidiaries is the licensor and those under which Company or the relevant Company Subsidiary is the licensee, and (ii) for each IP Agreement under which the Company or one of the Company Subsidiaries is the licensee or otherwise permitted to use Third Party Intellectual Property, the general category of Third Party Intellectual Property that relates to such IP Agreements (e.g., patents, software, etc.). With respect to each IP Agreement: (i) such IP Agreement is in full force and effect as of the date hereof and constitutes a legal, valid and binding agreement of the Company or a Company Subsidiary, enforceable in accordance with its terms against Company or a Company Subsidiary, subject to the effect, if any, of (A) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors or (B) general principles of equity, regardless of whether asserted in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief); (ii) the Company and the Company Subsidiaries have performed and complied with all obligations required to be performed or complied with by them under each IP Agreement; and (iii) (A) no party to such IP Agreement is in breach or default of such IP Agreement, and (B) no event has occurred that with notice or lapse of time would constitute a breach or default thereunder by the Company or a Company Subsidiary, in a manner that would permit the modification or premature termination of such IP Agreement by any other party thereto. No party to any IP Agreement with respect to Third Party Intellectual Property has made or asserted any defense, set-off or counterclaim under such IP Agreement or has exercised, or notified the Company or any Company Subsidiary in writing of any intent to exercise, any right to cancel, terminate or shorten the term of or otherwise modify any such IP Agreement.

(c) The Company or a Company Subsidiary owns all right, title and interest in and to all of the Owned Intellectual Property and exclusively owns all right, title and interest in and to, and is the owner of record of, all of the Registered Intellectual Property, and the Owned Intellectual Property and Registered Intellectual Property is free and clear of any Encumbrances (other than Permitted Encumbrances and other than licenses granted under IP Agreements) and free from any requirement of any past, present or future payments (other than maintenance and similar payments), charges or fees or conditions, rights or restrictions.

(d) The Company or a Company Subsidiary has a valid right to use all Intellectual Property that is not Owned Intellectual Property and that is used in or necessary for the conduct of the business of the Company and the Company Subsidiaries as currently conducted. Neither the Company nor a Company Subsidiary has created any Encumbrance (other than outbound IP Agreements disclosed on Section 2.12(b) of the Company Disclosure Schedule or permitted not to be so disclosed) on Third Party Intellectual Property that is exclusively licensed to the Company or a Company Subsidiary other than Permitted Encumbrances and the terms of applicable IP Agreements governing such Third Party Intellectual Property.

(e) Neither the Company nor any Company Subsidiary has received any written allegation that the Owned Intellectual Property, the conduct of the business of the Company or any Company Subsidiary as currently conducted, or any product or service currently rendered by the Company or any Company Subsidiary, or the Third Party Intellectual Property as used in such business, product or service, infringes upon, misappropriates, dilutes or otherwise violates or is alleged to require a license to any Intellectual Property owned or held by any other Person. Neither the conduct of the business of the Company or any Company Subsidiary as currently conducted, nor any product or service currently rendered by the Company or any Company Subsidiary, infringes upon, misappropriates, dilutes or otherwise violates any Intellectual Property owned or held by any other Person.

(f) The rights of the Company and the Company Subsidiaries in and to all Registered Intellectual Property and are valid and enforceable, and no Owned Intellectual Property and, to the Knowledge of the Company, no Third Party Intellectual Property is subject to any outstanding judgment, ruling, order, writ, decree, stipulation, injunction or determination by or with any Governmental Authority restricting the use of such Intellectual Property in the Company’s business, nor is there, or has there been, any pending or, to the Knowledge of the Company, threatened, legal, administrative or governmental action, suit, claim or proceeding relating to any Owned Intellectual Property (including any interference, reissue, reexamination or opposition proceeding or proceeding contesting the rights of the Company or any Company Subsidiary to any Registered Intellectual Property).

(g) To the Knowledge of the Company, there is no infringement, misappropriation, dilution or other violation of any Owned Intellectual Property by any Person.

(h) The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Legal Requirements with regards to all Registered Intellectual Property (including payment of filing, examination, and maintenance fees and intent to use statements).

(i) The Company and the Company Subsidiaries have taken all reasonable steps to protect and preserve the confidentiality of all trade secrets included in the Owned Intellectual Property, and all trade secrets included in the Owned Intellectual Property are not part of the public knowledge or literature, and, to the Knowledge of the Company, have not been used, divulged, or appropriated either for the benefit of any Person (other than the Company or a Company Subsidiary) or to the detriment of the Company or any Company Subsidiary.

(j) Except as set forth in Section 2.12(j) of the Company Disclosure Schedule Neither the Company nor any Company Subsidiary has delivered, licensed or made available, and has no duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available, the source code for any software developed for the Company or any Company Subsidiary to any Person who is not, as of the date of this Agreement, an employee of the Company or a Company Subsidiary.

(k) Except as set forth in Section 2.12(k) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has used, incorporated or embedded any Open Source Software into any software incorporated into any of the products or services rendered by the Company or any Company Subsidiary, and no such products or services, or technology of the Company or any Company Subsidiary is intermingled or bundled with or otherwise derived from or contains part of any Open Source Software.

(l) All current and former employees and independent contractors and consultants of the Company and the Company Subsidiaries who contributed to the creation or development of any Intellectual Property for the Company or the Company Subsidiaries during the course of their employment or engagement with the Company or a Company Subsidiary (i) have an obligation of confidentiality to the Company and/or a Company Subsidiary with respect to such Intellectual Property and (ii) with respect to such Intellectual Property, have duly executed and delivered agreements with the Company or a Company Subsidiary assigning to the Company or a Company Subsidiary all such Intellectual Property (other than pre-existing Intellectual Property that an employee or independent contractor may have retained pursuant to the express terms of such agreements, all of which are disclosed on Section 2.12(l) of the Company Disclosure Schedule), including inventions, discoveries and ideas, whether or not patented or patentable, conceived or reduced to practice during the course of their employment or engagement by the Company or a Company Subsidiary.

(m) The consummation of the transactions contemplated under this Agreement will not result in the right of the counterparty to any material IP Agreement to (i) terminate, (ii) change the fees or royalties paid under, (iii) change the fees or royalties received under, (iv) secure new or additional rights under, or (v) otherwise materially change the Company’s or a Company Subsidiary’s rights or obligations under any such IP Agreement.

(n) No funding, facilities or personnel of any Governmental Authority or university were used to develop or create, in whole or in part, any Owned Intellectual Property.

(o) Neither the Company nor any Company Subsidiary has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company or any Company Subsidiary to grant or offer to any other Person any license or right to any Owned Intellectual Property.

2.13 Interested Party Transactions. Except as set forth in Section 2.13 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is indebted to any Company Securityholder who or which is an Affiliate of the Company, officer, director or employee of the Company or any Company Subsidiary (except for (i) amounts due as salaries and bonuses under employment contracts, other compensation arrangements or employee benefit plans, (ii) other standard employee benefits made generally available to all employees, and (iii) amounts payable in reimbursement of ordinary expenses, in each case as reflected in the Company’s and the Company Subsidiaries’ books and records), and no such Company Securityholder who or which is an Affiliate of the Company, officer, director or employee is indebted to the Company or any Company Subsidiary (other than advances of expenses incurred in ordinary course of business). Except as set forth in Section 2.13 of the Company Disclosure Schedule, no Company Securityholder or any Affiliate thereof owns or has any interest in any property (real or person, tangible or intangible), used in or pertaining to the business of the Company or any Company Subsidiary other than as a result of his, her or its ownership of, or interest in, Company Shares, Company Options, Company Warrants or any other securities of the Company or the Company Subsidiaries set forth in Section 2.13 of the Company Disclosure Schedule.

2.14 Material Contracts.

(a) Section 2.14(a) of the Company Disclosure Schedule lists all of the Material Contracts in effect as of the date of this Agreement. The Company has posted in the Data Room, or made available to Parent or its Representatives, a complete and accurate copy of each such Material Contract (other than purchase orders) (including, with respect to each oral contract that is a Material Contract, written summaries of all material terms thereof) and all amendments or modifications thereto that exist as of the date of this Agreement.

(b) With respect to each Material Contract: (i) such Material Contract is in full force and effect as of the date hereof and constitutes a legal, valid and binding agreement of the Company or a Company Subsidiary, and, to the Knowledge of the Company, any other party thereto, enforceable in accordance with its terms, subject to the effect, if any, of (A) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors or (B) general principles of equity, regardless of whether asserted in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief); (ii) neither the Company nor the applicable Company Subsidiary is in material breach of its obligations under each Material Contract; and (iii) (A) no party to such Material Contract is in breach or default of such Material Contract, and (B) to the Knowledge of the Company, no event has occurred that with notice or lapse of time would constitute a breach or default thereunder by the Company or a Company Subsidiary or any other party thereto, or would give any other party thereto a right to materially modify or prematurely terminate such Material Contract. Since January 1, 2014 through the date of the Agreement, no party to any Material Contract has exercised, or notified the Company or any Company Subsidiary in writing or to the Knowledge of the Company, by other communication, of any intent to exercise, any right to cancel, terminate or shorten the term of or otherwise materially modify any such Material Contract.

(c) “Material Contract” means any oral or written contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license, arrangement, understanding, undertaking, obligation or commitment to which the Company or a Company Subsidiary is a party (i) that provides for payments to or performance by the Company or a Company Subsidiary in an amount equal to or in excess of $250,000 per annum in the aggregate; (ii) the termination of which would have a Company Material Adverse Effect; (iii) with or for the benefit of any current or former officer or director, holder of any security, employee or consultant of the Company or a Company Subsidiary (but excluding options and restricted stock agreements under the Company Equity Incentive Plan) under which the Company or a Company Subsidiary has any obligations as of the date hereof and that is not terminable by the Company or such Company Subsidiary without cause or penalty upon notice of 90 days or less; (iv) that is a supplier, vendor or other contract that provides for payments by the Company or a Company Subsidiary in excess of $250,000 per annum and that cannot be terminated by the Company or a Company Subsidiary after the Closing in accordance with its terms upon not more than 90 days’ notice without penalty or cost; (v) that is a collective bargaining agreement, work council agreement, work force agreement or any other labor union contract applicable to any employee of the Company or a Company Subsidiary; (vi) with any Governmental Authority; (vii) that materially limits or materially restricts the ability of the Company or a Company Subsidiary to compete or otherwise to conduct its business; (viii) that obligates the Company or a Company

Subsidiary to purchase all or substantially all of its requirements of a particular product or service from a supplier or to make periodic minimum purchases of a particular product or service from a supplier; (ix) that provides for the sale of any of material assets, material properties or securities of the Company or a Company Subsidiary (except for options or restricted stock granted under the Company Equity Incentive Plan), other than in the ordinary course of business, or for the grant to any Person of any option (except for options or restricted stock granted under the Company Equity Incentive Plan), right of first refusal or preferential or similar right to purchase any such assets, properties or securities; (x) evidencing Indebtedness; (xi) that is a lease or similar contract with any Person under which (A) the Company or a Company Subsidiary is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) the Company or a Company Subsidiary is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by Company or a Company Subsidiary, in either case of (A) or (B) above, involving payments to or by the Company or a Company Subsidiary in excess of $250,000 per annum in the aggregate; (xii) obligating the Company or a Company Subsidiary to deliver future products enhancements or containing a “most-favored nation” clause; (xiii) relates to a joint venture, partnership or teaming agreement involving the Company or a Company Subsidiary pursuant to which the Company or a Company Subsidiary has ongoing service or payment obligations; (xiv) relating to the acquisition by the Company or a Company Subsidiary of any operating business or the capital stock of any other Person; (xv) relating to the acquisition of title to Owned Intellectual Property (other than agreements of a type described in Section 2.12(l) above); (xvi) that requires the payment of any royalty or similar sales-based or earnings-based payment; or (xvii) that is otherwise material to the Company or any Company Subsidiary.

2.15 Customers and Suppliers. Section 2.15 of the Company Disclosure Schedule lists the current customers (on a product line basis) and suppliers (on a consolidated basis) of the Company and the Company Subsidiaries that were the 10 largest customers of and suppliers to the Company in terms of dollar volume of sold or purchased products or services from January 1, 2012 through March 31, 2014. Since January 1, 2014 through the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice from any customer or supplier listed in Section 2.15 of the Company Disclosure Schedule, or, to the Knowledge of the Company, any oral notice, to the effect that any such customer or supplier intends to stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, purchasing or selling products or services from or to the Company or any Company Subsidiary (whether as a result of the consummation of the transactions contemplated hereby or otherwise). Since January 1, 2014 through the date of this Agreement, neither the Company nor any Company Subsidiary has received written notice or has any Knowledge that any customer or customers that, individually or in the aggregate, account for more than 2% of the consolidated revenue of the Company (on a consolidated basis) in each of the last two fiscal years has plans or has threatened to stop or materially decrease the rate of business done with the Company or any Company Subsidiary. Since January 1, 2014 through the date of this Agreement, neither the Company nor any Company Subsidiary has received written notice or has any Knowledge that any supplier or suppliers that, individually or in the aggregate, account for more than 2% of the dollar amount of payments made by the Company (on a consolidated basis) on a consolidated basis in each of the last two fiscal years has plans or has threatened to stop or materially decrease the rate of business done with the Company or any Company Subsidiary.

2.16 Employees and Consultants.

(a) Set forth in Section 2.16(a) of the Company Disclosure Schedule is a list, as of the date of this Agreement, containing (i) the names of all current employees (including full-time, part-time, temporary and all other employees), current independent contractors and current consultants of the Company and the Company Subsidiaries, (ii) their current respective base salaries, wages or other compensation, fringe benefits, target incentive and/or bonus compensation and title, and (iii) their work location. Except as provided in Section 2.16(a) of the Company Disclosure Schedule, (i) all employees are employed on an “at-will” basis and their employment can be terminated at any time for any reason without any amounts being owed to such individual other than as required under such employee’s employment agreement with the Company or a Company Subsidiary or applicable Legal Requirements, and (ii) the Company’s and the Company Subsidiaries’ relationships with all Persons who act as contractors or other service providers to the Company or a Company Subsidiary can be terminated at any time for any reason without any amounts being owed to such individual other than with respect to compensation or payments accrued before the termination. Set forth on Section 2.16(a) of the Company Disclosure Schedule is a true and accurate list of all former employees of the Company and the Company Subsidiaries whose employment has terminated either voluntarily or involuntarily in the two-year period preceding the date hereof. No claims have been made or, to the Knowledge of the Company, threatened against the Company or a Company Subsidiary by any former or present employee based on employment discrimination, wrongful discharge, or any other circumstance relating to, arising from or in connection with the employment relationship with the Company or a Company Subsidiary.

(b) Each Company Employee employed in the United States is (i) a United States citizen, (ii) a lawful permanent resident of the United States, or (iii) an alien authorized to work in the United States either specifically for the Company or a Company Subsidiary or for any United States employer. The Company and the Company Subsidiaries are in compliance in all material respects with applicable Legal Requirements in the United States with respect to work status and employment eligibility verification obligations, have completed a Form I-9 (Employment Eligibility Verification) for each Company Employee, and each such Form I-9 has been updated as required by applicable Legal Requirements and is correct and complete as of the date hereof. Each Company Employee not employed in the United States is authorized to work in the applicable jurisdiction either specifically for the Company or a Company Subsidiary or for any employer in such jurisdiction, and the Company and the Company Subsidiaries are in compliance with applicable Legal Requirements in such jurisdictions with respect to work status.

(c) The Company and the Company Subsidiaries have, or will have no later than the Closing Date, paid all accrued salaries, bonuses, commissions, wages, severance and accrued vacation pay of the Company Employees and any other amounts due to be paid to the Company Employees through the Closing Date. The Company and the Company Subsidiaries are in compliance in all material respects with all Legal Requirements governing employment and labor, including all contractual commitments and all such Legal Requirements relating to wages, hours, affirmative action, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or Social Security Taxes and similar Taxes, including the Age Discrimination in Employment Act, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Employee Retirement Income Security Act of 1974, as amended, the Fair Labor Standards Act (29 U.S.C. 201, et seq.), as amended (“FLSA”), the Americans with Disabilities Act, as amended, the Sarbanes-Oxley Act of 2002, the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN”), the Occupational Safety and Health Act, as amended, the Family and Medical Leave Act (29 U.S.C. 2601, et seq.), as amended, the National Labor Relations Act of 1935, as amended, Executive Order 11246 and any other Executive Orders or regulations governing affirmative action, EEO-1, VETS-100 and 100A reporting obligations, the Immigration Nationality Act (8 U.S.C. 1324a, et seq.), as amended, and all similar applicable Legal Requirements (collectively, the “Labor Laws”). The Company and the Company Subsidiaries have, during the five year period prior to the date hereof, conducted their businesses in compliance with all applicable Labor Laws in all material respects. The Company and the Company Subsidiaries have withheld all amounts required by Legal Requirement or contract to be withheld from the wages or salaries of their employees and are not liable for the payment of any arrears of wages or other Taxes, penalties, fines or other compensation of any kind, however designated, for failure to comply with any of the foregoing. The Company and the Company Subsidiaries have maintained adequate and legally-compliant records regarding the service of each Company Employee, including records of working time. The Company and the Company Subsidiaries have properly classified their employees pursuant to the FLSA. Neither the Company nor any Company Subsidiary is, and in the last three years none has been, a federal, state, local or foreign government contractor.

(d) Section 2.16(d) of the Company Disclosure Schedule contains a true and compete list of any and all current employment, change in control, severance, retention, termination, non-competition, non-solicitation, confidentiality, assignment of inventions and other similar employment contracts, arrangements or policies, whether written or oral, between the Company or a Company Subsidiary, on the one hand, and any individual, on the other hand (other than at-will employment arrangements, but including all contracts, arrangements or policies that affect at-will Company Employees).

(e) There has been no “mass layoff” or “plant closing” (as defined by WARN and/or other applicable Legal Requirements) with respect to the Company or any Company Subsidiary within the six months prior to the date of this Agreement. As of the date of this Agreement, no employee has given notice to the Company or a Company Subsidiary that such employee intends to terminate his or her employment with the Company or such Company Subsidiary. There are no material proceedings pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary by any current or former employees.

(f) Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other labor union contract and there are no labor or collective bargaining agreements to which the Company or any Company Subsidiary and the current employees of the Company and the Company Subsidiaries are subject or to which the Company or a Company Subsidiary has been subject with respect to any former employee of the Company or a Company Subsidiary, when such former employee was employed by the Company or a Company Subsidiary, nor does the Company have Knowledge of any activities or proceedings of any labor union or similar organization to organize the employees of the Company or any Company Subsidiary as of the date of this Agreement.

(g) There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations; or (ii) material grievances or other labor disputes pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary. There are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary by or on behalf of any current or former employee or group of employees of the Company or any Company Subsidiary.

(h) There are no complaints, charges or claims against the Company or any Company Subsidiary pending or, to the Knowledge of the Company, threatened that could be brought or filed, with any Governmental Authority based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of or failure to employ, any individual.

2.17 Title to Property. Except with respect to Intellectual Property (the sole representations with respect to which are set forth in Section 2.12), the Company or a Company Subsidiary has good and valid title to, or a valid and binding exclusive leasehold interest in, all of the tangible properties and assets reflected in the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), free and clear of all Encumbrances, except as set forth in Section 2.17 of the Company Disclosure Schedule and except for the following (collectively, “Permitted Encumbrances”): (a) liens for current Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings; provided, however, that with respect to such contested amounts, an appropriate reserve has been established therefor in the Company Financial Statements in accordance with GAAP; (b) statutory or common law Encumbrances arising in the ordinary course of business that are not material to the businesses of the Company and the Company Subsidiaries to secure obligations to landlords, lessors or renters under leases or rental agreements; and (c) statutory or common law liens arising in the ordinary course of business that are not material to the businesses of the Company and the Company Subsidiaries in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies that are not delinquent for a period of over 30 days or contested. All such material tangible properties and assets are in good operating condition and in a state of good maintenance and repair (ordinary wear and tear excepted), except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

2.18 Real Estate.

(a) Owned Real Property. Neither the Company nor any Company Subsidiary owns any real property.

(b) Leased Real Property.

(i) Section 2.18(b) of the Company Disclosure Schedule lists all Leased Real Property. All leases and subleases for Leased Real Property (each, a “Lease”

and, collectively, the “Leases”) to which the Company or a Company Subsidiary is a party are listed on Section 2.18(b) of the Company Disclosure Schedule, are in full force and effect and are valid, binding and enforceable against the Company or a Company Subsidiary and to the Knowledge of the Company, are valid, binding and enforceable against the lessors thereof, except as such enforceability could be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law, if any such proceeding were to be brought in the future. The Leases constitute all interests in Leased Real Property currently used, occupied or held for use by the Company and the Company Subsidiaries. True and correct copies of the Leases, as amended or modified through the date hereof, have been posted in the Data Room.

(ii) All rent and other sums and charges payable by the Company or a Company Subsidiary under the Leases are current. No termination event or condition or uncured default on the part of the Company and each Subsidiary or, to the Knowledge of the Company, any lessor exists under any Lease. The Company or a Company Subsidiary has a valid, binding and enforceable leasehold interest in each parcel of real property leased by it.

(iii) Except as set forth in Section 2.18(b) of the Company Disclosure Schedule, neither the terms of this Agreement nor anything provided to be done hereunder will violate the terms of any Lease or require the consent of any lessor.

(iv) The Leased Real Property, collectively, is sufficient and adequate for the business use of the Company and each Company Subsidiary as currently being conducted.

(c) The present use and operation of the Leased Real Property by the Company or any Company Subsidiary is authorized by, and is in compliance in all material respects with, all applicable zoning, land use, building, fire, health, labor, safety and environmental laws and other Legal Requirements. There is no legal proceeding by or before a Governmental Authority pending, or to the Knowledge of the Company threatened, that challenges or adversely affects, or would challenge or adversely affect, the continuation of the present ownership, use or operation of any Leased Real Property. Each of the Company and the Company Subsidiaries has complied in all material respects with the terms of all Leases and all such Leases are in full force and effect.

(d) To the Knowledge of the Company, all of the Leased Real Property and the buildings, fixtures, and improvements thereon are in good operating condition without structural defects (ordinary wear and tear excepted), all mechanical and other systems located thereon are in good operating condition, no condition exists requiring material repairs, alterations or corrections, and all utility services necessary for the use or operation of the Leased Real Property are available to the Company and the Company Subsidiaries.

2.19 Environmental Matters.

(a) The Company and the Company Subsidiaries are, and have at all times been, in material compliance with all Environmental Laws relating to the business, the Leased Real Property, and any other properties or facilities used, leased, owned or occupied by the Company and the Company Subsidiaries The Company and the Company Subsidiaries possess all material Permits required under Environmental Laws (“Environmental Permits”) and are, and have been at all times, in material compliance with the terms and conditions thereof.

(b) To the Knowledge of the Company, no facts, circumstances or conditions exist with respect to the Company or any Company Subsidiary or any property currently or formerly owned, operated or leased by the Company or any Company Subsidiary, or any property to which the Company or a Company Subsidiary or any of their predecessors arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to give rise to material liability of the Company or a Company Subsidiary under Environmental Laws. As of the date hereof, no civil, criminal or administrative action, proceeding by or before any Governmental Authority or, to the Knowledge of the Company, investigation by or before any Governmental Authority is pending against the Company or any Company Subsidiary, or, to the Knowledge of the Company, is being threatened against the Company or any Company Subsidiary, with respect to Hazardous Materials or Environmental Laws.

(c) The transactions contemplated by this Agreement do not require the consent of or filings with any Governmental Authority with jurisdiction over the Company or any Company Subsidiary with respect to environmental matters.

(d) The Data Room contains true, correct and complete copies of all Environmental Permits and all environmental audits, studies, reports, analyses, and results of investigations that have been performed with respect to the currently or previously owned, operated or leased properties of the Company and the Company Subsidiaries or any of its predecessors which were issued and conducted during the past five years and of which the Company or any of the Company Subsidiaries has possession.

2.20 Taxes. Except as set forth in Section 2.20 of the Company Disclosure Schedule:

(a) The Company and the Company Subsidiaries have filed all income Tax Returns and all other material Tax Returns that they were required to file (taking into account all applicable extensions to file any such Tax Return) and paid all Taxes shown on such filed Tax Returns as owing (except to the extent that such amounts are being contested in good faith by Company or a Company Subsidiary and are properly reserved for on the books or records of the Company or a Company Subsidiary). All Taxes of the Company and the Company Subsidiaries due on or before the date hereof (taking into account applicable extensions) by or on behalf of the Company or a Company Subsidiary have been timely paid, and the Company Balance Sheet reflects an adequate reserve (determined in accordance with GAAP) to cover all Taxes payable by the Company for all taxable periods and portions therefor accrued through the Company Balance Sheet Date. The Company and the Company Subsidiaries have complied in all material respects with all applicable requirements relating to the payment and withholding of Taxes and have duly and timely withheld and paid over to the appropriate Governmental Authority all amounts required to be so withheld and paid. The Company has made available to Parent accurate and complete copies of all U.S. federal income and all other material Tax Returns filed by the Company and the Company Subsidiaries during the four preceding calendar years.

(b) Neither the Company nor any Company Subsidiary has received from any Governmental Authority any written notice, or to the Knowledge of the Company, any oral notice, regarding any contemplated or pending audit, examination or other administrative or court proceeding involving Taxes imposed thereon.

(c) No extension of time with respect to any date on which a Tax Return was required to be filed by the Company or a Company Subsidiary that extends such date beyond the date hereof is in force, and no waiver or agreement by the Company or any Company Subsidiary is in force for the extension of time for the payment, collection or assessment of any Taxes beyond the date hereof (other than in connection with extensions of time for filing Tax Returns that are set forth in Section 2.20(c) of the Company Disclosure Schedule).

(d) Neither the Company nor any Company Subsidiary has received from any Governmental Authority in a jurisdiction where the Company or a Company Subsidiary has not filed any Tax Return any written claim that the Company or a Company Subsidiary is subject to taxation by that jurisdiction. Neither the Company nor any Company Subsidiary has been notified in writing by any Governmental Authority regarding any proposed, asserted or assessed deficiency for any Tax imposed on the Company or a Company Subsidiary that was not settled or paid.

(e) There are no Encumbrances for Taxes on any asset of the Company or any Company Subsidiary, other than Encumbrances for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and are properly reserved for on the books or records of the Company or that are otherwise not material.

(f) Neither the Company nor any Company Subsidiary is a party to any agreement with any third party relating to allocating or sharing the payment of, or liability for, Taxes (other than an agreement, such as a lease or a loan, the principal purpose of which is not the sharing or allocation of Taxes). Neither the Company nor any Company Subsidiary has any liability for the Taxes of any third party (other than the Company or any Company Subsidiary) under Treasury Regulation § 1.1502-6 or as a transferee or successor.

(g) Neither the Company nor any Company Subsidiary has distributed stock of another Person, or had its stock distributed by another Person, (i) in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code, or (ii) in a distribution that could otherwise constitute part of a “plan’” or “series of transactions” (within the meaning of Code Section 355(e)) in conjunction with the transactions contemplated by this Agreement.

(h) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for any taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions that occurred on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date outside the ordinary course of business; or (vi) election under Section 108(i) of the Code.

(i) Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date.

(j) Section 2.20(j) of the Company Disclosure Schedule sets forth all jurisdictions in which the Company and each Company Subsidiary is subject to income Tax. Neither the Company nor any Company Subsidiary has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(k) The Company has not participated in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b)(1) and 1.6011-4(c)(3) and has complied with the disclosure requirements of Code Section 6011 and the Treasury Regulations promulgated thereunder.

(l) The Company has not made any payments, is not obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that are not deductible as a consequence of the application of Code Section 280G.

2.21 Employee Benefit Plans.

(a) Section 2.21(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, housing, hospitalization or other medical plan, but excluding regular wages and salary, which is currently in effect and sponsored, maintained, contributed to, or required to be contributed to by the Company or a Company Subsidiary, and, with respect to any such plans that are subject to Section 401(a) of the Code, any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with the Company or any Company Subsidiary within the meaning of Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”), for the benefit of any Person who performs or who has performed services for the Company or a Company Subsidiary and with respect to which the Company, a Company Subsidiary or any ERISA Affiliate has any material liability or obligation (collectively, the “Company Employee Plans”). Neither the Company nor any Company Subsidiary has any Company Employee Plan that is not in writing.

(b) The Company has delivered to Parent or its Representatives (or made available for review by Parent or its Representatives) true and complete copies to the extent currently effective of each of the Company Employee Plans and related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, material participant agreements, employee booklets, administrative service agreements, summary plan descriptions, and compliance and nondiscrimination tests for the last three plan years. With respect to each Company Employee Plan that is subject to ERISA reporting requirements, the Company has made available for review by Parent or its advisors copies of the Form 5500 reports filed for the last three plan years. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, the Company has made available for review by Parent or its advisors the most recent determination or opinion letter from the Internal Revenue Service to the effect that such Company Employee Plan is qualified as to form with respect to all applicable requirements of the Code other than those for which the remedial amendment period under Section 401(b) of the Code has not expired.

(c) Each Company Employee Plan is being, and has been, administered substantially in accordance with its terms and in material compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code). None of the Company, any Company Subsidiary or any ERISA Affiliate is in material default under or material violation of, and, to the Knowledge of the Company, there has not been any material default or material violation by any other party to, any of the Company Employee Plans. To the Knowledge of the Company, there has been no “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, that could subject any Company Employee Plan or associated trust, or the Company or a Company Subsidiary, to any material Tax or penalty. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all currently effective amendments to the Code, or has time remaining to apply under applicable Treasury Regulations or Internal Revenue Service pronouncements for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. Neither the Company nor any Company Subsidiary has any material liability under ERISA or the Code as a result of its being a member of a group described in Sections 414(b), (c), (m) or (o) of the Code.

(d) Neither the Company nor any Company Subsidiary has, at any time, established, maintained, participated in or contributed to, nor does it have any current liability with respect to, any “defined benefit plan” (as defined in Section (3)(35) of ERISA), any “multi-employer plan” (as defined in Section 3(37) of ERISA), any “multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), any “multiple employer plan” (as defined in Section 413(c) of the Code), an “employee benefit pension plan” (as defined in Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I or Title IV of ERISA or Section 412 of the Code, or a “welfare benefit trust” or “voluntary employees beneficiary association” within the meaning of Sections 419, 419A or 501(a)(9) of the Code.

(e) There are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any Company Employee Plan, any employee or beneficiary covered under any Company Employee Plan, any Governmental Authority, or otherwise involving any Company Employee Plan (other than routine claims for benefits).

(f) All contributions, payments, premiums, expenses and reimbursements for all periods ending prior to or as of the Closing Date for each Company Employee Plan will have been timely made or, if not yet required to be made, will have been properly accrued on the Financial Statements. No Company Employee Plan has any unfunded liability that is not reflected on the Financial Statements.

(g) No Company Employee Plan obligates the Company or any Company Subsidiary to provide medical, surgical, hospitalization, life, death or other welfare benefits (whether or not insured) for employees or former employees or directors of the Company or any Company Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable federal or state law, including Section 601 et. seq. of ERISA or Section 4980B of the Code, or (ii) death benefits under any “employee pension plan” as defined under Section 3(2) of ERISA.

(h) With respect to each Company Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (i) the written terms of such Company Employee Plan have at all times since January 1, 2005, been in compliance with, and (ii) such Company Employee Plan has, at all times while subject to Section 409A of the Code, been operated in compliance with, Section 409A of the Code. Neither the Company nor any Company Subsidiary has any obligation under or with respect to any Company Employee Plan that might be subject to an excise Tax under Section 409A of the Code.

(i) Except as provided in Section 2.21(i) of the Company Disclosure Schedule or as provided in this Agreement, the consummation of the Closing, either alone or in combination with any other event, will not (i) entitle any current or former employee or other service provider of the Company, any Company Subsidiary or any ERISA Affiliate to severance benefits or any other compensatory payment (including golden parachute, bonus or benefits under any Company Employee Plan); or (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due to any such employee or service provider. No benefit payable or that may become payable by the Company or any Company Subsidiary pursuant to any Company Employee Plan in connection with the transactions contemplated by this Agreement or as a result of or arising under this Agreement is reasonably expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. No condition exists that would prevent the Company or a Company Subsidiary from amending or terminating any Company Employee Plan without material liability to the Company or a Company Subsidiary (other than for benefits accrued at the time of termination). The Company and the Company Subsidiaries have reserved the right to amend, modify or terminate any Company Employee Plan, or any portion of it, and have made no representations (whether orally or in writing) that would conflict with or contradict such reservation or right.

(j) With respect to any Company Employee Plan maintained under non-U.S. Legal Requirements (collectively, the “Foreign Benefit Plans”), the Company, the Company Subsidiaries and all ERISA Affiliates, and any trustees of the Foreign Benefit Plans, have at all times complied in all material respects with all Legal Requirements applying to such

Foreign Benefit Plans, and, to the Knowledge of the Company, there are no circumstances that could result in any penalty for material failure to comply with such Legal Requirements. No claims, disputes, investigations or complaints (including complaints under any internal dispute resolution procedure or complaints and submissions or referrals to any ombudsman, regulator or similar service) have been made or are pending or, to the Knowledge of the Company, threatened, in relation to any Foreign Benefit Plan, and to the Knowledge of the Company, there is no fact or circumstance likely to give rise to any such claim, dispute, investigation or complaint. There are no unfunded obligations of any kind under any Foreign Benefit Plan.

2.22 Insurance. Section 2.22 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of all policies of liability, general liability, errors and omissions and other similar forms of insurance that are held and maintained by the Company and the Company Subsidiaries (other than any insurance policies that are also Company Employee Plans), which list includes for each policy the type of policy, form of coverage, policy number, name of insurer, period (term), limits, deductibles premiums, and all claims made under such policy since January 1, 2012. As of the date of this Agreement, there is no claim pending under any of the insurance policies of the Company and the Company Subsidiaries as to which coverage has been questioned, denied or disputed by the underwriters of such policies, and such policies are in full force and effect. The Company and the Company Subsidiaries are in compliance in all material respects with the terms of such policies. As of the date of this Agreement, there has been no written notice of the termination of, or material premium increase with respect to, any of such policies.

2.23 U.S. Foreign Corrupt Practices Act; No Anti-Bribery Law Violations.

(a) Neither the Company, any Company Subsidiary nor, to the Knowledge of the Company, any Company Employee (nor, to the Knowledge of the Company, any of its officers, directors, employees, representatives, agents, consultants, or distributors) has, directly or indirectly: (i) used or is using any funds for any illegal contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) used or is using any funds for any direct or indirect unlawful payment to any foreign or domestic Government Official or employee; (iii) violated or is violating any applicable provision of, or any rule or regulation issued under, (A) the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., (B) the U.S. Travel Act, 18 U.S.C. § 1952, (C) any applicable Legal Requirement enacted in any applicable jurisdiction in connection with, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or (D) any other law, rule, regulation, or other legally binding measure of any foreign or domestic jurisdiction of similar effect or that relates to bribery or corruption (collectively, “Anti-Bribery Laws”); (iv) failed to maintain complete and accurate books and records as required by applicable Anti-Bribery Laws; (v) established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties; (vi) made, offered to make, promised to make, ratified or authorized the payment or giving, directly or indirectly, of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment, gift or anything of value to a foreign or domestic Government Official or employee to secure or attempt to secure any improper business advantage (within the meaning of such term under any applicable Anti-Bribery Law) or to obtain or retain business; or (vii) otherwise taken any action that has caused, or would reasonably be expected to cause the Company or any Company Subsidiaries to be in violation of any applicable Anti-Bribery Law.

(b) The Company and the Company Subsidiaries have instituted and maintain policies and procedures designed to ensure, and that are reasonably expected to continue to ensure, continued compliance with Anti-Bribery Laws to which the Company and the Company Subsidiaries are subject.

(c) There is no legal proceeding (i) excluding any sealed legal proceeding, pending or received, (ii) in the case of a sealed legal proceeding, to the Knowledge of the Company, pending or received, or (iii) in the case of any legal proceeding, to the Knowledge of the Company, threatened, in each case against the Company or a Company Subsidiary, that could reasonably be expected to result in any liability on the part of the Company or a Company Subsidiary under any Anti-Bribery Laws to which it is subject. Neither the Company nor any Company Subsidiary nor to the Knowledge of the Company any of their respective directors, officers, executives, employees, agents, distributors, consultants or other representatives) is party to or otherwise subject to the terms of any corporate integrity agreement, non-prosecution agreement, deferred prosecution agreement or any other arrangement similar to any of the foregoing arising from or otherwise relating to any such legal proceeding.

2.24 Warranties. All products manufactured or sold, and all services provided by the Company and the Company Subsidiaries have complied, and are in compliance, with, in all material respects, all contractual requirements, warranties or covenants, express or implied, applicable thereto, and with all applicable governmental or regulatory specifications therefor or applicable thereto. The Company has posted in the Data Room the standard forms of product and service warranties and product return, discount, demo sales and credit policies of the Company and the Company Subsidiaries.

2.25 Product Liability Claims. To the Knowledge of the Company, from January 31, 2012, there have been no material defects in design, specifications, processing, manufacture, material or workmanship in the products that have been sold, manufactured or distributed by the Company and the Company Subsidiaries (other than isolated instances with respect to particular product units which are not representative of an entire product category), nor is there any uninsured or insured Product Liability with respect to the Company or any Company Subsidiary that has been asserted in any legal proceeding before any court of competent jurisdiction. Since January 1, 2012, neither the Company nor any Company Subsidiary has received written notice of a claim based upon alleged Product Liability. Neither the Company nor any Company Subsidiary has any liabilities or obligations with respect to any Product Liability that has been asserted, or for any product recalls that have been instituted, are planned or are contemplated and that are related to products manufactured, distributed or sold by the Company and the Company Subsidiaries (other than (x) Products discontinued or suspended in the ordinary course of business or by reason of business decisions made without regard to (A) concerns as to design or other inherent defect or risk to the safety of the users thereof, or (B) concerns of any Governmental Authority; and (y) isolated instances with respect to particular product units which are not representative of an entire product category).

2.26 OFAC / Export Control Provisions. Neither the Company nor any Company Subsidiary nor any of their respective officers or directors, is: (a) a person or entity that appears on the Specially Designated Nationals and Blocked Persons List (the SDN List) maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”); or (b) a person, country or entity with whom a U.S. person (as defined by the laws and regulations administered by OFAC, 31 C.F.R. Parts 500-598 (the “OFAC Regulations”)) or a person subject to the jurisdiction of the United States (as defined by the OFAC Regulations) is otherwise prohibited from dealing under the OFAC Regulations (a “Sanctions Target”). Neither the Company nor any Company Subsidiary is, directly or indirectly, owned or controlled by, or under common control with, or, to the Knowledge of the Company, acting for the benefit of or on behalf of any Sanctions Target. The Company and the Company Subsidiaries have at all times complied, and are in compliance, with all applicable national and international laws, statutes, orders, rules, regulations and requirements promulgated by any governmental or other authorities with regard to the exportation of goods, commodities, technology or software, and have held, and currently hold, all necessary licenses with respect to the foregoing. Specifically, but without limitation of the foregoing, neither the Company nor any Company Subsidiary has exported or re-exported any goods, commodities, technology or software in any manner that violates any applicable national or international export control statute, executive order, regulation, rule or sanction, including the OFAC Regulations, the United States Export Administration Regulations, 15 C.F.R. Parts 730-774, the International Traffic in Arms Regulations, 22 C.F.R. Part 120 et seq., the Export Administration Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Iran Sanctions Act, the Comprehensive Iran Sanctions, Accountability, and Divestment Act, the Trade Sanctions Reform and Export Enhancement Act of 2000 (TSRA), and any OFAC Sanctions Program. For purposes of determining whether or not a representation is true under this Section 2.26, neither the Company nor any Company Subsidiary shall be required to make any investigation into (i) the ownership of publicly traded stock or other publicly traded securities or (ii) the beneficial ownership of any collective investment fund.

2.27 Compliance with Laws. The Company, the Company Subsidiaries and their respective businesses are, and have been since January 1, 2012, in compliance in all material respects with, and have not received any written notices or, to the Knowledge of the Company, oral notices of any material violation with respect to, applicable Legal Requirements. Except as set forth in Section 2.27 of the Company Disclosure Schedule, to the Knowledge of the Company, (i) neither the Company nor any Company Subsidiary is, and at no time between January 1, 2012 and the date hereof, has been, under investigation with respect to the violation of any Legal Requirements and (ii) since January 1, 2012, neither the Company nor any Company Subsidiary has made any voluntary disclosures to any Person of violations or potential violations by the Company or any Company Subsidiary of any Legal Requirements.

2.28 Brokers’ and Finders’ Fee. Except as set forth on Section 2.28 of the Company Disclosure Schedule, no act of the Company, any Company Subsidiary or any Company Securityholder has given or will give rise to any claim against any of the parties hereto for a brokerage commission, finder’s fee, financial advisory fee, investment banking fee or other like payment in connection with the transactions contemplated herein.

2.29 Powers of Attorney. There are no powers of attorney executed by or on behalf of the Company or any Company Subsidiary and there is no other authority (express or implied) outstanding by which any person may enter into any contract or commitment on behalf of the Company or any Company Subsidiary.

2.30 Books and Records. The minute books and stock record books of the Company and each Company Subsidiary since January 1, 2012, all of which have been made available to Parent, are complete and correct in all material respects and have been maintained in all material respects in accordance with sound business practices. The minute books of the Company and each Company Subsidiary contain accurate and materially complete records of all meetings, and actions taken by written consent of, the owners, the boards of directors and any committees of the boards of directors of the Company and such Company Subsidiaries. At the Closing, all of those books and records will be in the possession of the Company and the Company Subsidiaries.

2.31 Bank Accounts; Safe Deposit Boxes. Section 2.31 of the Company Disclosure Schedule sets forth a true, correct and complete list of each account with any bank, trust company, securities broker or other financial institution with which the Company or any Company Subsidiary has any account, and all safe deposit boxes maintained by the Company and each Company Subsidiary, the identifying numbers or symbols thereof, and the name of each Person authorized to draw thereon or to have access thereto.

2.32 Accounts Receivable. All accounts receivable of the Company and the Company Subsidiaries have arisen from bona fide transactions in the ordinary course of business, recorded in accordance with GAAP. All accounts receivable of the Company and the Company Subsidiaries set forth on the Company Balance Sheet and reflected in the Closing Date Net Working Capital are good and collectible at the aggregate recorded amounts thereof, net of recorded reserves that are calculated in accordance with GAAP. None of the accounts receivable of the Company or any Company Subsidiary are subject to any setoffs or counterclaims of a material value.

3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB. Parent and Merger Sub hereby represent and warrant to the Company, as of the date hereof and as of the Closing, that:

3.1 Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its state of incorporation, with the requisite corporate power to own, lease and use its properties and to carry on its business as now being conducted. There is no pending or, to the knowledge of Parent, threatened, action for the dissolution, liquidation or insolvency of Parent. Parent is the legal and beneficial owner of all of the issued and outstanding capital stock of Merger Sub. Merger Sub is a wholly-owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Merger, and has not (a) engaged in any business activities or owned any properties or assets, other than in connection with the Merger, (b) conducted any operations, other than in connection with the Merger, or (c) incurred any liabilities, other than in connection with the Merger.

3.2 Authorization and Binding Obligation of Parent. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and all documents contemplated hereby to which Parent or Merger Sub (as applicable) is a party or signatory, to consummate the Closing and the other transactions contemplated hereby and to perform its obligations hereunder and thereunder. The execution and delivery by Parent and Merger Sub (as applicable) of this Agreement and all documents contemplated hereby to which Parent or Merger Sub (as applicable) is a party or signatory, and the consummation of the Closing and the other transactions contemplated hereby and thereby, including the Merger, have been duly authorized and approved by all necessary corporate action on the part of Parent and Merger Sub (as applicable), and no other authorization or consent of Parent, Merger Sub or their respective stockholders is necessary. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and, assuming this Agreement constitutes the valid and binding obligation of the other parties hereto, this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law.

3.3 Noncontravention. Neither the execution and delivery by Parent or Merger Sub of this Agreement, nor the consummation by Parent or Merger Sub of any of the transactions contemplated hereby, will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent and Merger Sub; (b) require on the part of Parent or Merger Sub any material registration, declaration or filing with, or any material permit, order, authorization, consent or approval of, any Governmental Authority, except for (i) to the extent applicable, the filing by Parent of such reports and information with the SEC under the Exchange Act as may be required in connection with this Agreement and the other transactions contemplated by this Agreement; (ii) the notification requirements under the HSR Act, or filings or notifications related to other Antitrust Laws, if applicable; and (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to terminate or modify, or require any notice, consent or waiver under, any contract, agreement note, lease, license, agreement, contract, indenture or other instrument to which Parent is a party or by which Parent is bound, except for (i) any conflict, breach, default, acceleration or right to terminate or modify that would not reasonably be expected to result in a Parent Material Adverse Effect or (ii) any notice, consent or waiver the failure of which to make or obtain would not reasonably be expected to result in a material adverse effect on Parent’s or Merger Sub’s ability to execute and deliver this Agreement or consummate the Closing or the other transactions contemplated hereby (a “Parent Material Adverse Effect”); (d) violate, in any material respect, any Legal Requirement applicable to Parent or any of its properties or assets; or (e) render Parent insolvent or unable to pay its debts as they become due.

3.4 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the Merger or the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent or its Affiliates, except those for which Parent will be solely responsible.

3.5 Litigation. As of the date hereof, there is no material litigation, action, suit, proceeding, claim, arbitration or investigation by or before any Governmental Authority pending or, to the knowledge of Parent, threatened against Parent or Merger Sub, or to which Parent or Merger Sub is otherwise a party that, if resolved adversely to Parent or Merger Sub, would have the effect of preventing, or materially delaying or interfering with, or making illegal, the transactions contemplated by this Agreement. Neither Parent nor Merger Sub is subject to any material judgment, ruling, order, writ, decree, stipulation, injunction or determination of any Governmental Authority of competent jurisdiction that individually or in the aggregate, would reasonably be expected to have the effect of preventing, materially delaying or interfering with, or making illegal, the transactions contemplated by this Agreement.

3.6 Sufficient Funds. At the Closing, Parent will have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the transactions contemplated by this Agreement and to fulfill its obligations hereunder.

4. CONDUCT PRIOR TO THE CLOSING DATE.

4.1 Conduct of Business of Company. During the period from the date of this Agreement through the Closing Date (the “Pre-Closing Period”), except (i) as expressly provided in this Agreement, (ii) as consented to in writing by Parent (which consent will not be unreasonably withheld or delayed) or (iii) as required by applicable Legal Requirements, the Company will (1) conduct its business in the ordinary course of business, (2) use commercially reasonable efforts to preserve intact its present business organization, operations and goodwill, and (3) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others to whom the Company or a Company Subsidiary has material contractual obligations. Without limiting the generality of the foregoing, during the Pre-Closing Period, except (i) as expressly provided in this Agreement, (ii) as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), or (iii) as required by applicable Legal Requirements the Company will not, and will cause each Company Subsidiary not to, without the prior written consent of Parent:

(a) amend the Company Charter or the bylaws of the Company or the organizational documents of any Company Subsidiary;

(b) transfer, issue, sell, pledge, encumber or dispose of any Company Shares or other securities of, or ownership interests in, the Company or any Company Subsidiary, or otherwise change its capitalization as it exists on the date hereof, or issue, grant or sell any options, warrants, conversion rights or other rights, securities or commitments obligating it to issue or sell any Company Shares, or any securities or obligations convertible into, or exercisable or exchangeable for, any Company Shares, or securities of any Company Subsidiary;

(c) (i) effect any recapitalization, reclassification, stock split, combination or like change in the capitalization of the Company or any Company Subsidiary, or amend the terms of any outstanding securities of the Company or any Company Subsidiary or the underlying agreements related thereto; (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or other property whether or not in respect of its capital stock; or (iii) redeem, purchase or otherwise acquire directly or indirectly any of the capital stock of the Company or any Company Subsidiary;

(d) spend or commit to any new capital expenditures (other than capital expenditures already reserved pursuant to the budget for the current fiscal year) in excess of $250,000, whether individually or in the aggregate, other than as specified on Section 4.1(d) of the Company Disclosure;

(e) enter into or amend any agreement pursuant to which the Company or any Company Subsidiary grants or receives rights in or to any Intellectual Property;

(f) fail to take any action or pay any fee required in connection with the renewal, continuation, or continued prosecution of any Owned Intellectual Property;

(g) (i) grant or announce any increase in the salary, severance or other direct or indirect compensation or benefits payable or to become payable to any employee or consultant (except as required by applicable Legal Requirements or under any Company Employee Plan as in effect on the date hereof); (ii) grant any bonus, benefit or other direct or indirect compensation to any employee or consultant not required by applicable Legal Requirements or under any Company Employee Plan as in effect on the date hereof; (iii) loan or advance any money or other property to any employee or consultant (except advancement of expenses as required by applicable Legal Requirements or any existing Employee Plan as in effect on the date hereof in the ordinary course of business); or (iv) except as required by applicable Legal Requirements, amend, terminate, modify, extend, or materially increase the rate or terms of benefits provided under, any Company Employee Plan or enter into, grant, or adopt any arrangement that would be a Company Employee Plan if in effect on the date hereof;

(h) sell, assign, lease, transfer or license to any Person, or permit the imposition of any Encumbrance (other than Permitted Encumbrances) on, any of its material properties or material assets, other than in the ordinary course of business;

(i) form any Subsidiary or acquire any interest in any other Person (except for short-term investments in the ordinary course of business);

(j) incur, create or assume any Indebtedness or amend, modify or make any changes to the terms of any Indebtedness, except (i) pursuant to a contract, agreement, license, lease or other instrument existing on the date of this Agreement (ii) in an amount not to exceed $250,000, whether individually or in the aggregate, (iii) trade payables and similar obligations incurred in the ordinary course of business and consistent with past practices, (iv) obligations incurred in connection with the Company’s entry into or performance of its obligations under this Agreement; and (v) any such Indebtedness incurred in connection with the refinancing of any indebtedness existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder;

(k) acquire or agree to acquire by merging with, or by purchasing a substantial portion of the equity interests or material assets of, or by any other manner, any material business or any Person or division thereof or otherwise acquire or agree to acquire any assets that are material individually or in the aggregate to the business of the Company and the Company Subsidiaries, taken as a whole;

(l) amend, modify or change any of its accounting policies, practices or procedures, except as required by GAAP;

(m) materially amend, modify or make any changes in the Company’s or any Company Subsidiary’s standardized or other sales terms and conditions, other than in the ordinary course of business;

(n) materially delay or postpone any payment of any accounts payable or other payables or expenses, or materially accelerate the collection of accounts receivable or cash collections of any type, other than in the ordinary course of business;

(o) enter into any contract or agreement that would be a Material Contract if it had been in existence on the date hereof, or materially amend, modify, elect not to renew or terminate any Material Contract, except, in each case, in the ordinary course of business;

(p) amend, modify, terminate or make any changes to the coverage levels of any material insurance coverage provided by existing insurance policies, other than in the ordinary course of business;

(q) institute any legal proceeding or claim, or compromise, settle, or fail to defend any pending legal proceeding or any claim, except for settlements or compromises in an amount less than $50,000, whether individually or in the aggregate, for which the Company and any applicable Company Subsidiary receives a full release;

(r) communicate with any Governmental Authority regarding the businesses of the Company or any Company Subsidiary with respect to any matter that would, or would reasonably be expected to, have a Company Material Adverse Effect or result in the institution of any investigation or legal proceeding against the Company or any Company Subsidiary;

(s) waive any right of material value;

(t) make, amend, modify, revoke or change any election in respect of Taxes, amend, modify, adopt or change (or make a request to change) any accounting method in respect of Taxes, enter into any Tax sharing, Tax indemnity or closing agreement, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, file any amended Tax return or consent to any extension or waiver of the limitation period applicable to any Tax return, Tax claim or assessment in respect of Taxes, in each case if such election, amendment, modification, adoption, change, agreement, settlement, filing, or consent would have the effect of increasing the Tax liability of the Company or any Company Subsidiary for any period ending after the Closing Date;

(u) enter into any commitment or transaction that would constitute a material breach of the representations, warranties or agreements contained in this Agreement, or take any action or fail to take an action or, to the extent within the Company’s or a Company Subsidiary’s control, permit to occur any event that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect; or

(v) agree or commit, whether in writing or otherwise, to take any of the actions described in Sections 4.1(a) through 4.1(u).

5. ADDITIONAL AGREEMENTS.

5.1 Access to Information. During the Pre-Closing Period, the Company will, and the Company will cause the Company Subsidiaries to: (a) afford Parent and its Representatives reasonable access to and the right to inspect the real property, properties, assets, premises, books and records, contracts, agreements and other documents and data related to the Company and the Company Subsidiaries, as Parent may reasonably request; (b) furnish Parent and its Representatives, at Parent’s sole expense, with such financial, operating and other data and information related to the Company and the Company Subsidiaries as Parent or any of its Representatives may reasonably request; and (c) instruct the Representatives of the Company to cooperate with Parent in its investigation of the Company and the Company Subsidiaries; provided, however, that any such investigation will be conducted during normal business hours upon reasonable advance notice to the Company under the supervision of the Company’s personnel and in such a manner as not to materially interfere with the normal operations of the Company and the Company Subsidiaries. Without limiting the foregoing, the Company, the Company Subsidiaries will permit Parent and its Representatives to conduct environmental due diligence of the Company and the Company Subsidiaries and the Leased Real Property, including the collecting and analysis of samples of indoor or outdoor air, surface water, groundwater or surface or subsurface land on, at, in, under or from the Leased Real Property. Notwithstanding anything to the contrary in this Agreement, the Company and the Company Subsidiaries will not be required to disclose any information to Parent if such disclosure would, in the sole and reasonable judgment of the Company: (i) jeopardize any attorney-client, work product doctrine or other privilege, or (ii) contravene any applicable Legal Requirements, fiduciary duty or binding agreement entered into prior to the date of this Agreement, in each case so long as the Company and the Company Subsidiaries have reasonably cooperated with Parent to permit such inspection of, or to disclose such, information on a basis that does not jeopardize such privilege or contravene any such Legal Requirement. No information received pursuant to an investigation made under this Section 5.1 will be deemed to (i) qualify, modify, waive, amend or otherwise affect any representations, warranties, covenants or other agreements of the Company set forth in this Agreement or any certificate or other instrument delivered to Parent in connection with the transactions contemplated hereby, (ii) amend or otherwise supplement the information set forth in the Company Disclosure Schedule, (iii) limit or restrict the remedies available to the parties under applicable Legal Requirements arising out of a breach of this Agreement, or (iv) limit or restrict the ability of either party to invoke or rely on the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement set forth in Section 6 hereof.

5.2 Public Disclosure; Confidentiality.

(a) Except as may be required by Legal Requirements or stock exchange requirements, during the Pre-Closing Period, the parties will consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, (i) the Company may make such disclosure to the Company Securityholders as it deems necessary or desirable in order to obtain the Required Stockholder Approval and Option Termination Agreements, so long as such disclosure complies with applicable Legal Requirements, is consistent with the terms of this Agreement, and the Company provides Parent with a reasonable opportunity to review and provide comments to any such disclosure prior to dissemination to any Company Securityholders, and (ii) Parent may include disclosures relating to this Agreement and the transactions contemplated herein in Parent’s filings with the SEC, and otherwise as required by the SEC and Nasdaq, without seeking approval from, or consulting with, any other parties hereto; provided, that Parent will make good faith efforts to provide the Company and the Securityholders’ Representative with written notice of any such disclosures made prior to the Closing and to consider in good faith any comments that either such party has on such filings, except to the extent that any such disclosures are substantially similar to the information contained in previous public disclosures made by Parent.

(b) Without limiting the parties’ obligations under that certain Confidentiality Agreement, dated May 19, 2014, between the Company and Parent (the “Confidentiality Agreement”), none of the parties will issue any such press release or make any such public statement or disclosure without the prior approval of Parent and the Company. The terms of the Confidentiality Agreement, are hereby incorporated herein by reference and will continue in full force and effect until the Closing, at which time such Confidentiality Agreement will terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement will nonetheless continue in full force and effect in accordance with its terms.

(c) From and after the date hereof, the Securityholders’ Representative will not, and, as applicable, will cause its directors, officers, employees, Representatives and Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person, or use or otherwise exploit for their own benefit or for the benefit of anyone, any Confidential Information (as that term is defined in the Confidentiality Agreement). The Securityholders’ Representative will not have any obligation to keep confidential (or cause their respective directors, officers, employees, Representatives and Affiliates to keep confidential) any Confidential Information if and to the extent that disclosure thereof is specifically required by applicable Legal Requirements; provided, however, that in the event that disclosure is required by applicable Legal Requirements, the Securityholders’ Representative will, to the extent permitted by applicable Legal Requirements, provide Parent and the Company with prompt notice of such requirement prior to making any disclosure so that the applicable party may seek an appropriate protective order.

5.3 Efforts; Government Approvals and Further Assurances.

(a) Parent, Merger Sub and the Company will use their respective commercially reasonable efforts to take, or cause to be taken, all actions necessary or appropriate to consummate the Closing and the other transactions contemplated hereby. Subject to Section 5.3(b), each of Parent, Merger Sub, the Company and the Company Subsidiaries will execute and deliver such further instruments of conveyance and transfer and take such additional actions as any other party may reasonably request to effect, consummate, confirm, or evidence the consummation of the transactions contemplated hereby. Without limiting the generality of the foregoing, Parent, Merger Sub, the Company and the Company Subsidiaries will: (i) make any filings and give any notices required to be made or given by such party in connection with the execution and delivery of this Agreement, the consummation of the Closing and the other transactions contemplated hereby; and (ii) use commercially reasonable efforts to obtain any consent required to be obtained by such party in connection with this Agreement, the consummation of the Closing and the other transactions contemplated hereby. Without limiting the foregoing, each of Parent, the Merger Sub and the Company undertakes and agrees to file (or cause their respective Affiliates to file, as applicable) as soon as practicable, and in any event prior to ten (10) Business Days after the date hereof, a Notification and Report Form regarding the transactions contemplated hereby as required by the HSR Act with each of the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and to promptly submit any other filings required to be made under any Antitrust Laws in foreign jurisdictions. Each of Parent, Merger Sub and the Company will promptly deliver to the other a copy of each such filing made (other than filings made pursuant to the HSR Act), each such notice given and each such consent obtained during the Pre-Closing Period, it being understood that delivery of such filings, notices and consents exclusively to the outside counsel of such other party will be deemed to be in compliance with the requirements of this Section 5.3(a).

(b) Each of Parent, Merger Sub and the Company will use their reasonable best efforts to obtain the authorizations, consents, orders and approvals necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement. Each of Parent and the Company will use their commercially reasonable efforts to (i) file, as promptly as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Authority with respect to this Agreement, the consummation of the Closing and the other transactions contemplated hereby, and (ii) to submit promptly any additional information requested by any such Governmental Authority. Each of Parent and the Company will pay 50% of any filing fee under the HSR Act and other Antitrust Laws. Notwithstanding any provision of this Agreement or otherwise to the contrary, each of Parent, Merger Sub and the Company hereby covenants and agrees to use its commercially reasonable efforts to secure prompt termination of any waiting periods imposed by the HSR Act and other Antitrust Laws. Each of the Company and Parent will (A) give the other party prompt notice of the commencement of any legal proceeding by or before any Governmental Authority with respect to this Agreement, the consummation of the Closing and the other transactions contemplated hereby; and (B) keep the other party informed as to the status of any such legal proceeding. The Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted by either of them in connection with any legal proceeding under or relating to national security matters.

(c) For the purposes of this Section 5.3, “commercially reasonable efforts” of Parent will not require (nor will anything in this Section 5.3 or otherwise in this Agreement require) Parent or any of its Subsidiaries to take any action that would prohibit or limit in any respect, or place any conditions on, the ownership or operation by Parent, its Subsidiaries or the Company of any portion of the business or assets of Parent or the Company or any Company Subsidiary, or any of Parent’s Subsidiaries, or compel Parent or the Company, or any of Parent’s Subsidiaries, to dispose of, hold separate or license any portion of the business, assets or Intellectual Property of Parent or the Company or any Company Subsidiary, or any of Parent’s Subsidiaries, respectively, in each case as a result of the transactions contemplated by this Agreement. In no event will Parent or the Company, nor any of Parent’s Subsidiaries, be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree or hold separate order, to make any divestiture or to accept any operational restriction or limitation. With regard to any Governmental Authority, neither the Company nor any Company Subsidiary will, without Parent’s prior written consent in Parent’s sole discretion, discuss with any Governmental Authority or commit to any divestiture transaction, or discuss with any Governmental Authority or commit to alter its business or commercial practices in any way, or otherwise discuss with any Governmental Authority, take or commit to take any action that limits Parent’s freedom of action with respect to, or Parent’s ability to retain any of Parent’s or the Company’s or any Company Subsidiary’s respective businesses, product lines or assets or otherwise receive the full benefits of this Agreement. The parties hereto acknowledge and agree that the obligations of Parent, its Subsidiaries and Merger Sub hereunder will not include any requirement to defend any proceeding challenging this Agreement or the consummation of the Closing beyond the Outside Date.

5.4 Tax Matters.

(a) Cooperation on Tax Matters. Parent, the Surviving Corporation, and the Securityholders’ Representative will, and the Surviving Corporation will cause the Company Subsidiaries to, cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of (i) any Tax Return or amended Tax Return with respect to any taxable period beginning before the Closing Date, (ii) audit, or (iii) litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other party’s request) the provision of records and information within such party’s possession that are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent, the Company, the Surviving Corporation and the Company Subsidiaries will (i) retain all books and records with respect to Tax matters pertinent to the Company and the Company Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Parent or the Company, any extensions thereof) of the respective taxable periods, and abide by all record retention agreements entered into with any taxing authority, and (ii) give the Securityholders’ Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Securityholders’ Representative so requests, Parent or the Surviving Corporation, as the case may be, will allow the

Securityholders’ Representative to take possession of such books and records. Parent and the Securityholders’ Representative further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax of the Company, the Surviving Corporation, its Subsidiaries, Parent or the Company Securityholders that could be imposed (including with respect to the transactions contemplated by this Agreement).

(b) Tax Returns.

(i) Pre-Closing Tax Returns. The Company will prepare and file all Tax Returns relating to the Company or the Company Subsidiaries that are required to be filed on or before the Closing Date, which Tax Returns will be prepared in accordance with past practices and customs. The Company will provide Parent with copies of such Tax Returns.

(ii) Post-Closing Tax Returns. Parent will prepare and file (or cause the Surviving Corporation to prepare and file) all Tax Returns relating to the Company and the Company Subsidiaries that are required to be filed after the Closing Date, which Tax Returns to the extent relating to any Pre-Closing Tax Period will be prepared in accordance with the Company’s past practices and customs except as otherwise required by applicable Legal Requirement or as set forth in Section 6.4(b)(iii). In the event that the Taxes reflected on such Tax Returns could form the basis for a claim of indemnification pursuant to Section 8.1(b), Parent will provide the portion of such Tax Returns relevant to such claim of indemnification to the Securityholders’ Representative for review and comment at least 20 days prior to the due date for filing such Tax Returns, will make reasonable changes consistent with all applicable Legal Requirements to such Tax Returns as requested by the Securityholders’ Representative, and will not file any such Tax Returns without the consent of the Securityholders’ Representative, which consent will not be unreasonably withheld, conditioned or delayed.

(iii) Guidelines for Income Tax Returns. For purposes of Section 6.4(b)(ii), (A) all items accruing on the Closing Date shall be allocated to the Company’s taxable period ending on the Closing Date pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the “next day” rule under Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) or pursuant to the ratable allocation method under Treasury Regulations Section 1.1502-76(b)(2)(ii) or 1.1502-76(b)(2)(iii)), (B) no election shall be made to waive any carryback of net operating losses under Section 172(b)(3) of the Code on any Tax Return of the Company filed in respect of a Pre-Closing Tax Period, and (C) all Transaction Deductions shall be deducted in Pre-Closing Tax Periods to the maximum extent permitted by applicable Legal Requirements. Parent may, to the extent consistent with applicable Law, prepare the Tax Returns contemplated in Section 6.3(b)(ii) contrary to the preceding sentence, provided that Closing Date Net Working Capital and indemnification with respect to Taxes (including as a result of any breach of a representation or warranty in Section 2.21) shall each be calculated as if the Tax Returns had been prepared consistent with such guidelines.

(c) Tax Audits and Contests.

(i) Unless Parent has previously received notice from the Securityholders’ Representative of the existence of any Tax Contest (as defined below), Parent will, or will cause the Company to, promptly notify the Securityholders’ Representative of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period or a Straddle Period for which the Company may be liable under this Agreement (such inquiry, claim, assessment, audit or similar event, a “Tax Contest”); provided, however, that no failure to give such notice will relieve the Company Securityholders of any liability hereunder except to the extent, if any, that the rights of the Company Securityholders with respect to such claim are materially prejudiced thereby. Except with respect to income Tax Returns (or information Tax Returns related to income Taxes) for taxable periods of the Company or the Company Subsidiaries ending on or before the Closing Date, Parent will have the authority to represent the interests of the Company and will have control of the defense, compromise or other resolution of any Tax Contest; provided, however, that the Securityholders’ Representative will be entitled to participate in such Tax Contest at the Company Securityholders’ expense and Parent will not settle, compromise and/or concede any portion of such Tax Contest that could materially affect the Tax liability of the Company, the Company Subsidiaries or the Company Securityholders for any Pre-Closing Tax Period (or otherwise form the basis for a claim of indemnification pursuant to Section 8.1(b)) without the written consent of Securityholders’ Representative, which consent will not be unreasonably withheld, delayed or conditioned. The Securityholders’ Representative will have the authority, at the Company Securityholders’ expense, to represent the interests of the Company, the Company Subsidiaries and the Company Securityholders and will have control of the defense, compromise or other resolution of any Tax Contest to the extent that such Tax Contest involves Tax Returns (or information Tax Returns) related to income Taxes or Taxes in the nature of Taxes on net income for taxable periods of the Company or the Company Subsidiaries ending on or before the Closing Date; provided, however, that Parent will be entitled to participate in such Tax Contest at its own expense and the Securityholders’ Representative will not settle, compromise and/or concede any portion of such Tax Contest that is reasonably likely to materially affect the Tax liability of the Company, the Company Subsidiaries or Parent for any taxable period (or portion thereof) occurring after the Closing Date without the written consent of Parent, which consent will not be unreasonably withheld, delayed or conditioned.

(ii) If Parent or the Securityholders’ Representative elects, by written notice to the other party, not to control the defense of a Tax Contest that it has authority to control, the other party may assume control of the defense of such Tax Contest. In such event, the party electing not to control the defense of such Tax Contest (the “Non-Controlling Party”) will be given the opportunity to participate in, but not direct or conduct, any defense of such Tax Contest, unless such participation would affect any privilege of the party controlling the defense of such Tax Contest (the “Controlling Party”). The Non-Controlling Party’s participation under such circumstances will be subject to the Controlling Party’s right to control such defense. The Controlling Party will not settle any such Tax Contest without the consent of the Non-Controlling Party, which consent will not be unreasonably withheld, delayed or conditioned. The Controlling Party will (i) keep the Non-Controlling Party advised of the status of such claim and the defense thereof (including all material developments and events relating thereto) and will consider in good faith recommendations made by the Non-Controlling Party with respect thereto and (ii) make available to the Non-Controlling Party any documents or materials in its possession or control that may be necessary to understand the defense of such claim (subject to protection of the attorney-client privilege). The Non-Controlling Party will furnish the Controlling Party with such information as it may have with respect to such Tax Contest (including copies of any summons, complaints or other pleadings that may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and will otherwise reasonably cooperate with and assist the Controlling Party in the defense of such Tax Contest.

(d) Amended Tax Returns. Except with the prior written consent of the Securityholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed, none of Parent, the Surviving Corporation, nor any Company Subsidiary shall (i) file or amend, modify or otherwise change any Tax Return of the Company or any Company Subsidiary for any Pre-Closing Tax Period, or (ii) make any Tax election with respect to, or grant an extension of any applicable statute of limitations for, any Pre-Closing Tax Period of the Company or any Company Subsidiary.

(e) Closing Date Course of Business. For the portion of the Closing Date after the time of Closing, other than transactions expressly contemplated hereby, Parent shall cause the Surviving Corporation and the Company Subsidiaries to carry on its business only in the ordinary course in the same manner as heretofore conducted. None of Parent, Merger Sub, Surviving Corporation or any of their Affiliates shall make an election under Section 338 of the Code with respect to the transactions contemplated by this Agreement.

(f) Certain Tax Reporting Matters.

(i) Escrow Account. All parties hereto agree for all Tax purposes that: (A) the right of the Company Securityholders (other than in respect Company Options) to funds in the Escrow Account shall be treated as deferred contingent purchase price eligible for installment treatment under Section 453 of the Code and any corresponding provision of foreign, state or local Law, as appropriate, (B) Parent shall be treated as the owner of the Escrow Account, and all interest and earnings earned from the investment and reinvestment of the Escrow Amount, if any, or any portion thereof, shall be allocable to Parent pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation Section 1.468B-8, (C) if and to the extent any amount in the Escrow Account is actually distributed to the Company Securityholders, interest may be imputed on such amount payable to the Company Securityholders (other than in respect of Options), as required by Section 483 or 1274 of the Code, and (D) in no event shall the aggregate payments under the Escrow Agreement to the Company Securityholders from the Escrow Account exceed $25,470,000. Clause (D) of the preceding sentence is intended to ensure that the right of the Company Securityholders (other than in respect of Company Options) to the Escrow Amount and any interest and earnings earned thereon is not treated as a contingent payment without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder. No party hereto shall take any action or filing position inconsistent with the foregoing, except as required by applicable Legal Requirements.

(ii) Contingency Amount. The Contingency Amount shall be treated as having been received by the Company Securityholders on the Closing Date for Tax purposes.

(iii) Payments in Respect of Options. Any payments made in respect of Company Options pursuant to this Agreement (A) shall be treated as compensation paid by the Company as and when received by the former holder of the Company Option to whom such payment is due (which, for the avoidance of doubt, shall be the Closing Date with respect to the Contingency Amount, and when released to the holder of the Option in the case of payments pursuant to Section 1.5(f), or upon release of funds from the Escrow Account), (B) shall be net of any Taxes withheld pursuant to Section 1.10, and (C) shall be made through the Surviving Corporation’s payroll systems at the time such payment is made. Any applicable withholding Taxes in respect of the portion of the Contingency Amount allocable to the former holders of Company Options will be withheld from the Aggregate Company Option Payment Amount payable at the Closing when distributed through the Surviving Company’s payroll system in accordance with Section 1.3(a)(ii).

5.5 Indemnification of Directors and Officers of Company.

(a) For a period of six years following the Closing, Parent shall cause the Surviving Corporation to maintain in effect in the Surviving Corporation’s organizational documents or indemnification agreements the provisions regarding limitation of liability and indemnification of current or former directors, officers and employees of the Company and the Company Subsidiaries (the “Company Indemnified Parties”), and the advancement of expenses incurred contained in the certificates of incorporation, bylaws, other organizational documents or indemnification agreements as in effect immediately prior to the date hereof and shall honor and fulfill to the fullest extent permitted by applicable law such limitation of liability and indemnification obligations, in each case with respect to matters arising from facts or events that occurred at or before the Closing (including consummation of the transactions contemplated by this Agreement). Subsequent to the Closing, Parent also agrees to cause the Surviving Corporation to indemnify and advance expenses to the Company Indemnified Parties to the same extent as provided in the preceding sentence.

(b) For a period of six years following the Closing, Parent shall cause the Surviving Corporation to maintain (or cause to be maintained), in effect, either (i) the current policy of directors’ and officers’ liability insurance maintained by the Company (provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the insured parties thereunder) with respect to claims arising from facts or events that occurred at or before the Closing (including consummation of the transactions contemplated by this Agreement) or (ii) a run off (i.e., “tail”) policy or endorsement with respect to the current policy of directors’ and officers’ liability insurance covering claims asserted within six years after the Closing arising from facts or events that occurred at or before the Closing (including consummation of the transactions contemplated by this Agreement). Such policies or endorsements shall name as insureds thereunder all present and former directors and officers of Company, the Company Subsidiaries, and the Surviving Corporation. To the extent not already paid at the Closing, the cost of such policies will be treated as a Specified Transaction Expense of the Company.

(c) For a period of six years following the Closing, if Parent or the Surviving Corporation or any of the successors or assigns of Parent or the Surviving Corporation

(i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any other person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation (as the case may be) shall assume all of the obligations set forth in this Section 5.5. This Section 5.5: (A) shall survive the consummation of the Merger and the Effective Time; (B) is intended for the benefit of, and will be enforceable by, each Company Indemnified Party and his or her heirs and representatives during such six year period; (C) shall be binding on all successors and assigns of Parent and the Surviving Corporation during such six year period; and (D) provides rights that are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Company Indemnified Party, or any heir or representative of any Company Indemnified Party, may have by contract or otherwise. Notwithstanding the forgoing, in no event shall Parent or the Surviving Corporation be obligated to reimburse, contribute, indemnify or hold harmless any Company Securityholder pursuant to this Section 5.5 for or in connection with any Damages that such Company Securityholder is obligated to pay to any Indemnified Person under Section 8.1(b).

5.6 Employees; Benefits.

(a) For a period of 12 months after the Effective Time, Parent shall provide Continuing Employees with (i) annual base salary and base wages, and cash incentive compensation opportunities and (ii) health and welfare benefits providing coverage and benefits that are either (A) the same as provided pursuant to the employee health and welfare benefit plans maintained by Company as of the date hereof or (B) pursuant to employee health and welfare benefit plans that are, in the aggregate, no less favorable than those provided to employees of Parent or its Affiliates in positions comparable to positions held by Continuing Employees in the relevant jurisdiction. For the avoidance of doubt, nothing in this Agreement shall limit the ability of Parent or the surviving entity in the Merger to amend or terminate any Company Employee Plan, or Parent Employee Plan, program, policy, or arrangement in accordance with their terms and applicable law at any time after the Effective Time. The provisions contained in this Section 5.6 are included for the sole benefit of the respective Parties hereto and shall not create any right in any other Person, including, without limitation, any current or former Company Employee, any participant in any Company Employee Plan, or any beneficiary thereof or any right to continued employment with Parent or the surviving entity in the Merger, nor shall they require Parent to provide, continue, or amend any particular employee benefits after the consummation of the Merger for any current or former Company Employee.

(b) With respect to any Parent Employee Plans in which Continuing Employees become eligible to participate after the Effective Time, to the extent permitted under such Parent Employee Plans and applicable Legal Requirements, each participating Continuing Employee’s service with the Company (as well as service with any predecessor employer, solely to the extent service with the predecessor employer is recognized for purposes of the applicable Company Employee Plan) or any Company Subsidiary shall be treated as service with Parent or any of its Affiliates for all purposes, including determining eligibility to participate, level of benefits, vesting, and benefit accruals; provided, however, that, except as expressly provided in Section 5.6, such service need not be recognized to any extent that such recognition would result in a duplication of benefits.

(c) With respect to any Parent Employee Plans providing medical, dental, pharmaceutical, life insurance and/or vision benefits to any Continuing Employee and in which Continuing Employees become eligible to participate after the Effective Time, Parent shall use its commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any such Parent Employee Plans, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Employee Plan immediately prior to the Effective Time.

5.7 Parachute Payments. As soon as reasonably practicable following the date of this Agreement, but in no event later than five Business Days prior to the Closing Date, the Company will submit to the stockholders of the Company for Company Stockholder approval (in compliance with Section 280G(b)(5)(B) of the Code and the regulations thereunder) for the right of any individual who is or could reasonably be expected to be, as of the Closing Date, a “disqualified individual” (as defined in Section 280G(c) of the Code) to receive payments and benefits that could be deemed a “parachute payment” (as defined in Section 280G(b)(2) of the Code). In addition, the Company will use its reasonable best efforts to (a) ensure that the payments and benefits that would otherwise constitute a “parachute payment” be exempt from the definition of “parachute payment” by reason of the exemption provided under Section 280G(b)(5)(B) of the Code and (b) take all actions necessary to so exempt any such payments and benefits (including to obtain any necessary consents from such disqualified individuals).

5.8 Stockholder Action.

(a) The Company’s board of directors has declared this Agreement, the Merger and other transactions contemplated hereby and thereby, advisable and adopted a resolution recommending adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby and thereby by the Company Stockholders (the “Board Recommendation”).

(b) Promptly following the execution and delivery of this Agreement, the Company will, in accordance with and pursuant to Section 228 of the Delaware General Corporation Law, use its reasonable best efforts to seek and obtain, as soon as practicable, the Required Stockholder Vote, through the execution and delivery of written consents from all Company Stockholders, in the form attached hereto as Exhibit H (the “Stockholder Written Consents”). No amendment or supplement (including any incorporated by reference) to the Stockholder Written Consents or any of such related information will be made without the approval of Parent. As soon as practicable following the Company’s receipt of Stockholder Written Consents, the Company will deliver to Parent copies of such Stockholder Written Consents.

(c) Within one Business Day after the date hereof, the Company will deliver to Parent Stockholder Written Consents, duly executed by all of the Major Stockholders, in form and substance reasonably acceptable to Parent.

(d) Following receipt of the Required Stockholder Approval, the Company will promptly deliver to each holder of Company Shares a notice of the approval of the Merger and adoption of this Agreement by written consent of the holders of Company Shares pursuant to the applicable provisions of the Delaware General Corporation Law, which notice must include the required notice to holders of Company Shares required by applicable Legal Requirement that appraisal rights may be available to holders of Company Shares in accordance with the Delaware General Corporation Law. Prior to the delivery of such notice to the Company Stockholders, the Company must have given Parent and its counsel a reasonable opportunity (but in no event fewer than five Business Days prior to delivery to the Company Stockholders) to review and comment on the proposed notice and all related information proposed to be provided in connection therewith.

5.9 Notification of Certain Matters.

(a) During the Pre-Closing Period, the Company will, upon becoming aware of any of the following, promptly notify Parent (i) if any representation or warranty made by the Company in this Agreement was, when made or at any time thereafter became, untrue or inaccurate in any material respect; (ii) if the occurrence or non-occurrence of any event, fact, change, condition or circumstance has caused or may reasonably be expected to cause any condition to the obligations of Parent to effect the transactions contemplated by this Agreement not to be satisfied; (iii) of the failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement that may reasonably be expected to result in any condition to the obligations of any party hereto to effect the transactions contemplated hereby not to be satisfied; or (iv) of the institution or threat of any legal proceeding against the Company or any Company Subsidiary related to this Agreement or the transactions contemplated hereby (the events, facts and circumstances and failures described in clauses (i) – (iv), individually and collectively, the “Post-Signing Events”).

(b) The delivery of any notice pursuant to this Section 5.8 will not be deemed to modify the representations and warranties in Section 2 for purposes of Section 6.2; provided, however, that if a Post-Signing Event is disclosed to Parent in writing in accordance with this Section 6.9, such Post-Signing event constitutes or would constitute a failure of a condition contained in Section 7.2 to be met, and Company notifies Parent in writing that, as a result of such Post-Signing Event, there is a failure of a condition contained in Section 6.2 and such failure cannot be cured before the Outside Date (a “Post-Signing Failure Notice”), Parent will have a right to terminate this Agreement pursuant to Section 7.1(d).

5.10 Termination of Company Options and Company Warrants. During the Pre-Closing Period, the Company will take all actions necessary and sufficient in accordance with applicable Legal Requirements, and, as applicable, the Company Equity Incentive Plan and each Company Option and each Company Warrant (in each case, including using commercially reasonable efforts to obtain all of the Option Termination Agreements with respect to outstanding Company Options and other necessary consents, and obtaining approval of its board of directors) (a) to give effect to the actions contemplated by Sections 1.12 and 1.13, including taking such action, if any, as is required to cause all outstanding Company Options and Company Warrants to the extent then unvested, to become fully vested and exercisable, and to cancel all outstanding Company Options and Company Warrants upon payment as contemplated by

Sections 1.12 and 1.13, effective immediately following the Effective Time; and (b) to automatically terminate, as of the Effective Time, the Company Equity Incentive Plan, all Company Options and all Company Warrants (including any underlying agreements relating to the Company Options or the Company Warrants), such that at the Effective Time and upon the payments contemplated by Sections 1.12 and 1.13, no Person will have any right to purchase or receive any equity or payment interest, or right convertible into or exercisable for any equity or payment interest, of the Company.

5.11 Letters of Transmittal and Other Agreements. During the Pre-Closing Period, the Company will use commercially reasonable efforts to obtain (a) Option Termination Agreement from each of the Company Optionholders; (b) the documents set forth on Schedule 5.11; and (c) such other agreements and instruments necessary to satisfy the conditions to Closing hereunder.

5.12 No Solicitation or Negotiation.

(a) The Company acknowledges that neither it, nor any of its Representatives, is engaged in any discussions or negotiations with any Person with respect to an Acquisition Proposal and confirms that it has complied with, and is in current compliance with, the exclusivity obligations under that certain letter agreement, dated May 29, 2014, between Parent and the Company. Subject to the Board of Directors’ fiduciary duties to the Company Stockholders prior to receipt of the Required Stockholder Approval, the Company will not, and will not authorize or permit its Representatives to, directly or indirectly, from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with the terms of Section 7: (i) solicit, initiate, facilitate or encourage an Acquisition Proposal; or (ii) (A) furnish or disclose to any Person non-public information with respect to an Acquisition Proposal; (B) negotiate or engage in discussions with any Person with respect to an Acquisition Proposal; or (C) enter into or amend or grant any waiver or release under any Contract (whether or not binding) or agreement in principle with respect to an Acquisition Proposal.

(b) The Company’s board of directors will not, subject to its fiduciary duties prior to receipt of the Required Stockholder Approval: (i) withdraw, amend, or modify, or propose to withdraw, modify, or qualify in a manner adverse to Parent or Merger Sub, the Board Recommendation; (ii) approve, recommend, or fail to recommend against, or propose to approve or recommend, any Acquisition Proposal; (iii) make any statement inconsistent with its recommendation that the Company Securityholders approve and adopt this Agreement and the Merger; or (iv) enter into any contract (whether or not binding) or agreement in principle with respect to any Acquisition Proposal.

(c) The Company will promptly (and in any event within one Business Day after receipt thereof by such party or its Representatives) advise Parent orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same; provided, that the Company will not be obligated to disclose to Parent the identity of the Person making the request or inquiry to the extent that providing such information to Parent would violate any agreement between the Company and a third party entered into prior to the date of this Agreement.

5.13 Affiliate Agreements. Prior to the Closing, the Company will take all actions necessary and sufficient to cause to be terminated at the Effective Time the agreements set forth on Schedule 6.12.

5.14 Data Room. The Company will deliver to Parent, no later than 15 Business Days after the Closing Date, one or more DVDs that contain the true, correct and complete contents of the Data Room.

5.15 Notice of Dissenting Shares. The Company will give Parent prompt written notice upon receipt by the Company at any time before the Effective Time of any notice of intent to demand the fair value of any shares of Common Stock under the Delaware General Corporation Law and any withdrawal of any such notice. The Company will not, except with the prior written consent of Parent, negotiate, make any payment with respect to, or settle or offer to settle, any such demand at any time before the Effective Time.

5.16 Registration Statement. During the Pre-Closing Period, the Company will not file with the SEC any amendments or supplements to the Registration Statement, and the Company will take all actions necessary to withdraw and terminate the Registration Statement, effective no later than the Closing.

5.17 Company Financial Statements.

(a) The Company will use its commercially reasonable efforts to prepare and deliver to Parent, at Parent’s sole expense, no later than the Closing Date, (i) audited consolidated balance sheets of the Company as of December 31, 2013 and December 31, 2012, and audited consolidated statements of income, cash flows and changes in stockholders’ equity of the Company for the years ended December 31, 2013 and 2012, with notes thereto; (ii) an unqualified report with respect to such audited financial statements by Ernst & Young LLP and a consent by Ernst & Young LLP to have such audited financial statements included in or incorporated by reference into Parent’s Securities Act and Exchange Act filings, which report and consent must be in form and substance reasonably satisfactory to Parent; and (iii) an unaudited consolidated balance sheet of the Company as of the most recently-completed quarterly period and unaudited consolidated statements of income, cash flows and changes in stockholders’ equity of the Company for the most recently completed quarterly period and equivalent prior-year period. The financial statements and report referred to in clauses (i), (ii) and (iii) must comply in all respects with the requirements for filing such financial statements on Form 8-K. For the avoidance of doubt, the failure of the Company to prepare and deliver any information or statement required by this Section 5.17 shall not give rise to a right to terminate this Agreement pursuant to Section 7.2(b) or a claim for indemnification pursuant to Section 8.1(b)(ii) if the Company has used commercially reasonable efforts to prepare such information or report.

(b) Prior to the Closing, upon Parent’s request, the Company will cooperate with Parent to prepare, in a timely manner and at Parent’s sole expense, all other financial statements, business descriptions, risk factors, compensation data, ownership data and other information of the Company required for any SEC filing to be filed by Parent or that needs to be incorporated in any existing Parent SEC filings to make the information therein complete, including, to the extent required, pro forma financial statements that give effect to the transactions contemplated by this Agreement and a full description of the business of the Company and the Company Subsidiaries.

(c) The Company will, contemporaneous with the delivery of the reports described in Section 5.16(a), provide Parent with a representation that the information provided by it for inclusion and/or incorporation into the Parent’s SEC filings will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) The Company will use its reasonable best efforts to cause, contemporaneous with the delivery of the consolidated financial statements described in Section 5.16(a), Ernst & Young LLP to make available to Parent and its Representatives the work papers generated in connection with such accounting firm’s audit of the audited consolidated financial statements delivered pursuant to Section 5.17(a).

(e) Prior to the Closing, the Company will deliver to Parent the following financial information (the “Supplemental Financial Information”): (i) promptly after each fiscal quarter ending after the date hereof, the unaudited consolidated balance sheet of the Company as of the end of such quarter and the unaudited consolidated statements of income, stockholders’ equity and cash flows of the Company for such quarter and for the portion of the fiscal year then ended prepared in accordance with GAAP, and (ii) promptly upon the reasonable request by Parent, and at Parent’s sole expense, such additional financial information as may be required in connection with any filing by Parent pursuant to the requirements of federal or state securities laws. Such Supplemental Financial Information must present fairly, in all material respects, the consolidated financial position of the Company as of the last day of the periods covered and the results of operations, cash flows and changes in stockholders’ equity of the Company for the periods covered, subject in the case of unaudited financials, to normal year-end adjustments.

(f) The Company will provide Parent with written copies of all invoices for fees incurred in connection with the preparation of the materials in Sections 5.17(b) and (c).

5.18 Waiver of Conflicts Regarding Representation.

(a) Notwithstanding that the Company has been represented by Cooley LLP (the “Firm”) in the preparation, negotiation and execution of this Agreement, each of the Company, Parent, and Merger Sub agrees that after the Closing, Cooley LLP may represent the Securityholders’ Representative, the Company Securityholders or their affiliates (individually and collectively, the “Seller Group”) in connection with the transactions contemplated by this Agreement. The Company, Parent and Merger Sub hereby agree that Firm may represent the Seller Group in the future in connection with issues that may arise under this Agreement or otherwise in connection with the transactions contemplated by this Agreement. The Firm may serve as counsel to all or a portion of the Seller Group or any director, member, partner, officer, employee, representative, or affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto consents thereto, and waives any conflict of interest arising therefrom, and each such party shall cause any affiliate thereof to consent to waive any conflict of interest arising from such representation. Each of the parties hereto acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in this connection.

(b) The attorney-client privilege, attorney work-product protection, and expectation of client confidence arising from legal counsel’s representation of the Company prior to the Effective Time relating to the negotiation, documentation and consummation of the transactions contemplated by this Agreement, and all information and documents covered by such privilege or protection, shall belong to and be controlled by the Seller Group and may be waived only by Seller Group, and not the Company, and shall not pass to or be claimed or used by Parent or the Surviving Corporation.

6. CONDITIONS TO THE CLOSING.

6.1 Conditions to Obligation of Each Party. The respective obligations of each party to this Agreement to consummate the transactions contemplated hereby will be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that (i) any one or more of the following conditions may be waived by the agreement of Parent, the Securityholders’ Representative and the Company, and (ii) by proceeding with the Closing, Parent, Company Securityholders and the Company will be deemed to have waived any of such conditions that remain unsatisfied):

(a) Required Stockholder Approval. The Required Stockholder Approval must have been obtained.

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority will have been issued and remain in effect, nor will there be any Governmental Authority statute, rule, regulation or other Legal Requirement enacted or deemed applicable to the execution and delivery of this agreement or the consummation of the Closing and the transactions contemplated hereby, that prohibits or makes such transactions illegal.

(c) Antitrust Laws Compliance. Any waiting period (and any extension thereof) under the HSR Act, and filings and notifications related to other Antitrust Laws, applicable to the transactions to be consummated at the Closing must have expired or been terminated and any approvals or clearances required thereunder must have been obtained.

(d) No Pending Governmental Litigation. Except for any pending or threatened legal proceeding directly or indirectly initiated by the party asserting its right not to consummate the transactions contemplated by this Agreement pursuant to this Section 7.1(d), there must not be pending before any court of competent jurisdiction any legal proceeding commenced by a U.S. federal or state Governmental Authority that challenges or seeks to restrain or prohibit the consummation of the transactions contemplated by this Agreement.

6.2 Additional Conditions to the Obligations of Parent. The obligations of Parent to consummate the Closing and the transactions contemplated hereby will be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may be waived only in writing by Parent):

(a) Representations and Warranties. The representations and warranties of the Company in this Agreement that are qualified as to materiality or Company Material Adverse Effect must be true and correct in all respects, and all other representations and warranties of the Company set forth in this Agreement that are not so qualified must be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

(b) Performance of Covenants. All covenants contained in this Agreement to be complied with by the Company on or before the Closing must have been complied with in all material respects.

(c) Company Closing Certificate. Parent must have received a certificate executed on behalf of the Company by an officer of the Company (the “Closing Certificate”) representing and warranting on behalf of the Company that the conditions applicable to the Company set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(d) Receipt of Closing Deliverables. Parent must have received each of the agreements, instruments and other documents as set forth in Section 1.3(b).

(e) Appraisal Rights. Company Stockholders will have exercised appraisal rights under the Delaware General Corporation Law with respect to the transactions contemplated by this Agreement with respect to not more than 5% of the issued and outstanding shares of Company Common Stock.

(f) No Company Material Adverse Effect. There must not have occurred and be continuing a Company Material Adverse Effect.

(g) Good Standing Certificate. The Company must have delivered to Parent (i) a certificate of corporate good standing with respect to the Company issued by the Secretary of State of the State of Delaware, authenticating the Company Charter, certified as of a date not more than 10 days prior to the Closing Date, and (ii) with respect to each Company Subsidiary, a certificate of status issued by the applicable Governmental Authority, authenticating the organizational documents of such Company Subsidiary, certified as of the most recent practicable date by the applicable Governmental Authority.

(h) Absence of Claims. There must not be pending before any court of competent jurisdiction any legal proceeding brought by any Person (excluding Parent or any Affiliate thereof) challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement that has a reasonable chance of succeeding on its merits.

(i) Termination of Agreements. Each of the agreements set forth on Schedule 6.12 must have been terminated, effective as of the Closing, and be of no further force or effect thereafter and the Company must have delivered to Parent written evidence, satisfactory to Parent, in its sole discretion, of each such termination.

6.3 Additional Conditions to Obligation of Company. The obligations of the Company to consummate the Closing and the transactions contemplated hereby will be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may be waived only in writing by the Company):

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub in this Agreement that are qualified as to materiality or Parent Material Adverse Effect must be true and correct in all respects, and all other representations and warranties of Parent and Merger Sub set forth in this Agreement that are not so qualified must be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date, and in each case, except where any failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not result in a Parent Material Adverse Effect.

(b) Performance of Covenants. Parent and Merger Sub must have complied with and performed in all material respects all of its respective covenants under this Agreement required to be complied with or performed by Parent and Merger Sub, as applicable, at or prior to the Closing.

(c) Parent Closing Certificate. The Company must have received a certificate executed on behalf of Parent by an officer of Parent (the “Parent Closing Certificate”) representing and warranting that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

(d) Receipt of Closing Deliverables. The Company must have received each of the agreements, instruments and other documents set forth in Section 1.3(a), and Parent must have satisfied its Closing payment obligations set forth herein.

7. TERMINATION.

7.1 Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Sections 7.1(b) through 7.1(d), by notice from the terminating party to the other party setting forth a brief description of the basis for termination):

(a) by the mutual written consent of Parent and the Company;

(b) by Parent or the Company if the Closing has not been consummated by October 1, 2014 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) will not be available to any party whose failure to comply with or perform in any material respect any covenant under this Agreement has been a principal cause of or resulted in the failure of the Closing to occur on or before such date;

(c) without limiting the right of Parent or the Company to terminate this Agreement pursuant to Section 7.1(b), by the Company if (i) there is a material breach of any of the representations or warranties of Parent in this Agreement such that the condition set forth in Section 6.3(a) would not be satisfied, or there has been a material breach by Parent of any of its respective covenants in this Agreement such that the condition set forth in Section 6.3(b) would not be satisfied, (ii) the Company has delivered to Parent a written notice of such breach, and (iii) at least ten Business Days have elapsed since the delivery of such notice without such breach having been cured (provided, however, that no such cure period will be available or applicable to any such breach that by its nature cannot be cured);

(d) without limiting the right of Parent or the Company to terminate this Agreement pursuant to Section 7.1(b), by Parent if (i) there is a material breach of any of the representations or warranties of the Company in this Agreement such that the condition set forth in Section 6.2(a) would not be satisfied, or there has been a material breach by the Company of any of their covenants in this Agreement such that the condition set forth in Section 6.2(b) would not be satisfied, (ii) Parent has delivered to the Company a written notice of such breach, and (iii) at least ten Business Days have elapsed since the delivery of such notice without such breach having been cured (provided, however, that no such cure period will be available or applicable to any such breach that by its nature cannot be cured); or

(e) by Parent, if within one Business Day after the date of this Agreement, Parent has not received the Required Stockholder Approval; provided, however, that Parent shall have delivered a notice of termination to the Company within five (5) calendar days following the Company’s failure to deliver the Required Stockholder Approval; provided, further, that if Company shall have delivered the Required Stockholder Approval to Purchaser prior to Parent’s delivery of a notice of termination to Company within such five (5) calendar days period, Parent shall no longer have the right to terminate this Agreement.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement will be of no further force or effect, and there will be no liability on the part of Parent or the Company or their respective officers, directors, stockholders or members, except to the extent that such liability results from any prior breach by a party of any of its covenants, agreements or representations and warranties set forth in this Agreement; provided, however, that the provisions of Section 9 and the Confidentiality Agreement will remain in full force and effect and survive any termination of this Agreement.

8. ESCROW AND INDEMNIFICATION.

8.1 Indemnification.

(a) Expiration of Representations, Warranties, and Covenants. All representations and warranties made by the Company in this Agreement will survive the Closing until the 15 month anniversary of the Closing Date, at which time such representations and warranties will expire and terminate and be of no further force and effect; provided, however, that the representations and warranties contained in Section 2.1 (Organization, Standing and Power), Section 2.2 (Company Subsidiaries), Section 2.3 (Power and Authority), Section 2.4 (Capitalization), Section 2.20 (Taxes), Section 2.28 (Brokers’ and Finders’ Fee), Section 4.1 (Organization, Standing and Power), Section 4.2 (Authorization and Binding Obligation of Parent), and Section 4.4 (Brokers) (collectively, the “Fundamental Representations”), will survive the Closing until the 30th day after expiration of the applicable statute of limitations, at which time they will expire and terminate and be of no further force and effect (the date of expiration of any representation or warranty in this Agreement being a “Representation Termination Date”). The covenants and agreements contained in this Agreement that are required to be performed prior to or on the Closing will survive the Closing until the date twelve (12) months after the Closing Date. The covenants or agreements contained in this Agreement that are required to be performed after the Closing will continue in full force and effect after the Closing in accordance with their terms. The date of expiration of any covenant in this Agreement being a “Covenant Termination Date.” The indemnification obligation of the Company Securityholders under Section 8.1(b)(vi) shall survive the Closing until the date that is six (6) years and thirty (30) days following the Closing Date, at which time, such indemnification obligation shall have no further force and effect (the “Pre-Closing Taxes Indemnity Termination Date”). The indemnification obligation of the Company Securityholders under Section 8.1(b)(vii) shall survive the Closing until the 15 month anniversary of the Closing Date, at which time, such indemnification obligation shall have no further force and effect (the “Specified Indemnity Termination Date”). It is the express intent of the Parties that, if the applicable survival period for an item as contemplated by this Section 8.1 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby; provided, however, that the Parties agree that if the provisions of Section 8106(c) of Title 10 of the Delaware Code (the “Delaware Code Amendment”) are adopted in substantially the form of Schedule 8.1 hereto, this Agreement shall be governed by, and the Parties hereby agree to take any additional actions that may be required after Closing to cause this Agreement to become governed by, such Delaware Code Amendment. No claim for a breach of any representation or warranty contained in this Agreement may be made after the expiration of the Representation Termination Date of such representation or warranty, no claim for a breach of any covenant contained in this Agreement may be made after the expiration of the Covenant Termination Date of such covenant, no claim under Section 8.1(b)(vi) may be made after the expiration of the Pre-Closing Taxes Indemnity Termination Date, and no claim under Section 8.1(b)(vii) shall be made after the expiration of the Specified Indemnity Termination Date, in each case except for claims of which a party has received written notification (each, an “Indemnification Claim Notice”) prior to such expiration setting forth in reasonable detail the nature of such claim (including a reasonable specification of the legal and factual basis for such claim). If a party has sent an Indemnification Claim Notice to another party within the time period prescribed by this subsection (a), such claim will not be extinguished by the passage of such time period and will survive until such claim has been fully and finally resolved. The Company, Parent and the Company Securityholders waive any statute of limitations to the extent inconsistent with this subsection (a). The parties acknowledge that the time periods set forth in this Section 8.1(a) for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

(b) Indemnification for Company Representations and Covenants. Subject to the limitations set forth in Section 8.1(a), this Section 8.1(b) and Section 8.1(e), from and after the Closing Date, the Company Securityholders (including all of the Management Retention Bonus Plan Participants), severally and not jointly, in accordance with their respective Pro Rata Portions (and not jointly), will indemnify, defend and hold harmless Parent and its Affiliates and their respective stockholders, directors, officers, employees, agents, Representatives, successors in interest and assigns (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from, against and in respect of, and will compensate and reimburse the Indemnified Persons for, any and all Damages imposed on, sustained, incurred or suffered by any Indemnified Person, directly or indirectly, whether or not due to a third-party claim, arising out of, resulting from or in connection with: (i) any breach of, or inaccuracy in, any representation or warranty, made by the Company in Section 2 of this Agreement or in any certificate delivered hereunder; (ii) the breach of any covenant or agreement of the Company set forth in this Agreement; (iii) any claim by a Company Securityholder regarding the distribution of payments hereunder among Company Securityholders; (iv) demands by Company Securityholders asserting appraisal rights or any similar claim; (v) claims by Company Securityholders relating to breaches of fiduciary duties; (vi) Pre-Closing Taxes; and (vii) Damages that Parent or another Indemnified Person incurs as a result of the matter set forth on Schedule 8.1(b) (the “Specified Indemnity Matter”) (it being understood that claims of the type specified in this clause (vii) may only be made pursuant to this clause (vii) and not pursuant to clause (i) or (ii) of this Section 8.1(b)). Notwithstanding anything in this Article 8 to the contrary, any claims for Damages under this Agreement for breaches of representations, warranties or covenants shall include only those Damages that result from actual breaches of representations, warranties or covenants set forth in this Agreement; third party claims for alleged breaches of representations, warranties or covenants shall only be indemnified in the event of actual breach of this Agreement.

(c) Indemnification for Parent and Merger Sub Representations and Covenants. From and after the Closing Date, Parent will indemnify, defend and hold harmless each Company Securityholder and its stockholders, directors, officers, employees, agents, successors in interest and assigns from, against and in respect of, and will compensate and reimburse such Persons for, any and all Damages actually imposed on, sustained, incurred or suffered by or asserted against them, directly or indirectly, whether or not due to a third-party claim, arising out of, resulting from or in connection with (i) any breach of any representation or warranty of Parent and Merger Sub set forth in Section 3 of this Agreement or in any certificate delivered hereunder, and (ii) the breach of any covenant or agreement of Parent and Merger Sub set forth in this Agreement.

(d) Limitations of Liability.

(i) Sole and Exclusive Remedy. Except as provided in Sections 1.5, 8.1(d)(v) and 9.6, the right of the parties to be indemnified pursuant to this Section 9 will be the sole and exclusive remedy with respect to all Damages under this Agreement. Other than with respect to the Fundamental Representations, Section 8.1(d)(v) and any matters described in Section 8.1(b)(ii) – Section 8.1(b)(vi) (collectively, the “Excluded Matters”), all indemnification obligations of the Company Securityholders pursuant to Section 8.1(b) will be satisfied exclusively of the Escrow Amount.

(ii) Deductible. Subject to Sections 8.1(d)(v) and 9.6 and without limiting the effect of any other limitation contained in this Agreement, the indemnification obligations of the Company Securityholders provided for in Section 8.1(b)(i) and Section 8.1(b)(vii) will not apply, and the Indemnified Persons will not be entitled to exercise any indemnification rights under this Agreement, except to the extent that the aggregate amount of the Damages against which such Indemnified Persons would otherwise be entitled to be indemnified under Section 8.1(b)(i) and Section 8.1(b)(vii) exceeds $1,500,000 (the “Deductible”); provided, however, that the Deductible will not apply to any Excluded Matters. If the aggregate amount of such Damages exceeds the Deductible, then the Indemnified Person will, subject to the other limitations contained herein, be entitled to be indemnified only against the portion of such Damages in excess of the Deductible.

(iii) Cap. Subject to Sections 8.1(d)(v) and 9.6 and without limiting the effect of any other limitation contained in this Agreement, the Company Securityholders’ indemnity obligations for Damages (y) under Section 8.1(b)(i) will be limited, in the aggregate, to $25,000,000 (the “Cap”) and (z) under Section 8.1(b)(vii) will be limited, in the aggregate, to $5,000,000 (the “Specified Indemnity Cap”), the sole recourse for which shall be the Escrow Amount; provided, however, that neither the Cap nor the Specified Indemnity Cap will apply to any Excluded Matters. Subject to Sections 8.1(d)(v) and 9.6 and without limiting the effect of any other limitation contained in this Agreement, each Company Securityholder’s indemnity obligations for Damages with respect to the Excluded Matters (other than under Section 8.1(d)(v)) will be limited, in the aggregate, to amount of the Aggregate Merger Consideration actually received by such Company Securityholder.

(iv) Materiality. For the sole purpose of determining Damages (and not for determining whether any breach for which indemnification may be available under this Section 8 has occurred), any reference to materiality or Company Material Adverse Effect in the representations and warranties will be disregarded.

(v) Fraud and Criminal Actions. Nothing in this Agreement will limit any remedy any party hereto may have against any other party with respect to fraud with intent to deceive or criminal actions committed by such party.

(vi) Damages for Taxes. Except for breaches of the representations in Section 2.20(h), any Damages with respect to Taxes shall be limited to Damages relating to Pre-Closing Tax Periods.

(vii) Applicability of Limitations. The right to indemnification or any other remedy based on representations, warranties, covenants and agreements contained in this Agreement will not be affected by any investigation conducted at any time, or any knowledge acquired, capable of being acquired, or that is alleged the other party should have known, at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreements, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements.

(e) Control of Defense; Conditions. Except as otherwise provided in Section 5.4(c), which will apply to all Tax Contests, in the event that Parent or another Indemnified Person becomes aware of a third party claim (any such claim, a “Third Party Claim”) that Parent believes may result in a claim for indemnification pursuant to this Section 8 by or on behalf of an Indemnified Person, Parent will promptly notify the Securityholders’ Representative of such Third Party Claim. Notwithstanding the foregoing, no delay in providing such notice prior to the applicable Representation Termination Date will affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Company Securityholders are materially prejudiced thereby. Such notice must contain a reasonably detailed description of the basis of the claim and the nature and amount, if then reasonably ascertainable, of such Damages that may be indemnifiable. The obligations of the Company Securityholders under this Section 8 with respect to Damages arising from any Third Party Claim will be governed by the following additional terms and conditions:

(i) The Securityholders’ Representative, at its option and at the expense of the Company Securityholders, will be entitled to assume control of the defense of any Third Party Claim at any time within 30 days of receiving notice of the Third Party Claim from Parent and may appoint as lead counsel of such defense any legal counsel selected by the Securityholders’ Representative and reasonably acceptable to Parent. In the event that the Securityholders’ Representative assumes control of the defense of any Third Party Claim, the Securityholders’ Representative will keep Parent informed of all material events and developments, including promptly providing copies of any correspondence and court filings, with respect to such Third Party Claim.

(ii) Notwithstanding Section 8.1(e)(i) above but subject to Section 8.1(e)(iv) below, the Indemnified Person will be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided, that such employment will be at the Indemnified Person’s own expense unless (i) the Securityholders’ Representative has failed to assume (or elects not to assume) the defense and employ counsel in accordance with Section 8.1(e)(i), (ii) the named parties to any such Third Party Claim (including any impleaded parties) include both the Company Securityholders and the Indemnified Person and, in the opinion of counsel to the Securityholders’ Representative and the Indemnified Person, there is an actual conflict of interest between the Securityholders’ Representative and the Indemnified Person, or (iii) the Indemnified Person determines in good faith that there is a reasonable probability that such Third Party Claim seeks material non-monetary relief, in which case the Indemnified Person will have the right, by notice to the

Securityholders’ Representative, to assume the defense of such claim and the reasonable fees and expenses of the Indemnified Person’s counsel incurred in connection with such Third Party Claim will be included in Damages; provided, however, that if it is ultimately determined by agreement of the Securityholders’ Representative and the Indemnified Person or by a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified hereunder with respect to the Third Party Claim, such fees and expenses will not be Damages.

(iii) Subject to Section 8.1(e)(iv) below, neither the Securityholders’ Representative nor the Indemnified Person may consent to the entry of any judgment or enter into any settlement or compromise with respect to any Third Party Claim without the prior written consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.

(iv) Notwithstanding anything contained in this Agreement to the contrary, the Securityholders’ Representative (A) shall solely control the defense of any claim or any contact with any third party, with respect to the Specified Indemnity Matter, and (B) may consent to the entry of any judgment or enter into any settlement or compromise with respect to the Specified Matter without the prior written consent of Parent or any Indemnified Person, in each case of (A) and (B), as long as (x) the monetary remedy therefor that is to be borne by Parent and any Indemnified Person does not exceed the Specified Indemnity Cap and there are sufficient funds remaining in the Escrow Fund at the time of such consent to satisfy such monetary remedy, (y) the settlement or compromise does not impose injunctive or other equitable relief against Parent or any Indemnified Person, and (z) the settlement or compromise expressly and unconditionally releases Parent and the applicable Indemnified Persons from all liabilities and obligations with respect to such claim, without prejudice.

(f) Subrogation; Insurance.

(i) In the event that a Company Securityholder makes any payment to any Indemnified Person for indemnification for which such Indemnified Person could have collected on a claim against a third party (including under any contract and any insurance claims, but excluding any claim against an officer, director, employee, customer, supplier, or other party (other than insurance companies) in privity of contract with the Company or a Company Subsidiary), such Company Securityholder will be entitled to pursue claims and conduct litigation on behalf of such Indemnified Person to pursue and collect on any indemnification or other remedy available to such Indemnified Person thereunder with respect to such claim and generally to be subrogated to the rights of such Indemnified Person.

(ii) The amount of any Damages payable under this Section 8 will be net of amounts received by the Indemnified Person under its applicable insurance policies issued by insurance companies with respect to such Damages (determined after giving effect to any deductible associated therewith, any increase in premiums (including retropremium obligations) resulting therefrom and net of Taxes or other liabilities incurred by such Indemnified Person and/or any of its Affiliates as a result of such claim and out-of-pocket costs of collecting such insurance proceeds). If an Indemnified Person receives any amounts under applicable insurance policies issued by insurance companies subsequent to its receipt of an indemnification payment by the indemnifying parties, then such Indemnified Person will, without duplication, promptly reimburse the indemnifying parties (net of costs and expenses of such recovery and resulting premium increases) for any payment made by such indemnifying parties up to the amount received by the Indemnified Person; provided, that the aggregate amount of reimbursement payments to the indemnifying parties in respect of any such Damages will not in any event exceed the aggregate indemnification payment received by the Indemnified Person from the indemnifying parties with respect to such Damages. Nothing in this Section 8.1(f)(ii) will be construed to require any Person to obtain or maintain any insurance coverage.

(g) No Duplication of Recovery. Notwithstanding anything contained in this Agreement to the contrary, (i) to the extent that any Damages resulting from any breach of any representation, warranty, covenant or agreement of the Company under this Agreement is taken into account as Company Debt set forth in the Closing Debt Certificate, Specified Transaction Expenses set forth in the Closing Expense Certificate, Company Change in Control Payments set forth in the Consideration Spreadsheet, a current liability, reserved or accrued, or otherwise accounted for, in determining Closing Date Net Working Capital, or on the Company Balance Sheet, or otherwise taken into account in the calculation of the Aggregate Merger Consideration, (A) no Indemnified Person may recover such Damages through a claim pursuant to Section 8 or otherwise and (B) such Damages will not be included in the determination of whether all Damages, in the aggregate, exceed the Deductible or the Cap and (ii) no Indemnified Person may recover duplicative Damages in respect of a single set of facts or circumstances under more than one representation or warranty in this Agreement, any Letter of Transmittal and/or Option Termination Agreement regardless of whether such facts or circumstances would give rise to a breach of more than one representation or warranty in this Agreement, any Letter of Transmittal and/or any Option Termination Agreement. In the event that Parent believes there are any facts or circumstances that are the basis for any adjustments to the Estimated Adjustment Amount in accordance with Section 1.5 hereof, Parent will be permitted to pursue a remedy based on such facts or circumstances either as an adjustment to the Estimated Adjustment Amount in accordance with Section 1.5 hereof or as an indemnification claim in accordance with this Section 8, but not both.

8.2 Exercise of Remedies by Indemnified Persons other than Parent. No Indemnified Person (other than Parent) will be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Parent consents to the assertion of such indemnification claim or the exercise of such other remedy.

8.3 Treatment of Indemnification Payments. The parties agree that any amount paid to an Indemnified Person pursuant to this Section 8 will be treated as a reduction in the consideration payable hereunder for Tax purposes.

8.4 Mitigation. Promptly after Parent or the Surviving Corporation becomes aware of any event or circumstance that could reasonably be expected to constitute or give rise to any breach of any representation or warranty set forth in Section 2, to the extent required by applicable Legal Requirements, Parent and the Surviving Corporation shall take all commercially reasonable steps to mitigate and minimize all indemnifiable Damages that may result from such breach.

9. GENERAL PROVISIONS.

9.1 Notices. All notices and other communications hereunder must be in writing and will be deemed duly delivered (i) upon receipt if delivered personally, (ii) one Business Day after being sent by nationally recognized commercial overnight courier service, with confirmation of receipt, or (iii) upon transmission if sent via facsimile or e-mail delivery of a “.pdf” format data file, with confirmation of receipt (or, if such facsimile or e-mail is not sent on a Business Day, then on the next succeeding Business Day), to the parties at the following addresses (or at such other address for a party as may be specified upon like notice):

(a)	if to Parent and/or Merger Sub, to:

Techne Corporation

614 McKinley Place NE

Minneapolis, MN 55413

Attention: Chief Executive Officer

Facsimile: (612) 656-4514

with a copy to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

Attention: Melodie Rose; Alexander Rosenstein

Facsimile: 612-492-7077

Email: mrose@fredlaw.com; arosenstein@fredlaw.com

(b)	if to the Company, to:

ProteinSimple

3040 Oakmead Village Dr.

Santa Clara, California 95051

Attention: President and Chief Executive Officer

Facsimile: (408) 510-5599

with a copy prior to Closing to:

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

Attention: Mark Weeks

Facsimile: (650) 618 2034

Cooley LLP

San Francisco

101 California Street

5th Floor

San Francisco, California 94111-5800

Attention: Jamie Leigh

Facsimile: (415) 693-2222

(c)	if to Securityholders’ Representative, to:

Fortis Advisors LLC

Attention: Notice Department

Facsimile: (858) 408-1843

Email: notices@fortisrep.com

9.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement, and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.3 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments delivered pursuant hereto, including the exhibits hereto, the Company Disclosure Schedule and the other schedules hereto: (a) together constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms and will survive any termination of this Agreement until the Closing; (b) are not intended to confer upon any other person any rights or remedies hereunder (except that Article 8 is intended to benefit the Indemnified Persons and the Stockholder Indemnified Persons and that Section 5.5 is intended to benefit the Company Indemnified Parties); and (c) may not be assigned by Parent, on the one hand, or by Company or the Securityholders’ Representative, on the other hand (by operation of law or otherwise), without the written consent of each of the parties hereto; provided, however, that Parent, Merger Sub or the Surviving Corporation may, without the consent of any other party, (i) assign this Agreement to any Affiliate or to a third party in connection with the sale of all or substantially all of the business to which this Agreement relates, and (ii) collaterally assign their rights under this Agreement to their lenders or the lenders of any of their Affiliates. This Agreement will be binding upon, and will inure to the benefit of, each party and its successors and permitted assigns.

9.4 Severability. In the event that any provision of this Agreement, or the application thereof becomes, or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances other than those as to which it is determined to be illegal, void or unenforceable, will not be impaired or otherwise affected and will continue in full force and effect and be enforceable to the fullest extent permitted by law.

9.5 Expenses. Other than as set forth in this Agreement, the parties agree that all fees and expenses incurred by them in connection with this Agreement and the transactions contemplated hereby will be borne by the party incurring such fees and expenses, including all fees of counsel and accountants.

9.6 Specific Performance. The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement was not performed in accordance with the specific terms hereof or were otherwise breached. It is accordingly agreed that the parties hereto will be entitled (in addition to any other remedies available to them) to the remedies of specific performance (which will include the right to obtain an order compelling a party’s counterparty hereto to close the transactions contemplated by this Agreement) and injunctive relief (without bond or other security being required and without the necessity of proving the inadequacy of money damages) to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

9.7 Governing Law; Dispute Resolution.

(a) This Agreement and any claim, controversy or dispute arising out of or related to this Agreement, any of the transactions contemplated hereby, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties, whether arising in contract, tort, equity or otherwise, will be governed by, and construed in accordance with, the laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute), without regard to any applicable principles of conflicts of law that might require the application of the laws of any other jurisdiction.

(b) Any judicial proceeding brought with respect to this Agreement must be brought in any federal or state court of competent jurisdiction located in the State of Delaware, and, by execution and delivery of this Agreement, each party (i) accepts and consents to, generally and unconditionally, the jurisdiction of such courts and any related appellate court, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement, and (ii) irrevocably waives any objection it may now or hereafter have as to the venue of any such suit, action or proceeding brought in such a court or that such court is an inconvenient forum.

(c) Service of process, summons, notice or other document by mail to such party’s address set forth herein will be effective service of process for any suit, action or other proceeding relating to this Agreement or the transactions contemplated hereby. Each of Parent, the Company (both before and after giving effect to the Closing), each Company Securityholder and the Securityholders’ Representative irrevocably and unconditionally waives the right to trial by jury in connection with any matter based upon or arising out of this Agreement or the transactions contemplated hereby.

9.8 Rules of Construction.

(a) The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore,

waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(b) For purposes of this Agreement, whenever the context requires: the singular number includes the plural, and vice versa; the masculine gender includes the feminine and neuter genders; the feminine gender includes the masculine and neuter genders; and the neuter gender includes the masculine and feminine genders.

(c) As used in this Agreement, (i) the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation,” (ii) the words “hereby,” “herein,” “hereunder” and “hereto” will be deemed to refer to this Agreement in its entirety and not to any specific section of this Agreement, and (iii) all references to “$” mean United States dollars.

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

(e) The information set forth in the Company Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of law or breach of any agreement.

9.9 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by Parent, the Company and the Securityholders’ Representative. Any waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the party to be charged with such waiver. Except as expressly set forth in this Agreement, the failure of a party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion will not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date. Further, no waiver of any of the terms and conditions of this Agreement will be deemed to or will constitute a waiver of any other term of condition hereof (whether or not similar).

9.10 Headings. The article and section headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company, Parent, Merger Sub and the Securityholders’ Representative have caused this Agreement to be executed and delivered by each of them or their respective officers, all as of the date first written above.

TECHNE CORPORATION

By:	/s/ Charles R. Kummeth
Name:	Charles R. Kummeth
Title:	Chief Executive Officer

PROTEINSIMPLE

By:	/s/ Timothy A. Harkness
Name:	Timothy A. Harkness
Title:	President and Chief Executive Officer

MCLAREN MERGER SUB, INC.

By:	/s/ Charles R. Kummeth
Name:	Charles R. Kummeth
Title:	President

FORTIS ADVISORS LLC as the SECURITYHOLDERS’ REPRESENTATIVE

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[Signature Page to the Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“3001 Orchard Items” means all cash that may be expended or commitments made relating to the Company’s lease or use of property located at 3001 Orchard Parkway, San Jose, California.

“Acquisition Proposal” means a proposal, inquiry or offer from, or indication of interest by, any Person (other than Parent and its Subsidiaries, including Merger Sub) relating to any (a) direct or indirect acquisition of assets of the Company and/or the Company Subsidiaries equal to 15% or more of the fair market value of the consolidated assets of the Company and the Company Subsidiaries or to which 15% or more of the net revenues or net income of the Company and the Company Subsidiaries, taken as a whole, on a consolidated basis are attributable; (b) direct or indirect acquisition of 15% or more of the voting equity interests of the Company or any Company Subsidiary; (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of the voting equity interests of the Company or any Company Subsidiary; (d) merger, consolidation, other business combination or similar transaction involving the Company or any Company Subsidiary, pursuant to which such Person would own 15% or more of the consolidated assets, net revenues or net income of the Company and the Company Subsidiaries, taken as a whole; or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or any Company Subsidiary.

“Adjustment Amount” means the positive or negative number that is equal to the number that results from subtracting (i) the Baseline Working Capital, from (ii) the Closing Date Net Working Capital.

“Advisory Group” has the meaning set forth in Section 1.14(e).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person or a member of such Person’s immediate family; or if such Person is a partnership, any general partner of such Person or a Person controlling any such general partner. For purposes of this definition, “control” (including “controlled by” and “under common control with”) means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Company Option Exercise Price Amount” means the amount obtained by aggregating the exercise prices of all Company Options (other than Out of the Money Company Options).

“Aggregate Company Option Payment Amount” means the amount obtained by aggregating the Company Option Payment Amount payable with respect to all Company Options (other than Out of the Money Company Options).

“Aggregate Company Warrant Exercise Price Amount” means the amount obtained by aggregating the exercise prices of all Company Warrants (other than Out of the Money Company Warrants).

“Aggregate Company Warrant Payment Amount” means the amount obtained by aggregating the Company Warrant Payment Amount payable with respect to all Company Warrants (other than Out of the Money Company Warrants).

“Aggregate Merger Consideration” means $300,000,000.00.

“Agreement” has the meaning set forth in the introductory paragraph.

“Anti-Bribery Law” has the meaning set forth in Section 2.23(a).

“Antitrust Laws” means all statutes, regulations, or requirements of a Governmental Authority (including those outside of the United States) that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or the lessening of competition, including the HSR Act.

“Applicable Per Share Amount” means, as of the applicable date, the amount per share payable on such date, plus any amounts per share that have been previously paid, with respect to each Company Share as set forth in the Consideration Spreadsheet, as the same may be updated in accordance with Section 1, adjusted in accordance with the terms and conditions of this Agreement.

“Baseline Working Capital” means $9,000,000.

“Board Recommendation” has the meaning set forth in Section 5.8(a).

“Business Day” means a day (a) other than Saturday or Sunday and (b) on which commercial banks are open for business in the State of Minnesota.

“Business Intellectual Property” means all Owned Intellectual Property and all Third Party Intellectual Property.

“Cap” has the meaning set forth in Section 8.1(d)(iii).

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations will be the capitalized amount thereof determined in accordance with GAAP.

“Certificate of Merger” has the meaning set forth in Section 1.1(b).

“Closing” has the meaning set forth in Section 1.1(c).

“Closing Cash Consideration” means (a) the Closing Merger Consideration, minus (b) the Escrow Amount, minus (c) the Contingency Amount, minus (d) the Aggregate Company Option Payment Amount.

“Closing Certificate” has the meaning set forth in Section 6.2(c).

“Closing Consideration Spreadsheet” has the meaning set forth in Section 1.4(c).

“Closing Date” has the meaning set forth in Section 1.1(c).

“Closing Date Balance Sheet” has the meaning defined in Section 1.5(b).

“Closing Date Dispute Notice” has the meaning set forth in Section 1.5(c).

“Closing Date Net Working Capital” means, as of the close of the Closing Date, the sum of the consolidated current assets of the Company, less the sum of the consolidated current liabilities of the Company, each determined in accordance with GAAP and the Company’s past practices, subject to the following adjustments:

(a)	the Company’s consolidated current assets will exclude (to the extent otherwise included in the Company’s current assets) (1) the Prepaid IPO Expenses, (2) Company Cash, (3) the Aggregate Company Option Exercise Price Amount and (4) the Aggregate Company Warrant Exercise Price Amount; and

(b)	the Company’s current liabilities (A) will exclude (to the extent otherwise included in the Company’s current liabilities) (1) all liabilities of the Company for deferred Taxes, (2) all Transaction Employment Taxes in excess of $250,000, (3) all Company Debt set forth in the Closing Debt Certificate, (4) all Specified Transaction Expenses set forth in the Closing Expense Certificate, (5) all Company Change in Control Payments set forth in the Consideration Spreadsheet, (6) the Aggregate Company Option Payment Amount set forth in the Consideration Spreadsheet, (7) letters of credit issued by the Company, (8) any amounts incurred by the Company in connection with the obligations set forth in Sections 5.1(b), 5.5(b) or 5.17(a), (9) the 3001 Orchard Items and (10) the Aggregate Company Warrant Payment Amount set forth in the Consideration Spreadsheet, and (B) will include any (1) Unpaid Company Debt, (2) Unpaid Specified Transaction Expenses and (3) Unpaid Company Change in Control Payments.

A sample calculation of Closing Date Net Working Capital based on the Company Balance Sheet is attached hereto as Exhibit I.

“Closing Date Statement” has the meaning set forth in Section 1.5(b).

“Closing Debt Certificate” has the meaning set forth in Section 1.3(a)(v).

“Closing Expense Certificate” has the meaning set forth in Section 1.3(a)(iv).

“Closing Merger Consideration” has the meaning set forth in Section 1.4(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph.

“Company Balance Sheet” has the meaning set forth in Section 2.7.

“Company Balance Sheet Date” has the meaning set forth in Section 2.7.

“Company Cash” means the cash and cash equivalents of the Company and the Company Subsidiaries (plus the amount of all uncleared deposits of the Company and the Company Subsidiaries outstanding, and less the amount of all uncleared checks or withdrawals of the Company and the Company Subsidiaries outstanding), measured as of the Closing Date and determined in accordance with GAAP.

“Company Change in Control Payments” means any payments to any current or former employee, independent contractor, director or stockholder of the Company, any Company Subsidiary or any Company Affiliate under any Company Employee Plan (including the Company’s Management Retention Bonus Plan) or otherwise, including bonus payments and Transaction Employment Taxes of up to $250,000, that remain payable after the Effective Time and/or become payable, directly or indirectly, as a result of the Company entering into this Agreement or the consummation of any of the transactions contemplated hereby. For the avoidance of doubt, the term Company Change in Control Payments does not include (i) any Transaction Employment Taxes in excess of $250,000 or (ii) the acceleration of any Company Options or Company Warrants pursuant to this Agreement.

“Company Charter” has the meaning set forth in Section 1.1(d)(i).

“Company Closing Certificate” has the meaning set forth in Section 6.2(c).

“Company Common Stock” means shares of common stock, par value $0.0001 per share, of the Company.

“Company Debt” means all outstanding and unpaid Indebtedness of the Company and the Company Subsidiaries, determined as of the Closing Date.

“Company Debt Payoff Amount” means the amount necessary to pay off in full all amounts due under the Company Debt.

“Company Disclosure Schedule” has the meaning set forth in Section 2.

“Company Employee” means any person employed by or providing services to the Company or any Company Subsidiary in the capacity of an employee, consultant, independent contractor, advisor, director or any similar capacity.

“Company Employee Plans” has the meaning set forth in Section 2.21(a).

“Company Equity Incentive Plan” means any stock option, equity incentive or similar plan of the Company, including the Company’s 2003 Stock Option/Stock Issuance Plan and 2013 Equity Incentive Plan, as such may be amended from time to time.

“Company Financial Statements” has the meaning set forth in Section 2.7.

“Company Indemnified Parties” has the meaning set forth in Section 5.5(a).

“Company Material Adverse Effect” means any change, event, development, circumstance or effect (each, an “Effect”) on the Company and the Company Subsidiaries, taken as a whole, that, individually or taken together with all other Effects is, or is reasonably expected to be, materially adverse to the overall financial condition, material assets (including intangible assets), business (as currently conducted by the Company and the Company Subsidiaries) or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any adverse effect (including any claim, litigation, reduction in revenues or income, disruption of business relationships or loss of employees) (i) in connection with or arising from the announcement, pendency or anticipated consummation of any of the transactions contemplated by this Agreement, or (ii) arising from, attributable to, or relating to the United States or foreign financial, securities or credit markets or the United States or foreign economy in general or in the industry sectors in which the Company and the Company Subsidiaries operate in general (except that such conditions in this clause “(ii)” will be taken into account to the extent that they have adversely affected the businesses of the Company and the Company Subsidiaries to a substantially greater degree than they have affected the businesses of other comparable companies in the same industry sectors as the Company and the Company Subsidiaries); (b) the taking of any action reasonably required to cause compliance with, or contemplated by, the terms of this Agreement or reasonably required to effect the transactions contemplated by this Agreement; (c) any breach by Parent or Merger Sub of this Agreement or the Confidentiality Agreement; (d) the taking of any action by Parent or Merger Sub or any of their Affiliates; (e) any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof (except that such conditions in this clause “(e)” will be taken into account to the extent that they have adversely affected the businesses of the Company and the Company Subsidiaries to a substantially greater degree than they have affected the businesses of other comparable companies in the same industry sectors as the Company and the Company Subsidiaries); or (f) earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date of this Agreement.

“Company Option” means each outstanding option, whether or not then vested, to purchase Company Common Stock under a Company Equity Incentive Plan.

“Company Optionholder” means each holder of a Company Option.

“Company Option Payment Amount” means, with respect to a particular Company Option, the product of (i) the amount, if any, by which (x) the Applicable Per Share Amount for

Company Common Stock exceeds (y) the per share exercise price of such Company Option, multiplied by (ii) the number of shares of the Company Common Stock subject to such Company Option as of immediately prior to the Effective Time and in accordance with the terms and conditions of the applicable Company Equity Incentive Plan. The Company Option Payment Amount will be zero with respect to a Company Option that has a per share exercise price that is equal to or exceeds the Applicable Per Share Amount for Company Common Stock.

“Company Preferred Stock” means shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock.

“Company Securities” means Company Shares, Company Options and Company Warrants.

“Company Securityholders” means, collectively, the Company Stockholders, the Company Warrantholders and the Company Optionholders.

“Company Shares” means, collectively, the shares of the Company Common Stock and the Company Preferred Stock.

“Company Stock Certificate” has the meaning set forth in Section 1.7(a).

“Company Stockholder” means each holder of the Company Shares.

“Company Subsidiaries” means Alpha Innotech Corp., a Delaware corporation; Alpha Innotech Corporation, a California corporation; Alpha Innotech Hong Kong Limited, a Hong Kong entity; Cell Biosciences International, a Delaware corporation; Cell Biosciences Korea, a Korean entity; Convergent Bioscience Services, Inc., a Delaware corporation; ProteinSimple Hong Kong Ltd., a Hong Kong entity; ProteinSimple Japan K.K.; ProteinSimple Ltd. (Canada); ProteinSimple Bioscience and Technology (Shanghai) Co., Ltd., a wholly foreign owned enterprise formed under the laws of the People’s Republic of China; Protein Forest, Inc., a Delaware corporation; and 2238726 Ontario Inc., an Ontario Business Corporation; and any other direct or indirect Subsidiaries of the Company.

“Company Warrant” means a warrant to purchase Company Shares from the Company, issued or assumed by the Company.

“Company Warrantholder” means each holder of a Company Warrant.

“Company Warrant Payment Amount” means, with respect to a particular Company Warrant, the product of (i) the amount, if any, by which (x) the Applicable Per Share Amount for Company Shares subject to such Company Warrant, exceeds (y) the per share exercise price of such Company Warrant, multiplied by (ii) the number of Company Shares subject to such Company Warrant as of immediately prior to the Effective Time; provided, however, that the amount will be zero with respect to a Company Warrant that has a per share exercise price that is equal to or exceeds the Applicable Per Share Amount for Company Common Shares subject to such Company Warrant.

“Confidentiality Agreement” has the meaning set forth in Section 5.2(b).

“Consideration Spreadsheet” has the meaning set forth in Section 1.4(b).

“Contingency Amount” has the meaning set forth in Section 1.4(g).

“Continuing Employee” shall mean each current Company Employee who, as of immediately following the Effective Time, continues his or her employment with the Company or a Company Subsidiary or becomes at the Effective Time of the Merger an employee of Parent or any Subsidiary of Parent.

“Controlling Party” has the meaning set forth in Section 5.4(c)(ii).

“Covenant Termination Date” has the meaning set forth in Section 8.1(a).

“Damages” as used in Section 8.1 means any damages, liabilities, losses, claims, settlements, deficiencies, actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable legal, expert and consultant fees and expenses, costs of investigation, defense and resolution, the cost of enforcing any right to indemnification hereunder (regardless of whether or not the same relate to any third-party claims) and the cost of pursuing any insurance providers, and excluding: (i) any special or punitive damages and (ii) any damages that arise solely from the special circumstances of Parent that have not been communicated to the Company Securityholders (in each case, other than any such damages paid or payable to a third party).

“Data Room” means the documents relating to the Company and the Company Subsidiaries and their business available for review by Parent or its Representatives on and as of the date of this Agreement in the Merrill Corporation virtual data site maintained on behalf of the Company.

“Deductible” has the meaning set forth in Section 8.1(d)(ii).

“Delaware Code Amendment” has the meaning set forth in Section 8.1(a).

“Dissenting Shares” has the meaning set forth in Section 1.9(a).

“Effective Time” has the meaning set forth in Section 1.1(b).

“Encumbrance” or “Encumbrances” in respect of any property or assets, means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by Legal Requirement, including any lien, mortgage, charge, pledge, security interest, assignment, lease, option, easement, servitude, right-of-way, conditional sales contract, encroachment, restrictive covenant, right of first refusal, right of use or any other right or claim of any kind or nature whatsoever (or any agreement to grant or furnish any of the foregoing) that affects ownership or possession of, or title to, or any interest in, or the right to use or occupy such property or assets.

“Environmental Laws” means any applicable Legal Requirements that regulate the protection of the environment, protection of public health and safety, or protection of worker health and safety, or that regulate the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release, emission, disposal, re-use, or recycling of Hazardous Materials, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended (“CERCLA”), and the federal Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended (“RCRA”).

“Environmental Permits” has the meaning set forth in Section 2.19(a).

“ERISA” has the meaning set forth in Section 2.21(a).

“ERISA Affiliate” has the meaning set forth in Section 2.21(a).

“Escrow Account” has the meaning set forth in Section 1.4(f).

“Escrow Agent” has the meaning set forth in Section 1.4(f).

“Escrow Agreement” means the Escrow Agreement substantially in the form attached hereto as Exhibit J to be executed and delivered in accordance with the terms set forth in this Agreement.

“Escrow Amount” has the meaning set forth in Section 1.4(f).

“Estimated Adjustment Amount” has the meaning set forth in Section 1.5(b).

“Estimated Closing Date Net Working Capital” has the meaning set forth in Section 1.5(a).

“Estimated Closing Date Statement” has the meaning set forth in Section 1.5(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning set forth in Section 1.2.

“Excluded Matters” has the meaning set forth in Section 8.1(d)(i).

“Final Adjustment Amount” has the meaning set forth in Section 1.5(c).

“Final Closing Cash” has the meaning set forth in Section 1.5(c).

“Final Closing Date Statement” has the meaning set forth in Section 1.5(c).

“Firm” has the meaning set forth in Section 5.18(a).

“FLSA” has the meaning set forth in Section 2.16(c).

“Foreign Benefit Plans” has the meaning set forth in Section 2.21(j).

“Fundamental Representations” has the meaning set forth in Section 8.1(a).

“GAAP” means United States generally accepted accounting principles as of the date hereof.

“Government Official” means any (a) officer, employee or other individual acting in an official capacity for a Governmental Authority or agency or instrumentality thereof (including any fully or partially state-owned or controlled enterprise, institution or healthcare facility), or any officer, employee or other individual acting in an official capacity for a public international organization or (b) political party or official thereof or any candidate for any political office.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision or union thereof (including the European Union), or any department, agency or instrumentality of such government or political subdivision, or any self-regulated organization or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction. For purposes of the term “Government Official” as used in Section 2.23, “Government Authority” also includes any fully-owned or partially-owned enterprise of a government or political subdivision thereof.

“Hazardous Materials” means any material, chemical, compound, substance, mixture or by-product that is identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws as a “hazardous constituent,” “hazardous substance,” “hazardous material,” “acutely hazardous material,” “extremely hazardous material,” “hazardous waste,” “hazardous waste constituent,” “acutely hazardous waste,” “extremely hazardous waste,” “infectious waste,” “medical waste,” “biomedical waste,” “pollutant,” “toxic pollutant” or “contaminant.” The term “Hazardous Materials” includes any “hazardous substances,” as defined, listed, designated or regulated under CERCLA, any “hazardous wastes” or “solid wastes,” as defined, listed, designated or regulated under RCRA, any asbestos or asbestos containing materials any polychlorinated biphenyls, and any oil, including petroleum, fuel oil, sludge, oil refuse, and oil mixed with wastes or hydrocarbonic substance, fraction, distillate or by-product.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, as of any date of determination, (without duplication) with respect to any Person, (a) all obligations of such Person for borrowed money or with respect to similar cash advances (including all obligations pursuant to any sale or financing of receivables); (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person (even when the rights and remedies of such Person or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable); (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any

Encumbrance on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed; (f) any direct or indirect guarantee by such Person of Indebtedness of others; (g) all Capital Lease Obligations of such Person; (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty; (i) all obligations, contingent or otherwise, of such Person in respect of any letter of credit, banker’s acceptance or similar credit transaction; (j) all obligations in respect of any swap, forward, cap, future, hedge or derivative transaction; and (k) renewals, extensions and refundings of any such Indebtedness. The Indebtedness of any Person includes the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent that such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent that the terms of such Indebtedness provide that such Person is not liable therefor. The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to any contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided, however, that (i) the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, and (ii) Indebtedness will not include any liability for (A) Taxes, (B) uncleared checks or withdrawals of the Company and the Company Subsidiaries outstanding; (C) amounts owed by the Company in connection with the obligations set forth in Sections 5.1(b) or 5.17(a), or (D) the Specified Transaction Expenses.

“Indemnification Claim Notice” has the meaning set forth in Section 8.1(a).

“Indemnified Person” or “Indemnified Persons” has the meaning set forth in Section 8.1(b).

“Independent Accounting Firm” means Grant Thornton, LLP or McGladrey LLP, as long as such firm and its Affiliates have not provided any services to Parent, the Surviving Corporation or any of their Affiliates since January 1, 2012.

“Intellectual Property” means all intellectual property and associated rights that may exist or be created under the laws of any jurisdiction in the world, including all of the following: (a) patents and patent applications (including provisional applications), including all divisionals, continuations, substitutions, continuations-in-part, re-examinations, re-issues, additions, inter partes reviews, post grant reviews, renewals, extensions, confirmations, registrations, any confirmation patent or registration patent or patent of addition based on any such patent, patent term extensions, and supplemental protection certificates or requests for continued examinations, foreign counterparts, and the like of any of the foregoing; (b) trademarks, service marks, trade dress, logos, trade names, design rights and other similar designations of source, whether registered or unregistered, and the goodwill associated therewith and registrations and applications for registration thereof; (c) works of authorship, copyrights and rights under copyrights, including moral rights, and any registrations and applications for registration thereof; (d) mask work rights and registrations and applications for registration thereof; (e) trade secrets and confidential information; (f) internet domain names, whether or not trademarks, registered by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and URLs; (g) software and firmware, including source code, object code and database rights; and (h) any other proprietary rights recognized in any jurisdiction worldwide.

“IP Agreement” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to Intellectual Property (other than agreements relating to commercially-available, non-customized off-the-shelf software that is (i) licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license, (ii) not incorporated into any of the products or services of the Company or any Company Subsidiary, and (iii) is generally available on standard terms for less than $10,000): (a) to which the Company or any of the Company Subsidiaries is a party; or (b) under which the Company or any of the Company Subsidiaries is a licensor or licensee.

“IPO Expenses” means expenses incurred by the Company associated with the planned initial public offering of Company Common Stock.

“Knowledge of the Company” means the actual knowledge of Timothy A. Harkness, Jason B. Novi, Therese L. Salyer, Trent A. Basarsky and Robert M. Gavin, and knowledge of such facts or matters such Persons would reasonably be expected to discover or become aware of after conducting a reasonable investigation.

“Labor Laws” has the meaning set forth in Section 2.16(c).

“Lease” or “Leases” has the meaning set forth in Section 2.18(a).

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property that the Company and the Company Subsidiaries possess and/or use.

“Legal Requirement” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by any Governmental Authority and any orders, writs, injunctions, awards, judgments and decrees applicable to the Company or to any of its assets, properties or businesses.

“Letter of Transmittal” has the meaning set forth in Section 1.8(b).

“Major Stockholders” means Timothy A. Harkness, Jason B. Novi, Therese L. Salyer, Trent A. Basarsky, Robert M. Gavin, A. Blaine Bowman, David L. Barker, Domain Partners V, L.P., Domain Partners VII, L.P., Domain Associates, L.L.C., DP V Associates, L.P., DP VII Associates, L.P., Essex Woodlands Health Ventures Fund VIII, L.P., Essex Woodlands Health Ventures Fund VIII-A, L.P., Essex Woodlands Health Ventures Fund VIII-B, L.P., LVP Life Science Ventures I, L.P., LVP Life Science Ventures II, L.P., LVPMC, LLC, Novo A/S and The Wellcome Trust Limited, as Trustee of the Wellcome Trust.

“Management Retention Bonus Plan Participant” has the meaning set forth in Section 1.3(b)(xi).

“Material Contract” has the meaning set forth in Section 2.14(c).

“Merger” has the meaning set forth in the recitals.

“Merger Sub” has the meaning set forth in the introductory paragraph.

“Non-Controlling Party” has the meaning set forth in Section 5.4(c)(ii).

“OFAC” has the meaning set forth in Section 2.26.

“OFAC Regulations” has the meaning set forth in Section 2.26.

“Open Source Software” means any Software that meets one or more of the following criteria: (a) has been distributed, contributed or otherwise transferred into the public domain, either voluntarily, involuntarily, by the operation of law or otherwise, (b) was formerly governed by intellectual property rights, all or some of which have been invalidated, terminated, expired, waived or otherwise lapsed, (c) is subject to, distributed, transmitted, licensed or otherwise made available under any so-called “public license,” “open source license,” “free license,” “industry standard license,” intellectual property pool license” or similar license, the intention of which is to permit the public use, modification, distribution, incorporation and/or exploitation of the Software without conveying an exclusive or proprietary interest in such licensed Software (although certain other conditions may be imposed by such license), or (d) subject to, distributed, transmitted, licensed or otherwise made available under any version of any of the following licenses: GNU General Public License, GNU Library or “Lesser” Public License, BSD license, MIT license, Mozilla Public License, IBM Public License, Apache Software License, Sun Industry Standards Source License, Intel Open Source License, Apple Public Source License, or any substantially similar license, or any license that has been approved by the Open Source Initiative.

“Option Termination Agreement” has the meaning set forth in Section 1.3(a)(ii).

“Out of the Money Company Options” means each Company Option that has a per share exercise price that is equal to or greater than the Applicable Per Share Amount for Company Common Stock (determined as of the Closing).

“Out of the Money Company Warrants” means each Company Warrant that has a per share exercise price that is equal to or greater than the Applicable Per Share Amount for Company Shares subject to such Company Warrant (determined as of Closing).

“Outside Date” has the meaning set forth in Section 7.1(b).

“Owned Intellectual Property” means all Intellectual Property owned by the Company or any Company Subsidiary.

“Parent” has the meaning set forth in the introductory paragraph.

“Parent Closing Certificate” has the meaning set forth in Section 6.3(c).

“Parent Employee Plan” shall mean each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan) that is currently maintained or contributed to Parent or any of its Affiliates for the benefit of any current employee of Parent.

“Parent Material Adverse Effect” has the meaning set forth in Section 3.3.

“Patents” means all patents and patent applications (including provisional applications), including all divisionals, continuations, substitutions, continuations-in-part, re-examinations, re-issues, additions, renewals, extensions, confirmations, registrations, any confirmation patent or registration patent or patent of addition based on any such patent, patent term extensions, and supplemental protection certificates or requests for continued examinations, foreign counterparts, and the like of any of the foregoing.

“Paying Agent” means JPMorgan Chase Bank, NA, as paying agent for the payment of the aggregate amount due to the Company Securityholders with respect to the Company Securities held by them pursuant to Section 1, or such other entity as the Securityholders’ Representative and Parent may agree prior to the Closing.

“Paying Agent Agreement” means the Paying Agent Agreement substantially in the form attached hereto as Exhibit K to be executed and delivered in accordance with the terms set forth in this Agreement.

“Permits” has the meaning set forth in Section 2.6.

“Permitted Encumbrances” has the meaning set forth in Section 2.17.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, business entity or a Governmental Authority (or any department, agency, or political subdivision thereof).

“Post-Signing Events” has the meaning set forth in Section 5.8(a).

“Post-Signing Failure Notice” has the meaning set forth in Section 5.8(b).

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Pre-Closing Taxes” means any Taxes of the Company or any Company Subsidiary with respect to any Pre-Closing Tax Period; provided that Pre-Closing Taxes shall not include any Taxes resulting from (w) Transaction Employment Taxes, (x) any election under Section 338 of the Code, (y) any transactions occurring on the Closing Date after the Closing outside the ordinary course of business, or (z) any breach by Parent of Section 5.4 of this Agreement. In the case of any Straddle Period, the amount of any Taxes based on or measured by income, receipts, withholding, payroll or similar Taxes of the Company and the Company Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other Taxes of the Company and the Company Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and with respect to any Straddle Period, all Taxes that relate to the portion of such Straddle Period ending on and including the Closing Date.

“Prepaid IPO Expenses” means any amounts capitalized on the Company Balance Sheet relating to expenses associated with the planned initial public offering of Company Common Stock.

“Pro Rata Portion” means, with respect to a Company Securityholder (including any Management Retention Bonus Plan Participant), a fraction measured as of the time of determining such Company Securityholder’s Pro Rata Portion, the numerator of which is the amount of Closing Merger Consideration and Company Change in Control Payments paid or payable to such Company Securityholder as of such determination date in accordance with the terms of this Agreement and the denominator of which is the Closing Merger Consideration and Company Change in Control Payments paid or payable to all Company Securityholders as of such determination date in accordance with the terms of this Agreement.

“Product Liability” means any liability, claim or expense (including reasonable attorneys’ fees) arising in whole or in part out of a breach of any product warranty (whether express or implied), strict liability in tort, negligent design, specification, processing or manufacture of product, negligent provision of services, or product recall arising from the manufacturing, packaging, labeling (including instructions for use), marketing, distribution or sale of products (whether for clinical trial purposes, commercial use or otherwise).

“Registration Statement” means the Registration Statement on Form S-1 filed by the Company with the SEC, as amended through the date hereof.

“Registered Intellectual Property” has the meaning set forth in Section 2.12(a).

“Released Claims” has the meaning set forth in Section 5.18(a).

“Releasees” has the meaning set forth in Section 5.18(a).

“Releasors” has the meaning set forth in Section 5.18(a).

“Representation Termination Date” has the meaning set forth in Section 8.1(a).

“Representatives” means, with respect to a Person, such Person’s legal, financial, internal and independent accounting and other advisors and representatives.

“Required Consents” has the meaning set forth in Section 6.2(h).

“Required Stockholder Approval” means the approval and adoption of this Agreement and the agreement of Merger (as such term is used in Section 251 of the Delaware General

Corporation Law) contained in this Agreement by (a) the holders of at least 66 2/3% of the shares of the Company Preferred Stock (voting together as a single class and on an as-converted to Common Stock basis); and (b) the holders of a majority of the Company Shares (voting together as a single class on an as-converted to Company Common Stock basis).

“Sanctions Target” has the meaning set forth in Section 2.26.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securityholders’ Representative” has the meaning set forth in Section 1.14(a).

“Securityholders Representative Agreement” has the meaning set forth in Section 1.14(e).

“Securityholders’ Representative Group” has the meaning set forth in Section 1.14(e).

“Seller Group” has the meaning set forth in Section 5.18(a).

“Series A Preferred Stock” means shares of Series A Preferred Stock, par value $0.0001 per share, of the Company.

“Series B Preferred Stock” means shares of Series B Preferred Stock, par value $0.0001 per share, of the Company.

“Series C Preferred Stock” means shares of Series C Preferred Stock, par value $0.0001 per share, of the Company.

“Series D Preferred Stock” means shares of Series D Preferred Stock, par value $0.0001 per share, of the Company.

“Series E Preferred Stock” means shares of Series E Preferred Stock, par value $0.0001 per share, of the Company.

“Series F Preferred Stock” means shares of Series F Preferred Stock, par value $0.0001 per share, of the Company.

“Software” means all computer databases, computer software and subsequent versions thereof, including firmware, programs, modules, source code, object, executable or binary code, objects, comments, screens, user interfaces, libraries, drivers, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and all other items and documentation related thereto or associated therewith, and portions thereof, including computer programs, materials, tapes, know-how, processes and other written materials.

“Specified Transaction Expenses” means all expenses incurred by or on behalf of the Company or any Company Subsidiary in connection with the transactions contemplated hereby, including legal, accounting, Tax, financial advisory, valuation expert, environmental consultants and other professional or transaction related costs, fees and expenses incurred by the Company or any Company Subsidiary in connection with this Agreement or in investigating, pursuing or completing the transactions contemplated hereby (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers) and 50% of the aggregate fees and expenses in connection with the filings under the HSR Act and other Antitrust Laws, and will include the IPO Expenses, but shall not include any amounts incurred by the Company in connection with the obligations set forth in Sections 5.1(b) or 5.17(a).

“Specified Indemnity Cap” has the meaning set forth in Section 8.1(d)(iii).

“Specified Indemnity Matter” has the meaning set forth in Section 8.1(b)(vii).

“Specified Indemnity Termination Date” has the meaning set forth in Section 8.1(a).

“Stockholder Written Consents” has the meaning set forth in Section 5.8(b).

“Straddle Period” means any taxable period commencing on or prior to the Closing Date and ending after the Closing Date.

“Subsidiary” or “Subsidiaries” means an entity in which at least 50% of its outstanding equity or financial interests are owned directly, indirectly or beneficially by another entity.

“Supplemental Financial Information” has the meaning set forth in Section 5.16(e).

“Surviving Corporation” has the meaning set forth in Section 1.1(a).

“Tax” or “Taxes” means any federal, state, local, or non-U.S. foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, Code Section 59A, customs duties, equity or membership interest, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto.

“Tax Contest” has the meaning set forth in Section 5.4(c)(i).

“Tax Return” means any return, declaration, report, claim for refund, information statement or report or other document filed or required to be filed with a Governmental Authority with respect to Taxes (including any related or supporting schedules, statements or information).

“Third Party Claim” has the meaning set forth in Section 8.1(e).

“Third Party Intellectual Property” means all Intellectual Property that is owned by a party other than the Company or a Company Subsidiary and that the Company or a Company Subsidiary is authorized to use under an IP Agreement.

“Transaction Deductions” means all items of loss or deduction for U.S. federal income and state and local tax purposes resulting from or attributable to: (i) the vesting, conversion, cancellation and/or exercise of any Company Options pursuant to the terms hereof or in connection with the transactions contemplated hereby, (ii) any Company Change in Control Payments, (iii) Specified Transaction Expenses, and (iv) any fees, expenses, premiums and penalties with respect to the prepayment of debt and the write-off or acceleration of the amortization of deferred financing.

“Transaction Employment Taxes” means all employment and payroll Taxes payable by the Company with respect to the payment of (i) the vesting, conversion, cancellation and/or exercise of any Company Options pursuant to the terms hereof or in connection with the transactions contemplated hereby, and (ii) Company Change in Control Payments, other than those Taxes withheld from amounts payable to employees.

“Unpaid Company Change in Control Payments” means Company Change in Control Payments not set forth in the Consideration Spreadsheet.

“Unpaid Company Debt” means Company Debt unpaid and outstanding at the Closing and not set forth in the Closing Debt Certificate.

“Unpaid Specified Transaction Expenses” means Specified Transaction Expenses unpaid and outstanding at the Closing and not set forth in the Closing Expense Certificate.

“WARN” has the meaning set forth in Section 2.16(c).

Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules Exhibits and Schedules have been omitted and will be furnished supplementally to the SEC upon request:

Exhibit B	Form of Certificate of Merger
Exhibit C	Form of Option Termination Agreement
Exhibit D	Form of Noncompetition and Nonsolicitation Agreement
Exhibit E	Form of Joinder Agreement
Exhibit F	Consideration Spreadsheet
Exhibit G	Form of Letter of Transmittal
Exhibit H	Form of Stockholder Written Consent
Exhibit I	Sample Calculation of Closing Date Net Working Capital
Exhibit J	Form of Escrow Agreement
Exhibit K	Form of Paying Agent Agreement
Schedule 1.3(b)(v)	Encumbrances
Schedule 1.3(b)(vii)	Noncompetition and Nonsolicitation Agreement Parties
Schedule 5.11	Other Agreement
Schedule 6.12	Affiliate Agreements to be Terminated
Schedule 8.1	Delaware Code Amendment
Schedule 8.1(b)	Specified Indemnity Matter

Company Disclosure Schedules